Exhibit 2.1

EXECUTION VERSION

CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS

EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE

REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THE OMITTED

INFORMATION HAS BEEN MARKED WITH “[***]” TO INDICATE WHERE

OMISSIONS HAVE BEEN MADE.

AGREEMENT AND PLAN OF MERGER

by and among

FERRIC, INC.,

SEMICONDUCTOR COMPONENTS INDUSTRIES, LLC,

FORGE MERGER SUB, INC., and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

solely in its capacity as Stockholder Representative

Dated as of November 2, 2026

Table of Contents

Page

ARTICLE I

The Merger

1.1	The Merger	2
1.2	Closing	2
1.3	Governing Documents; Officers and Directors of the Surviving Company	3

ARTICLE II

Purchase Price; Effect on Shares

2.1	Effect on Capital Stock	3
2.2	Treatment of Company Equity Awards	4
2.3	Treatment of Company Warrants and Company SAFEs	5
2.4	Closing Deliverables	5
2.5	Delivery of Estimated Closing Statement and Spreadsheet	7
2.6	Purchase Price Adjustment	7
2.7	Earn-Out Payment	10
2.8	Payments Administrator	15
2.9	Withholding	16

ARTICLE III

Representations and Warranties of the Company

3.1	Incorporation, Good Standing and Qualification	17
3.2	Authority; Approval	17
3.3	Capital Structure	17
3.4	No Subsidiaries	19
3.5	Governmental Filings; No Conflicts	19
3.6	Financial Statements; Undisclosed Liabilities	20
3.7	Absence of Certain Changes	21
3.8	Litigation	21
3.9	Employee Benefits	22
3.10	Compliance with Laws; Permits	23
3.11	Environmental Matters	24
3.12	Taxes	25
3.13	Labor Matters	28
3.14	Real Property	29
3.15	Tangible Personal Property	30
3.16	Intellectual Property & Data Privacy	30
3.17	Contracts	35

3.18	Government Contracts	37
3.19	Customers and Suppliers	39
3.20	Affiliated Transactions	39
3.21	Insurance	39
3.22	Brokers and Finders	40

ARTICLE IV

Representations and Warranties of Purchaser and Merger Sub

4.1	Organization and Good Standing	40
4.2	Authority	40
4.3	Governmental Filings; No Conflicts	40
4.4	Operations of Merger Sub	41
4.5	Sufficient Funds	41
4.6	Brokers and Finders	41

ARTICLE V

Covenants of the Parties

5.1	Interim Operations	41
5.2	Cooperation and Efforts	45
5.3	Regulatory Filings/Approvals	46
5.4	Access	48
5.5	Publicity	49
5.6	Tax Matters.	49
5.7	Employee Matters	51
5.8	Indemnification; Directors’ and Officers’ Insurance	55
5.9	Expenses	55
5.10	Further Assurances	56
5.11	R&W Insurance Policy	56
5.12	Obligations of Merger Sub	56
5.13	Stockholder Consent	56
5.14	Payments Administrator Agreement	57
5.15	Company Warrants	57
5.16	Retention RSUs	57
5.17	Transition Bonuses	57
5.18	Holder-Funded Payments	58

ARTICLE VI Closing Conditions

6.1	Conditions to Each Party’s Obligation to Effect the Transactions	58
6.2	Conditions to Obligations of Purchaser and Merger Sub	58
6.3	Conditions to Obligations of the Company	59
6.4	Frustration of Closing Conditions	60

ARTICLE VII

Termination

7.1	Termination by Mutual Consent	60
7.2	Termination by Either Purchaser or the Company	60
7.3	Termination by the Company	60
7.4	Termination by Purchaser	61
7.5	Effect of Termination and Abandonment	61

ARTICLE VIII

Indemnification

8.1	Indemnification	61
8.2	Limitations to the Indemnification Obligations of the Indemnifying Parties	63
8.3	Indemnity Holdback Fund	65
8.4	Claims Procedure.	65
8.5	Stockholder Representative.	67
8.6	Third-Party Claims.	70
8.7	Treatment of Indemnification Payments	71
8.8	Exclusive Remedy	71

ARTICLE IX

Miscellaneous and General

9.1	Amendment; Waivers, Etc.	71
9.2	Counterparts; Effectiveness	72
9.3	GOVERNING LAW	72
9.4	Consent to Jurisdiction; Waiver of Jury Trial	72
9.5	Notices	73
9.6	Entire Agreement	74
9.7	No Third Party Beneficiaries	74
9.8	Definitions	74
9.9	Severability	74
9.10	Interpretation	74
9.11	Assignment	75
9.12	Specific Performance	75
9.13	Company Non-Reliance; No Other Representations.	76
9.14	Purchaser and Merger Sub Non-Reliance; No Other Representations.	76
9.15	Conflict of Interest	77
9.16	Attorney-Client Privilege	77

ANNEXES / EXHIBITS / SCHEDULES

Annex A	Definitions

Annex B	Certificate of Merger

Annex C	Amended and Restated Certificate of Incorporation of the Surviving Company

Annex D	Illustrative Net Working Capital Example

Exhibit A	Form of Support Agreement

Schedule I	Persons to Execute Support Agreements

Schedule II	Required Third Party Consents

Schedule III	Certain Estimated Closing Indebtedness

Schedule IV	Required SAFE Termination Agreements

Schedule V	Spreadsheet Detail

Schedule VI	Specified Products

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 2, 2026, by and among Ferric, Inc., a corporation formed under the laws of Delaware (the “Company”), Semiconductor Components Industries, LLC, a Delaware limited liability company (“Purchaser”), Forge Merger Sub, Inc., a corporation formed under the laws of Delaware (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Holders (the “Stockholder Representative”). All of the signatories to this Agreement are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, in connection with the execution and delivery of this Agreement, the Key Employees of the Company have entered into (a) employment arrangements with the Company in form and substance satisfactory to Purchaser (each, a “Key Employee Agreement”), and (b) restrictive covenant agreements with the Company in form and substance satisfactory to Purchaser (each, a “Restrictive Covenant Agreement”), in each case contingent upon and effective as of the Closing;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved, authorized and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Stockholders, and (c) recommended that the Stockholders approve the Transactions and adopt this Agreement;

WHEREAS, the board of directors of Purchaser has (a) approved this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (b) caused Merger Sub to approve the Transactions and adopt this Agreement, and (c) caused Purchaser, as the sole stockholder of Merger Sub, to adopt this Agreement conditioned upon the execution of this Agreement by Merger Sub pursuant to a written consent;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, each of the Company’s stockholders set forth on Schedule I has executed and delivered to Purchaser a support agreement in the form attached hereto as Exhibit A (each, a “Support Agreement”), pursuant to which such stockholders have agreed, among other things, (a) to vote their shares of Company Capital Stock in favor of adoption of this Agreement and approval of the Merger and the other Transactions, (b) to grant Purchaser an irrevocable proxy to vote such shares in a manner consistent with the terms of such Support Agreements, (c) not to transfer any of their shares of Company Capital Stock from the date hereof until the Effective Time (except to the extent permitted thereunder), (d) to exercise all outstanding Company Warrants held by them prior to the Effective Time in accordance with their terms, (e) to release certain claims and appoint the Stockholder Representative in accordance with the terms set forth therein, and (f) to be bound by certain provisions of this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with, and also to prescribe certain conditions to, the Transactions.

NOW, THEREFORE, in consideration of the promises, and of the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

The Merger

1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the DGCL and the separate corporate existence of Merger Sub shall thereupon cease, and (b) the Company will be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and from and after the Effective Time, will continue its separate corporate existence as a wholly owned subsidiary of Purchaser. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company shall cause a certificate of merger relating to the Merger in the form attached hereto as Annex B (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the requirements of the DGCL. The Parties will make all other filings required by the DGCL in connection with the Merger. The Merger will become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware (such date and time, the “Effective Time”). From and after the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) will take place remotely by exchange of electronic deliveries and signatures on a date to be agreed by Purchaser and the Company, which shall be no later than 9:00 a.m. local time on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) will be satisfied or waived in accordance with this Agreement; provided that the Closing shall not occur during the ten (10) Business Day period immediately preceding the end of any calendar quarter unless otherwise agreed in writing by the Company and Purchaser, or at such other date, time or place (or by means of remote communication) as the Company and Purchaser may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”). The Closing may be accomplished by email (in .PDF format)

transmission to legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon the dispatch of such email (provided that no failure message is generated).

1.3 Governing Documents; Officers and Directors of the Surviving Company. At the Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Annex C attached hereto, and as so amended and restated, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the DGCL and such certificate of incorporation, (ii) the Parties shall take all actions necessary to cause the officers of Merger Sub as of immediately prior to the Effective Time to be the initial officers of the Surviving Company, which officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, and (iii) the Parties shall take all actions necessary to cause the directors of Merger Sub as of immediately prior to the Effective Time to be the initial directors of the Surviving Company, which directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE II

Purchase Price; Effect on Shares

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any Party or any holder of securities of any Party:

(a) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.001 per share, of the Surviving Company, which will be the only shares of capital stock of the Surviving Company issued and outstanding immediately after the Effective Time.

(b) Company Capital Stock.

(i) Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (in all cases excluding Dissenting Shares) shall be converted into the right to receive (A) at the Closing, the sum of the Per Share Liquidation Preference applicable to such share of Company Preferred Stock and the Per Share Common Consideration, (B) any Per Share Post-Closing Excess payable in respect of such share of Company Preferred Stock pursuant to Section 2.6(e), (C) any Per Share Indemnity Holdback Amount payable in respect of such share of Company Preferred Stock pursuant to Section 8.3, (D) any Per Share Earn-Out Amount payable in respect of such share of Company Preferred Stock pursuant to Section 2.7, (E) any Per Share Stockholder Representative Expense Amount payable in respect of such share of Company Preferred Stock pursuant to Section 8.5(e), and (F) any Per Share Holder-Funded Payment Excess Amount payable in respect of such share of Company Preferred Stock pursuant to Section 5.18, in each case without interest.

(ii) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (in all cases excluding Dissenting Shares) shall be converted into the right to receive (A) at the Closing, the Per

Share Common Consideration, (B) any Per Share Post-Closing Excess payable in respect of such share of Company Common Stock pursuant to Section 2.6(e), (C) any Per Share Indemnity Holdback Amount payable in respect of such share of Company Common Stock pursuant to Section 8.3, (D) any Per Share Earn-Out Amount payable in respect of such share of Company Common Stock pursuant to Section 2.7, (E) any Per Share Stockholder Representative Expense Amount payable in respect of such share of Company Common Stock pursuant to Section 8.5(e), and (F) any Per Share Holder-Funded Payment Excess Amount payable in respect of such share of Company Common Stock pursuant to Section 5.18, in each case without interest.

(c) Cancellation of Dissenting Shares; Appraisal Rights. Notwithstanding any provisions of this Agreement to the contrary, any Dissenting Shares shall not be converted into the right to receive any portion of the applicable consideration payable or receivable pursuant to Section 2.1(b) but shall, by virtue of the Merger, cease to be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. For the avoidance of doubt, if, after the Effective Time, any such holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the consideration described in Section 2.1(b), without interest, and the Surviving Company shall remain liable for payment of such consideration for such shares. The Company shall provide to Purchaser prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Section 262 of the DGCL and received by the Company. The Company shall not, except with the prior written consent of Purchaser, or as otherwise required under Section 262 of the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.

2.2 Treatment of Company Equity Awards.

(a) Treatment of Vested Company Options. As of the Effective Time, each Vested Company Option (other than an Excluded Option) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the Optionholder, be canceled and shall only entitle such Optionholder to receive an amount in cash equal to, with respect to each share of Company Capital Stock subject to such Vested Company Option, (i) the excess, if any, of (x) the Per Share Common Consideration over (y) the per share exercise price of such Vested Company Option (the “Closing Option Payment Amount”), (ii) any Per Share Post-Closing Excess payable in respect of the share of Company Common Stock underlying such Vested Company Option pursuant to Section 2.6(e), (iii) any Per Share Indemnity Holdback Amount payable in respect of the share of Company Common Stock underlying such Vested Company Option pursuant to Section 8.3, (iv) any Per Share Earn-Out Amount payable in respect of the share of Company Common Stock underlying such Vested Company Option pursuant to Section 2.7, (v) any Per Share Stockholder Representative Expense Amount payable in respect of the share of Company Common Stock underlying such Vested Company Option pursuant to Section 8.5(e), and (vi) any Per Share Holder-Funded Payment Excess Amount payable in respect of the share of Company Common Stock underlying such Vested Company Option pursuant to Section 5.18, in each case without interest.

(b) Treatment of Excluded Options. As of the Effective Time, each Excluded Option will be automatically canceled and extinguished, and no consideration shall be payable in exchange therefor.

2.3 Treatment of Company Warrants and Company SAFEs.

(a) Treatment of Company Warrants. As of the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the Warrantholder, be canceled and extinguished, and no consideration shall be payable in exchange therefor.

(b) Treatment of Company SAFEs.

(i) As of the Effective Time, each Company Cash-Out SAFE and Company Premium Cash-Out SAFE that is outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive an amount in cash equal to the “Cash-Out Amount” or the “Change of Control Premium Amount” (each as defined in such Company Cash-Out SAFE), as applicable.

(ii) As of the Effective Time, each Company Conversion SAFE that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder of such Company Conversion SAFE, be canceled and shall only entitle such holder to receive an amount in cash equal to, with respect to each SAFE Conversion Share issuable with respect to such Company Conversion SAFE, (A) the Per Share Common Consideration, (B) any Per Share Post-Closing Excess payable in respect of each SAFE Conversion Share issuable with respect to such Company Conversion SAFE pursuant to Section 2.6(e), (C) any Per Share Indemnity Holdback Amount payable in respect of each SAFE Conversion Share issuable with respect to such Company Conversion SAFE pursuant to Section 8.3, (D) any Per Share Earn-Out Amount payable in respect of each SAFE Conversion Share issuable with respect to such Company Conversion SAFE pursuant to Section 2.7, (E) any Per Share Stockholder Representative Expense Amount payable in respect of each SAFE Conversion Share issuable with respect to such Company Conversion SAFE pursuant to Section 8.5(e), and (F) any Per Share Holder-Funded Payment Excess Amount payable in respect of each SAFE Conversion Share issuable with respect to such Company Conversion SAFE pursuant to Section 5.18, in each case, without interest.

2.4 Closing Deliverables.

(a) By the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall deliver or cause to be delivered:

(i) to Purchaser, a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date, in a form reasonably acceptable to Purchaser, certifying that the Company is not, and has not been at any time during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code and the Treasury Regulations thereunder), together with a notice in accordance with Treasury Regulations Section 1.897-2(h)(2);

(ii) to Purchaser, the Key Employee Agreements and Restrictive Covenant Agreements, duly executed and not rescinded, withdrawn, or terminated by the Key Employees;

(iii) all third-party consents (on terms reasonably satisfactory to Purchaser) set forth on Schedule II;

(iv) the Spreadsheet and a certificate duly executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct, and complete;

(v) to Purchaser, the Requisite Support Agreements duly executed and not rescinded, withdrawn, or terminated;

(vi) customary payoff letters or similar instruments with respect to all Estimated Closing Indebtedness set forth on Schedule III, which letters provide for the full payoff and discharge of all such Estimated Closing Indebtedness, the termination of the commitments thereunder and the release of all guarantees and Liens relating to such Estimated Closing Indebtedness following the terms set forth in such payoff letters;

(vii) written invoices from any third-party advisor that is entitled to any Transaction Costs, reflecting the total amount of fees and expenses that have been incurred in connection with the Transactions that remain payable;

(viii) duly executed, and not rescinded, withdrawn, or terminated, termination agreements executed by the Company and the Holders of Company SAFEs listed on Schedule IV;

(ix) a certificate from the Delaware Secretary of State, dated within five (5) Business Days of the Closing, certifying that the Company is in good standing; and

(x) the Certificate of Merger, executed by the Company.

(b) By Purchaser. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall deliver or cause to be delivered:

(i) to the Payments Administrator, in trust and for the benefit of, and further payment to, each Holder of Company Capital Stock and Company SAFEs the aggregate amount payable to the Holders of Company Capital Stock pursuant to Sections 2.1(b)(i)(A) and 2.1(b)(ii)(A) and Company SAFEs pursuant to Sections 2.3(b)(i) and 2.3(b)(ii)(A), by wire transfer of immediately available funds, to an account or accounts specified by the Payments Administrator, pursuant to instructions given to Purchaser by the Company no later than three (3) Business Days prior to the Closing;

(ii) to the Company, the aggregate amount payable (before deduction of applicable withholding and payroll Taxes) to Employee Optionholders pursuant to Section 2.2(a)(i), by wire transfer of immediately available funds, to the Company’s payroll account for further payment on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the Closing to each Employee Optionholder, an amount equal to the applicable Closing Option Payment Amount, net of applicable withholding and payroll Taxes, in immediately available funds, to be paid through the Company’s ordinary payroll process;

(iii) to the Payments Administrator for the benefit of, and further payment to, each Non-Employee Optionholder, the aggregate applicable Closing Option Payment Amounts, by wire transfer of immediately available funds, to an account or accounts specified by the Payments Administrator;

(iv) to the Stockholder Representative, an amount equal to $1,000,000 (the “Stockholder Representative Expense Amount”), by wire transfer of immediately available funds, to an account (the “Stockholder Representative Account”) specified by the Stockholder Representative;

(v) (A) to the Payments Administrator an amount equal to the Estimated Transaction Costs payable to third parties, as set forth on the Estimated Closing Statement, by wire transfer of immediately available funds, to an account or accounts specified by the Payments Administrator, and (B) to the Company, an amount equal to the Estimated Transaction Costs payable to employees of the Company, as set forth on the Estimated Closing Statement, by wire transfer of immediately available funds, to the Company’s payroll account for further payment through the Company’s ordinary payroll process on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the Closing to the applicable employees, net of applicable withholding and payroll Taxes; and

(vi) to the Escrow Agent, an amount equal to the Escrow Amount, by wire transfer of immediately available funds, to an account (the “Escrow Account”) specified by the Escrow Agent.

2.5 Delivery of Estimated Closing Statement and Spreadsheet.

(a) At least four (4) Business Days prior to the Closing, the Company shall deliver to Purchaser a statement (the “Estimated Closing Statement”) containing its good faith estimate of the amount of (i) the Net Working Capital as of immediately prior to the Closing (such time, the “Measurement Time” and such amount, the “Estimated Closing Net Working Capital”), (ii) Cash as of the Measurement Time (the “Estimated Closing Cash”), (iii) Indebtedness as of the Measurement Time (the “Estimated Closing Indebtedness”) and (iv) Transaction Costs as of the Measurement Time (the “Estimated Transaction Costs”), as well as the Company Closing Equity Value resulting therefrom.

(b) At least four (4) Business Days prior to the Closing, the Company shall deliver to Purchaser a spreadsheet (the “Spreadsheet”) containing the information set forth in Schedule V.

2.6 Purchase Price Adjustment.

(a) As soon as practicable, but in no event later than ninety (90) days following the Closing Date, Purchaser shall deliver to the Stockholder Representative a statement (the “Purchase Price Adjustment Statement”) containing, in reasonable detail, the amount of Net Working Capital as of the Measurement Time (“Closing Net Working Capital”), the amount of Cash as of the Measurement Time (“Closing Cash”), the amount of Indebtedness as of the Measurement Time (“Closing Indebtedness”) and the amount of Transaction Costs as of the Measurement Time (“Closing Transaction Costs”), as well as the Company Closing Equity Value resulting therefrom. The Purchase Price Adjustment Statement shall be prepared in accordance with the methodology illustrated in Annex D and, to the extent not inconsistent with such methodology, GAAP and the methodology and principles used in the preparation of the Financial Statements. The Parties agree that the purpose of preparing the Purchase Price Adjustment Statement and determining Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Transaction Costs and the related purchase price adjustment contemplated by this Section 2.6 is to (i) measure changes in the Closing Net Working Capital against the Estimated

Closing Net Working Capital, (ii) measure changes in the Closing Cash against the Estimated Closing Cash, (iii) measure changes in the Closing Indebtedness against the Estimated Closing Indebtedness and (iv) measure changes in the Closing Transaction Costs against the Estimated Transaction Costs, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Purchase Price Adjustment Statement or determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness or Closing Transaction Costs that are different from those contemplated by this Section 2.6. The Estimated Closing Statement and the Purchase Price Adjustment Statement shall disregard any financing or refinancing arrangements entered into at any time by Purchaser or its Affiliates in connection with the consummation of the transactions contemplated hereby or any facts or circumstances that are unique or particular to Purchaser or any of its assets or liabilities.

(b) After receipt from Purchaser of the Purchase Price Adjustment Statement, the Stockholder Representative and its authorized representatives shall have the right to have reasonable access upon reasonable notice during normal business hours to personnel and accountants of Purchaser and the Surviving Company to discuss Purchaser’s calculation of Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Costs set forth in the Purchase Price Adjustment Statement and to inspect the books and records and workpapers (including those prepared by advisors and other third parties, subject to the execution of any confidentiality agreement or similar agreement required by such advisors or third parties) that are reasonably related to the preparation or assessment of the Purchase Price Adjustment Statement. If the Stockholder Representative fails to challenge Purchaser’s determination of Closing Net Working Capital, Closing Cash, Closing Indebtedness or Closing Transaction Costs by the delivery of a written notice to Purchaser (the “Objection Notice”) within thirty (30) days after receipt by the Stockholder Representative of the Purchase Price Adjustment Statement (the “Objection Period”), the calculations included in the Purchase Price Adjustment Statement shall be final, conclusive and binding for all purposes of this Agreement.

(c) If the Stockholder Representative delivers an Objection Notice to Purchaser upon or prior to the end of the Objection Period, then Purchaser and the Stockholder Representative shall attempt to resolve such dispute within thirty (30) days from the date of delivery of the Objection Notice. If Purchaser and the Stockholder Representative cannot reach agreement within such thirty (30)-day period (or such longer period as they may mutually agree in writing), then either Purchaser or the Stockholder Representative shall have the unilateral right to request that the resolution of all unresolved items from the Objection Notice (the “Disputed Items”) be referred to the Accounting Arbitrator on behalf of both Purchaser and the Stockholder Representative to resolve any remaining disagreements. For purposes of this Section 2.6, the Accounting Arbitrator shall be Ernst & Young or such other independent accounting firm of recognized national standing in the United States as may be mutually agreed upon by Purchaser and the Stockholder Representative in writing, in each case on terms that are agreeable to both Purchaser and the Stockholder Representative. If for any reason Ernst & Young shall not be able to act as the Accounting Arbitrator and Purchaser and the Stockholder Representative cannot mutually agree on another independent accounting firm of recognized national standing in the United States to serve in such capacity, then the Stockholder Representative shall deliver to Purchaser a list of three (3) independent accounting firms of recognized national standing in the United States (other than

Ernst & Young) and Purchaser shall select one (1) of such three (3) accounting firms to act as the Accounting Arbitrator.

(d) Each of the Stockholder Representative and Purchaser shall, promptly (but in any event within ten (10) Business Days) following the formal engagement of the Accounting Arbitrator, provide the Accounting Arbitrator (copying the other upon submission) with a single written presentation setting forth its respective calculations of and assertions regarding the Disputed Items, which presentation cannot assert any amounts, estimates or values for such Disputed Items that are greater than the greatest value for such item claimed by the Stockholder Representative (in the Objection Notice) or Purchaser (in the Purchase Price Adjustment Statement) or less than the smallest value claimed by either such Party. Each of the Stockholder Representative and Purchaser will, and will cause their accountants to, cooperate with and assist the Accounting Arbitrator in its calculations of the Disputed Items (and no other items) and in the review of any such calculations by the Accounting Arbitrator. The Accounting Arbitrator shall be instructed to, as soon as reasonably possible (but in any event within thirty (30) days following its engagement), deliver to Purchaser and the Stockholder Representative a written report setting forth its determination with respect to the Disputed Items (such report, the “Final Adjustment Report”). Each of Purchaser and the Stockholder Representative shall cooperate with and timely respond to any requests for information from such Accounting Arbitrator. The determination of the Accounting Arbitrator shall be conclusive, binding and non-appealable by the Parties. The Accounting Arbitrator shall be functioning as an expert and not as an arbitrator, shall not conduct an independent investigation and shall base its determination solely on (i) the written submissions of the Parties delivered pursuant to and in accordance with this Section 2.6(d), (ii) the definitions of Cash, Indebtedness, Net Working Capital and Transaction Costs set forth in this Agreement, as well as the methodology illustrated in Annex D and, to the extent not inconsistent with such methodology, GAAP and the methodology and principles used in the preparation of the Financial Statements and (iii) the Disputed Items (as determined by the initial submissions actually delivered to the Accounting Arbitrator pursuant to this Section 2.6(d)). Additionally, the Accounting Arbitrator may not assign a value to any Disputed Item that is greater than the greatest value for such item claimed by the Stockholder Representative (in the Objection Notice) or Purchaser (in the Purchase Price Adjustment Statement) or less than the smallest value claimed by either such Party. The costs of the Accounting Arbitrator shall be paid by the Party whose proposed calculation of the components of the Post-Closing Adjustment results in the calculation thereof that least approximates the Post-Closing Adjustment indicated by the Accounting Arbitrator in the Final Adjustment Report.

(e) Within five (5) Business Days after Final Net Working Capital, Final Closing Cash, Final Closing Indebtedness and Final Transaction Costs are agreed to or any remaining Disputed Items are ultimately resolved pursuant to Sections 2.6(b), 2.6(c), or 2.6(d):

(i) if the Post-Closing Adjustment is a positive number, then Purchaser shall pay to the Payments Administrator (on behalf of the Holders) an amount equal to (A) the lesser of (i) the Post-Closing Adjustment and (ii) the Adjustment Holdback Amount, plus (B) the Adjustment Holdback Amount, by wire transfer in immediately available funds to an account or accounts specified by the Payments Administrator and shall instruct the Payments Administrator to release such amounts to the Holders; provided that any payments to Employee Optionholders shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment; and

(ii) if the Post-Closing Adjustment is a negative number, Purchaser shall retain an amount equal to the absolute value of the Post-Closing Adjustment from the Adjustment Holdback Amount, and if any amount remains after the retention of the Post-Closing Adjustment, Purchaser will pay any remaining amount of the Adjustment Holdback Amount to the Payments Administrator to be paid to each Holder; provided that any payments to Employee Optionholders shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment. The Adjustment Holdback Amount shall be the sole and exclusive source of recourse for Purchaser in respect of any negative Post-Closing Adjustment; provided that the foregoing shall not limit the ability of any Indemnified Person to recover Indemnifiable Damages pursuant to Article VIII (Indemnification).

All amounts payable to the Holders as Post-Closing Excess pursuant to this Section 2.6(e) shall be allocated among the applicable Holders in accordance with Sections 2.1(b)(i)(B), 2.1(b)(ii)(B), 2.2(a)(ii), and 2.3(b)(ii)(B), respectively.

(f) The terms “Final Net Working Capital,” “Final Closing Cash,” “Final Closing Indebtedness” and “Final Transaction Costs” shall mean the definitive Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Costs, respectively, agreed to by Purchaser and the Stockholder Representative or the definitive Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Costs, respectively, resulting from the determinations made by the Accounting Arbitrator.

2.7  Earn-Out Payment.

(a) Earn-Out Payment. As additional consideration for the Transactions, Purchaser shall pay or cause to be paid the amount in cash calculated in accordance with Section 2.7(b) (the “Earn-Out Amount”), for distribution to applicable Holders in accordance with Sections 2.1(b)(i)(D), 2.1(b)(ii)(D), 2.2(a)(iv), and 2.3(b)(ii)(D), respectively.

(b) Determination of Earn-Out Amount. The Earn-Out Amount shall be calculated as follows:

(i) If the Specified Revenue for any four (4) consecutive calendar quarters during the Earn-Out Period (which may include the calendar quarter ending on the Measurement Date) equals or exceeds $[***] (such condition, the “Maximum Achievement Condition”), then the Earn-Out Amount shall equal $175,000,000, minus the Holder-Funded Earnout Payment Amount.

(ii) If the Maximum Achievement Condition is not achieved, then the Earn-Out Amount shall equal (A)(1) $175,000,000 multiplied by (2) a fraction, the numerator of which is the Incremental Specified Revenue and the denominator of which is $[***], minus (B) the Holder-Funded Earnout Payment Amount; provided, that if the resulting Earn-Out Amount is less than the Holder-Funded Earnout Payment Amount, the Earn-Out Amount shall be $0 and the Holder-Funded Earnout Payment Amount shall be distributed ratably among the Holder-Funded Payment Recipients.

(iii) For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, (A) in no event shall the Earn-Out Amount exceed an amount equal to (1) $175,000,000 minus (2) the Holder-Funded Earnout Payment Amount, and (B) if the Maximum Achievement Condition is not achieved and the Specified Revenue is equal to or less than $[***] for the four (4) consecutive calendar quarters ending on the Measurement Date, then the Earn-Out Amount and the Holder-Funded Earnout Payment Amount shall equal $0 and no amount shall be payable to any Holder pursuant to this Section 2.7 or the Holder-Funded Payment Recipients pursuant to Section 5.18.

(c) Payment on Maximum Achievement Condition. If the Maximum Achievement Condition is achieved, then promptly following the preparation of Purchaser’s next regularly scheduled financial statements following such achievement, Purchaser shall pay, or cause to be paid, (i) the Earn-Out Amount by wire transfer of immediately available funds to an account designated in writing by the Payments Administrator for further distribution to the applicable Holders in accordance with Sections 2.1(b)(i)(D), 2.1(b)(ii)(D), 2.2(a)(iv), and 2.3(b)(ii)(D), respectively; provided that any such payments to Employee Optionholders in respect of their Company Options shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment and (ii) the Holder-Funded Earnout Payment Amount by wire transfer of immediately available funds to an account designated in writing by the Holder-Engaged Paying Agent.

(d) Information Rights. No later than ten (10) days following the date on which Purchaser or its parent entity files with the U.S. Securities and Exchange Commission its Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, covering each calendar quarter during the Earn-Out Period, Purchaser shall provide, or shall cause any of its Affiliates (including the Surviving Company) to provide, to the Stockholder Representative a written report describing Purchaser’s and its Affiliates’ progress on sales of Specified Products, including a reasonably detailed calculation of the aggregate Specified Revenue (including separate calculations of each component of Specified Revenue identified in clauses (a)-(d) of the definition of Specified Revenue) recorded in respect of such calendar quarter (each such report, a “Revenue Report”). If, as of the date of delivery of any such Revenue Report, the Maximum Achievement Condition has been achieved, such Revenue Report shall include notice to the Stockholder Representative of such achievement. If, within thirty (30) days after delivery of a Revenue Report, the Stockholder Representative requests in writing a meeting with representatives of Purchaser to discuss such report, Purchaser shall make available for such a meeting in person or by videoconference or phone (at Purchaser’s option) during normal business hours, representatives of Purchaser, or any of its Affiliates, including the Surviving Company, with expertise and knowledge of the activities undertaken to achieve sales of Specified Products with representatives of the Stockholder Representative.

(e) Earn-Out Statement; Resolution of Earn-Out Dispute.

(i) If the Maximum Achievement Condition is not achieved, then promptly following the preparation of Purchaser’s next regularly scheduled financial statements following the Measurement Date, Purchaser shall prepare and deliver to the Stockholder Representative a notice containing (i) Purchaser’s calculation of the Incremental Specified Revenue and the Earn-Out Amount resulting therefrom and (ii) reasonable supporting documentation in connection therewith (the “Earn-Out Statement”).

(ii) After receipt from Purchaser of the Earn-Out Statement, the Stockholder Representative and its authorized representatives shall have the right to have reasonable access upon reasonable notice during normal business hours to personnel and accountants of Purchaser and the Surviving Company to discuss Purchaser’s calculation of the Earn-Out Amount set forth in the Earn-Out Statement and to inspect the books, records, workpapers, and supporting documentation (including those prepared by advisors or third parties, subject to the execution of any confidentiality agreement or similar agreement required by such advisors or third parties) that are reasonably related to the preparation or assessment of the Earn-Out Statement (the “Earn-Out Supporting Materials”). Such access shall include the right to have a nationally recognized public accounting firm reasonably acceptable to Purchaser other than the Accounting Arbitrator (the “Earn-Out Audit Accounting Firm”) be provided access during normal business hours, upon reasonable prior written notice, to the Earn-Out Supporting Materials, and such other materials as may be reasonably necessary in connection with its review of the Earn-Out Statement and requested in writing by the Earn-Out Audit Accounting Firm. Any and all records examined by such Earn-Out Audit Accounting Firm shall be deemed to be confidential information of the audited Person, and, prior to providing such Earn-Out Audit Accounting Firm with such access, the audited Person and such Earn-Out Audit Accounting Firm shall have entered into a confidentiality agreement reasonably acceptable to such Person and the Stockholder Representative. The Stockholder Representative (on behalf of the Holders) shall bear all costs of such audit.

(iii) If the Stockholder Representative fails to challenge Purchaser’s determination of the Earn-Out Amount by delivering a written notice to Purchaser (the “Earn-Out Objection Notice”) by the later of (A) the date that is sixty (60) days after receipt by the Stockholder Representative of the Earn-Out Statement or (B) the date that is thirty (30) days following receipt by the Earn-Out Audit Accounting Firm of the Earn-Out Supporting Materials (the “Earn-Out Objection Period”), the calculations included in the Earn-Out Statement with respect to the Earn-Out Amount shall be final, conclusive, and binding for all purposes of this Agreement.

(iv) If the Earn-Out Amount as set forth in the Earn-Out Statement is not disputed pursuant to Section 2.7(e)(iii), Purchaser shall pay, or cause to be paid, (A) the Earn-Out Amount by wire transfer of immediately available funds to an account designated in writing by the Payments Administrator for further distribution to the applicable Holders, each in accordance with Sections 2.1(b)(i)(D), 2.1(b)(ii)(D), 2.2(a)(iv), and 2.3(b)(ii)(D), respectively; provided that any such payments to Employee Optionholders in respect of their Company Options shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment and (B) the Holder-Funded Earnout Payment Amount by wire transfer of immediately available funds to an account designated in writing by the Holder-Engaged Paying Agent.

(v) If the Stockholder Representative delivers an Earn-Out Objection Notice to Purchaser upon or prior to the end of the Earn-Out Objection Period, then Purchaser and the Stockholder Representative shall attempt to resolve such dispute within thirty (30) days from the date of delivery of such Earn-Out Objection Notice (or such longer period as they may mutually agree in writing). If Purchaser and the Stockholder

Representative resolve all disputes, the mutually agreed component(s) of the Earn-Out Amount shall be final, conclusive, and binding for all purposes of this Agreement.

(vi) If Purchaser and the Stockholder Representative are unable to resolve all disputed items within the agreed period, either Purchaser or the Stockholder Representative shall have the unilateral right to request that the resolution of all unresolved items from the Earn-Out Objection Notice (the “Disputed Earn-Out Items”) be referred to the Accounting Arbitrator on behalf of both Purchaser and the Stockholder Representative to resolve any remaining disagreements; provided that if Ernst & Young cannot act as the Accounting Arbitrator, then a new one shall be selected in accordance with the procedures set forth in Section 2.6(c), which are hereby incorporated mutatis mutandis.

(vii) Each of the Stockholder Representative and Purchaser shall, promptly (but in any event within ten (10) Business Days) following the formal engagement of the Accounting Arbitrator, provide the Accounting Arbitrator (copying the other upon submission) with a single written presentation setting forth its respective calculations of and assertions regarding the applicable Disputed Earn-Out Items, which presentation cannot assert any amounts, estimates, or values for such Disputed Earn-Out Items that are greater than the greatest value for such item claimed by the Stockholder Representative (in the applicable Earn-Out Objection Notice) or Purchaser (in the Earn-Out Statement) or less than the smallest value claimed by either such Party. Each of the Stockholder Representative and Purchaser shall, and shall cause their accountants to, cooperate with and assist the Accounting Arbitrator in its review and determination of the applicable Disputed Earn-Out Items (and no other items). The materials submitted to the Accounting Arbitrator by the Stockholder Representative may include materials prepared by the Earn-Out Audit Accounting Firm as a result of the Earn-Out Audit Accounting Firm’s review conducted pursuant to Section 2.7(e)(ii). The Accounting Arbitrator shall make its determination based solely on (i) the written submissions of the Parties delivered pursuant to and in accordance with this Section 2.7(e)(vii), (ii) the definitions of Earn-Out Amount, Specified Product, Specified Revenue and all other applicable defined terms in this Agreement, and (iii) the applicable Disputed Earn-Out Items (as determined by the initial submissions actually delivered to the Accounting Arbitrator). The Accounting Arbitrator shall not assign a value to any Disputed Earn-Out Item that is greater than the greatest value for such item claimed by the Stockholder Representative or Purchaser or less than the smallest value claimed by either such Party.

(viii) The Accounting Arbitrator shall deliver a written report setting forth its determination of the applicable Disputed Earn-Out Items within thirty (30) days of engagement or as soon as practicable thereafter. The Accounting Arbitrator’s determination shall be conclusive, binding, and non-appealable on all Parties. The costs of the Accounting Arbitrator shall be paid by the Party whose proposed component(s) of the Earn-Out Amount deviates the most from the final component(s) of the Earn-Out Amount as determined by the Accounting Arbitrator.

(ix) Purchaser shall pay, or cause to be paid, (A) the final Earn-Out Amount as determined pursuant to Section 2.7 by wire transfer of immediately available funds to an account designated in writing by the Payments Administrator for further distribution to the applicable Holders in accordance with Sections 2.1(b)(i)(D), 2.1(b)(ii)(D), 2.2(a)(iv), and 2.3(b)(ii)(D), respectively; provided that any such payments to Employee Optionholders shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment and (B) the Holder-Funded Earnout Payment Amount by wire transfer of immediately available funds to an account designated in writing by the Holder-Engaged Paying Agent.

(x) Notwithstanding anything contained herein to the contrary and for the avoidance of doubt, the final Earn-Out Amount paid to the Holders pursuant to this Section shall in all instances be net of the Holder-Funded Earnout Payment Amount and to the extent that the Earn-Out Amount is not payable, no Holder-Funded Earn-Out Payment Amount shall be paid or payable hereunder.

(f) Management of Business.

(i) Notwithstanding anything in this Agreement to the contrary (but subject to the covenants and agreements set forth in this Agreement with respect to the conduct of Purchaser, the Company, or any of their Affiliates following the Closing, including Section 2.7(d), Section 2.7(f)(ii), Section 5.4(b), Section 5.6, Section 5.7 and Section 5.8), the Company and the Holders acknowledge and agree that (i) from and after the Closing, Purchaser, the Company and their Affiliates shall have the right to operate their respective businesses, including the Company’s business, in the absolute and sole discretion of Purchaser, the Company and their Affiliates and may make all decisions with respect to the Company and the Company’s business (including decisions with respect to commercial viability of a product, development budgets and costs and the potential market for products) in the absolute and sole discretion of Purchaser, the Company and their Affiliates, (ii) Purchaser, the Company and their Affiliates have no obligation to operate the Company or the Company’s business in any manner solely in order to achieve the Earn-Out Amount or to maximize the amount of the Earn-Out Amount, (iii) the Earn-Out Amount contemplated herein is subject to numerous factors outside the control of Purchaser, the Company and their Affiliates, (iv) there is no assurance that the Maximum Achievement Condition or any Incremental Specified Revenue will be achieved such that the Earn-Out Amount will be required to be paid in accordance herewith and neither Purchaser, the Company, nor their Affiliates, has made any promise or projections in connection therewith, (v) neither Purchaser, the Company nor their Affiliates owe any fiduciary duty to the Company or the Holders, (vi) the contingent right of the Holders to receive the Earn-Out Amount is not an investment in Purchaser, the Company or their Affiliates and such contingent right shall not, in and of itself, entitle the Holders to any rights as a shareholder or equityholder of Purchaser, the Company or their Affiliates following the Effective Time, (vii) the Parties intend that solely the express provisions of this Agreement will govern all of their rights and obligations, if any, with respect to the Earn-Out Amount contemplated by this Section 2.7 and (viii) the Holders shall have no right to claim or assert any lost Earn-Out Amount pursuant to this Agreement as a result of any conduct, decisions or other actions or inactions of Purchaser, the Company or their Affiliates (other than the Holders’ right to claim or assert a breach of Purchaser’s or the Company’s obligations pursuant to this Section 2.7). To the fullest extent permitted by applicable Law, the Holders hereby waive any fiduciary duty of Purchaser, the Company or any of their Affiliates to such Holders arising out of the Transactions.

(ii) Notwithstanding anything in this Agreement to the contrary, Purchaser shall not, and Purchaser shall cause the Company and its and their respective Affiliates not to, take any action the primary purpose of which is to avoid the payment to the Holders of any payments contemplated by this Section 2.7.

(iii) For the avoidance of doubt, this Section 2.7 constitutes the entire agreement among the Parties with respect to the Earn-Out Amount and supersedes all other prior agreements, commitments and understandings, both written and oral, among the Parties with respect to the Earn-Out Amount and the operation of the business of the Surviving Company after the Closing.

2.8 Payments Administrator.

(a) Prior to the Closing, the Parties shall appoint Acquiom Financial LLC to act as payments administrator (the “Payments Administrator”) hereunder. All fees, costs and expenses of Acquiom Financial LLC in its role as Payments Administrator shall be shared equally by Purchaser and the Company.

(b) At or prior to the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with the Payments Administrator, in trust and for the benefit of, and further payment to, each holder of Company Capital Stock, each holder of Company SAFEs and each Non-Employee Optionholder, the aggregate amount payable to the holders of Company Capital Stock pursuant to Section 2.4(b)(i), the aggregate amount payable to the holders of Company SAFEs pursuant to Section 2.4(b)(i), and the aggregate applicable Closing Option Payment Amounts payable to Non-Employee Optionholders pursuant to Section 2.4(b)(iii) (collectively, such amounts, the “Exchange Fund”). The following provisions shall be applicable to payment of the consideration to which each holder of Company Capital Stock, Company SAFEs and each Non-Employee Optionholder (collectively, such holders, “Exchange Fund Participants”) is entitled pursuant to Section 2.1(b), Section 2.2 and Section 2.3(b) respectively:

(i) At least three (3) Business Days prior to the Effective Time, Purchaser and the Company shall cause the Payments Administrator to mail or otherwise physically or electronically deliver to each Exchange Fund Participant a letter of transmittal (“Letter of Transmittal”), which shall specify that delivery of the consideration due to such Exchange Fund Participant shall be effected only upon proper delivery of a fully executed Letter of Transmittal in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in completing such Letter of Transmittal and receiving the applicable consideration.

(ii) After the Effective Time, there shall be no transfers on the register of members or books and records of the Surviving Company of any shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, valid evidence of ownership of shares of Company Capital Stock is presented to and accepted by the Payments Administrator, such shares of Company Capital Stock shall be deemed to be surrendered and canceled against delivery of the Per Share Common Consideration as provided in this Article II.

(iii) No interest shall accrue or be paid on the Per Share Common Consideration or any other consideration payable upon the delivery of the Letter of Transmittal. None of Purchaser, the Surviving Company, the Payments Administrator or any of their respective Affiliates shall be liable to any Exchange Fund Participant for any cash or interest thereon delivered to a public official pursuant to and as required by any applicable abandoned property, escheat or similar Laws.

(iv) After the Effective Time, any Exchange Fund Participant will be entitled to look only to the Exchange Fund and the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v) Promptly (and in any event within one (1) Business Day) after the Effective Time and following any date on which the Payments Administrator has been paid any amounts to be held in trust for the benefit of the Exchange Fund Participants, Purchaser shall cause the Payments Administrator to pay the applicable amounts to be paid to such holders for each such holder who has properly completed, duly executed and delivered a Letter of Transmittal to the Company or the Surviving Company.

(c) All payments to be made to the Holders under Section 2.6(e) and Section 2.7(a) will, to the extent permitted by applicable Law, be treated by all Parties for Tax purposes as an adjustment to the purchase price.

2.9 Withholding. The Parties acknowledge and agree that Purchaser or its applicable agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable under this Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Law; provided that at least five (5) Business Days prior to making any such deduction or withholding with respect to payments made to any Holder (except with respect to amounts paid through the Company’s payroll system, with respect to backup withholding or arising as a result of the failure to timely deliver the certificate (and notice) in accordance with Section 2.4(a)(i)), Purchaser shall provide notice to the Company (prior to the Closing) and the Stockholder Representative (after the Closing) of the amounts subject to withholding and shall use commercially reasonable efforts to cooperate with the Company or Stockholder Representative (as applicable) in good faith to eliminate or minimize to the greatest extent practicable under applicable Law such deduction or withholding. Upon reasonable request, any Holder or Purchaser, as applicable, shall use commercially reasonable efforts to complete and provide to any Holder or Purchaser, as applicable, any governmental form, receipt or document required in connection with payments made pursuant to this Agreement, including, but not limited to, proof of payment of withholding Taxes or any form of certification required under applicable Law, in order to reduce or eliminate any otherwise required withholding Tax. To the extent that amounts are so withheld by Purchaser or its agent, such withheld amounts shall be properly remitted to the appropriate Governmental Entity and, if so remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the corresponding sections of the disclosure letter delivered to Purchaser on or before entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Company Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is readily apparent on the face of such disclosure), the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

3.1 Incorporation, Good Standing and Qualification. The Company is a legal entity duly incorporated, validly existing and in good standing (to the extent that such term is recognized in the relevant jurisdiction) under the laws of the jurisdiction of its organization. The Company has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent that such term is recognized in the relevant jurisdiction) in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so incorporated, qualified or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be likely to result in a Material Adverse Effect.

3.2 Authority; Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject only to the approval by the Stockholders as set forth on Schedule 3.2(a) of the Company Disclosure Letter (the “Required Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board has (i) approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Stockholders and (iii) recommended that the Stockholders approve the Transactions and adopt this Agreement.

3.3 Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 13,500,000 shares of Company Common Stock, of which 3,105,630 shares are issued and outstanding as of the date of this Agreement, (ii) 764,816 shares of Company Series A Preferred Stock, of which 764,816 shares are issued and outstanding as of the date of this Agreement, (iii) 364,264 shares of Company Series A-1 Preferred Stock, of which 364,264 shares are issued and outstanding as of the date of this Agreement, (iv) 1,562,496 shares of Company Series B Preferred Stock, of which 1,562,496 shares are issued and outstanding as of the date of this Agreement, (v) 1,250,000 shares of Company Series B-1 Preferred Stock, of which 1,250,000 shares are issued and outstanding as of the date of this Agreement, (vi) 1,588,469 shares of Company Series C-1 Preferred Stock, of which 1,588,460 shares are issued and outstanding as of the date of this Agreement, (vii) 1,774,690 shares of Company Series C-2 Preferred Stock, of which 1,774,690 shares are issued and outstanding as of the date of this Agreement and (viii) 281,161 shares of Company Series C-3 Preferred Stock, of which 281,161 shares are issued and outstanding as of the date of this Agreement. No shares of Company Capital Stock are issued and held by the Company in its treasury as of the date of this Agreement.

(b) All of the outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than 1,035,903 shares of Company Common Stock reserved for issuance under the Company Stock Plans, the Company has no shares of Company Capital Stock reserved for issuance. Except for the Company Options, the Company Warrants and the Company SAFEs, the Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth in this Agreement and the Company’s Organizational Documents, the issued and outstanding shares of Company Capital Stock are not subject to any voting trusts, voting agreements, proxies, equityholder agreements or other Contracts with respect to the voting, purchase, repurchase, dividend rights, disposition or transfer of Company Capital Stock.

(c) Schedule 3.3(c) of the Company Disclosure Letter sets forth a complete list of Company Options granted under the Company Stock Plans as of the date of this Agreement, setting forth, as applicable (i) the number of shares of Company Capital Stock subject to each such equity award, (ii) the name of the holder, (iii) the date of grant, (iv) the vesting schedule (including acceleration terms), (v) the outstanding amounts which are vested and unvested, (vi) whether such award is a nonqualified stock option or intended to qualify as an incentive stock option under the Code, (vii) the exercise price, (viii) the expiration date, and (ix) the Company Stock Plan pursuant to which the award was made. Except for the Company Options, the Company Warrants, the Company SAFEs and as set forth in the Company’s Organizational Documents, there are no other preemptive or other outstanding rights, options, warrants, agreements, arrangements or commitments of any character, contingent or otherwise, under which the Company is or may become obligated to sell, or giving any Person a right to acquire or in any way dispose of, any shares of capital stock or other securities from the Company or any securities or obligations exercisable or exchangeable for, or convertible into, any securities of the Company, and no securities or obligations evidencing such rights are issued or outstanding. The Company is not subject to any obligations or requirements to make any investment (in the form of a loan or capital contribution) in any Person (other than the Company). Upon any issuance of any shares of Company Capital Stock in accordance with the terms of the Company Stock Plans, such shares of Company Capital Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens (other than any transfer restrictions imposed by federal and state securities Laws, the Company’s Organizational Documents or the Company Stock Plans).

(d) Schedule 3.3(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all holders of Company Warrants, including the number and type of shares of Company Capital Stock issuable upon the exercise of such Company Warrant and the applicable per share exercise price. The Company has made available to Purchaser true, correct and complete copies of each Company Warrant.

(e) Schedule 3.3(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all holders of Company SAFEs, the “Cash-Out Amount” and any “Change of Control Premium Amount,” if applicable (each as defined in each Company SAFE), pursuant to all Company SAFEs and the SAFE Conversion Shares with respect to all Company SAFEs. The Company has made available to Purchaser true, correct and complete copies of each Company SAFE.

3.4 No Subsidiaries. The Company does not own or control, and has never owned or controlled, any Equity Interest in any other corporation, partnership, limited liability company or other business entity. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement. Since its organization, the Company has not consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in, any corporation, partnership, limited liability company, association, or other business entity.

3.5 Governmental Filings; No Conflicts.

(a) Other than compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other applicable Antitrust Laws, no notices, reports, filings or other approvals are required to be made or effected by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any national, state or local, domestic or foreign, governmental or regulatory authority, agency, commission, body, bureau, court, tribunal, or other governmental entity, including quasi-governmental entities (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder.

(b) The execution and delivery of this Agreement by the Company, the performance of its obligations hereunder and thereunder and the consummation of the Transactions will not constitute or result in (i) assuming receipt of the Required Stockholder Approval, a breach or violation of the Organizational Documents of the Company; (ii) a breach, violation or termination of, or a default under, or the acceleration of any obligations or the loss of a benefit under, or the creation of any obligation or Lien on the Company or its assets (with or without notice, lapse of time or both) pursuant to any Material Contract or Lease; or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 3.5(a), conflict with, breach or violate any Law applicable to the Company or by which its properties are bound or affected, except, in the case of clauses (ii) or (iii), for any breach or violation that would not, individually or in the aggregate, reasonably be likely to be material to the Company, or prevent, materially delay or materially impair the consummation of the Transactions.

3.6 Financial Statements; Undisclosed Liabilities.

(a) Set forth on Schedule 3.6(a) of the Company Disclosure Letter are complete and correct copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited balance sheet of the Company as of December 31, 2023, December 31, 2024 and December 31, 2025, and the related audited statements of operations and comprehensive operations, statements of stockholders’ deficit and the statements of cash flows for the twelve (12)-month periods then ended; and (ii) the unaudited balance sheet of the Company as of September 30, 2026, and the related unaudited statements of operations and comprehensive operations, statements of stockholders’ deficit and the statements of cash flows for the nine (9)-month period then ended (the “Interim Financial Statements”).

(b) The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved except as may be noted therein; and (ii) present fairly, in all material respects, the financial position of the Company as at the dates thereof and the results of operations and comprehensive operations, changes in stockholders’ equity and cash flows of the Company for the periods then ended (subject, in the case of the Interim Financial Statements, to the absence of notes and normal year-end audit adjustments).

(c) The Company has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the appropriate officer’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and (iii) an appropriate level of access to the Company’s property and assets is provided to the Company’s auditors in accordance with management’s general or specific authorization. There has been no incidence of fraud or allegation of fraud committed by any current or former director or officer of the Company, or to the Knowledge of the Company, any of the Company’s employees or consultants, with respect to the preparation of the Financial Statements. The Company has not received written communication or otherwise obtained Knowledge of any material complaint, allegation, assertion or formal claim regarding deficient accounting or auditing practices, procedures, methodologies or methods or any material inaccuracy in the Financial Statements.

(d) All of the accounts receivable of the Company (i) arose in bona fide arms’ length transactions in the ordinary course of business consistent with past practices, (ii) are valid and enforceable claims and were earned by performance of actual, bona fide transactions in the ordinary course of business consistent with past practices, (iii) have been collected or are, to the Knowledge of the Company, collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Interim Financial Statements, and (iv) are not subject to defense, recoupment, setoff or counterclaim and there is no basis for any such defense, recoupment, setoff or counterclaim. No material amount of accounts receivable is contingent upon the performance of any obligation or Contract.

(e) All accounts payable and notes payable of the Company arose in bona fide arms’ length transactions in the ordinary course of business consistent with past practices, and no such account payable or note payable is delinquent in its payment except to the extent disputed in good faith by the Company. Since the date of the Interim Financial Statements, the accounts payable have been paid in the ordinary course of business consistent with past practices. The Company does not have any accounts payable to any of its Affiliates or any of its directors, managers, officers, employees, stockholders or members.

(f) All discounts, allowances, rebates, credits, preferential terms or similar reductions in price or other trade terms, including contra transactions, to which customers or suppliers of the Company are entitled or customarily receive have been granted in the ordinary course of business consistent with past practices.

(g) The Company does not have any liabilities of a type required to be reflected on a balance sheet prepared in accordance with GAAP except for (i) liabilities of the Company reflected or reserved against in the Financial Statements; (ii) liabilities which have arisen since the date of the Interim Financial Statements and in the ordinary course of business consistent with past practice; (iii) liabilities that arise under applicable Law or are executory obligations under Contracts to which the Company is a party and bound; (iv) liabilities that have been incurred solely pursuant to and in connection with exploration, preparation, negotiation, authorization, execution, delivery or performance of this Agreement or the consummation of the Transactions; or (v) liabilities that would not, individually or in the aggregate, reasonably be likely to be material to the Company, or prevent, materially delay or materially impair the consummation of the Transactions.

3.7 Absence of Certain Changes.

(a) Since the date of the Interim Financial Statements and through the date of this Agreement, and other than in connection with the Transactions, the Company has conducted its business only in the ordinary and usual course of business in all material respects.

(b) Since the Lookback Date and through the date of this Agreement, there has not been any change, effect, event, occurrence, state of facts or development in the financial condition, properties, business, assets or results of operations of the Company that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(c) Since the date of the Interim Financial Statements and through the date of this Agreement, the Company has not taken any action that would require Purchaser’s consent pursuant to Section 5.1, except where such action, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Company.

3.8 Litigation.

(a) There are no, and there have been no, Actions pending or, to the Knowledge of the Company, threatened by or against the Company.

(b) The Company is not currently, and has not been, a party to or subject to the provisions of any administrative decision or award, decree, injunction, judgment, order, quasi-judicial or arbitral decision or award, ruling or writ of any Governmental Entity (an “Order”), that restricts, or would reasonably be expected to restrict, the manner in which the Company conducts its business.

3.9 Employee Benefits.

(a) As of the date of this Agreement, a true, complete and correct list of all Benefit Plans is set forth on Schedule 3.9(a) of the Company Disclosure Letter excluding offer letters and employment agreements that are terminable by the Company at will without contractual severance or change of control pay or other contractual benefits in excess of statutorily prescribed payments or benefits.

(b) With respect to each Benefit Plan, the Company has made available to Purchaser, to the extent applicable, true and complete copies of (i) the Benefit Plan document, related trust documents, summary plan descriptions, insurance contracts, funding arrangements and all amendments thereto, (ii) a written description of all material terms of such Benefit Plan if such plan is not set forth in a written document, (iii) the three (3) most recent IRS Form 5500s and all schedules thereto, (iv) the most recent audited financial statements, actuarial or other valuation reports, (v) the most recent IRS determination letter or opinion letter, (vi) all discrimination tests for each Benefit Plan for the three (3) most recent plan years, and (vii) all non-routine correspondence to or from any Governmental Entity relating to any Benefit Plan.

(c) Each Benefit Plan has been established, operated, maintained, funded and administered in compliance with the terms thereof and the applicable requirements of ERISA, the Code and all other applicable Laws, in each case, in all material respects. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service (the “IRS”) to be qualified under Section 401(a) of the Code (or the Company is entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with Revenue Procedure 2011-49, as modified from time to time with respect to the qualified status of the plan document), and, to the Knowledge of the Company, there is no fact or circumstance that exists that would reasonably be expected to adversely affect such qualified status. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or, to the Knowledge of the Company, is reasonably expected to occur, with respect to any Benefit Plan in connection with which the Company reasonably would be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Neither the Company nor any ERISA Affiliate maintains or contributes to or has ever sponsored, maintained, participated in, contributed to, or had any liability (including any contingent liability) with respect to an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No liability under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any ERISA Affiliate. Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or local law, and at the sole expense of the participant or the participant’s beneficiary, neither the Company nor any ERISA Affiliate is obligated to provide any retiree health or life insurance or other welfare benefits. No Benefit Plan is a self-insured plan that provides medical, dental or welfare benefits. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of the Company or any ERISA Affiliate that could be a liability of Purchaser or its Affiliates (including the Surviving Company or any of its Affiliates) following the Closing.

(e) Excluding routine claims for benefits, there is no Action pending or, to the Knowledge of the Company, threatened in writing against any Benefit Plan, the assets of any of the trusts under such plans, the plan sponsor or administrator, or the fiduciary of any plan, before any court or arbitrator or any Governmental Entity, or federal, state or local official. No Benefit Plan is, or within the last three (3) years has been, the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been established, maintained, operated and administered, in each case, in all material respects in compliance with, Section 409A of the Code.

(g) The Company is in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar applicable Law, (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, and (iii) the Health Care and Education Reconciliation Act of 2010, and all regulations and guidance issued thereunder. The Company has not incurred and is not reasonably expected to incur or to be subject to, any Tax or other penalty under the Patient Protection and Affordable Care Act or Section 4980B, 4980D, 4980G or 4980H of the Code.

(h) Neither the execution, delivery, and performance of this Agreement nor the consummation of the Transactions will (whether alone or in connection with any other event(s)) (i) entitle any employee or former employee or other service providers of the Company to any money, payment or other property, including severance pay or any increase in severance pay, retention or change of control benefits, or any other compensatory payment or benefit; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits, or increase or enhance the compensation or other benefits or payments due to any employee or former employee or other service provider; (iii) limit or restrict the right to merge, amend or terminate any Benefit Plan or related trust, or (iv) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code. The Company does not maintain any obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

3.10 Compliance with Laws; Permits.

(a) The Company is, and has been, in compliance in all material respects with all federal, state, local and foreign laws, statutes, ordinances, rules, regulations and Orders enacted, issued, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction

(collectively, “Laws”) applicable to the Company or by which any of its properties is bound or affected.

(b) The Company has obtained and is in compliance with all material Permits issued or granted by a Governmental Entity necessary to conduct its business as presently conducted, and all such Permits are valid and in full force and effect.

(c) The Company has complied in all material respects with all applicable anti-bribery, anti-corruption and anti-money laundering Laws, including the U.S. Foreign Corrupt Practices Act (the “Anti-Corruption Laws”). The Company maintains policies and procedures designed to ensure material compliance by the Company with, and to prevent material breaches by the Company of, such Anti-Corruption Laws.

(d) Neither the Company nor any of its directors or officers, or any of its employees, agents or other Persons acting on behalf of any of them, is a Sanctioned Person or a Restricted Person.

(e) Neither the Company nor any of its directors or officers, or to the Knowledge of the Company, the Company’s employees, agents or other Persons acting on behalf of any of them, has taken any action that would constitute a violation of any applicable Sanctions or Customs & Trade Laws.

(f) The Company has maintained policies and procedures designed to ensure compliance by the Company, and its directors, officers, employees, agents, and other Persons acting on behalf of any of them, with applicable Sanctions and Customs & Trade Laws.

(g) The Company is, and has been, in possession of and in compliance in all material respects with any and all licenses, registrations, and permits that may be required for the lawful conduct of its activities under applicable Sanctions and Customs & Trade Laws.

(h) Neither the Company nor any of its directors or officers, or to the Knowledge of the Company, the Company’s employees, agents or other Persons acting on behalf of any of them, has been, or is currently, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person, Restricted Person or Sanctioned Territory.

(i) No Action by or before any Governmental Entity involving the Company, its directors or officers, or to the Knowledge of the Company, the Company’s employees, or agents, acting on behalf of or for the benefit of the Company (each in their capacity as such), with respect to Sanctions, Permits, Customs & Trade Laws, or Anti-Corruption Laws is or has been, pending or, to the Knowledge of the Company, threatened in writing.

(j) The Company is not a “person of a country of concern” or “covered foreign person” as defined in the Outbound Investment Security Program (31 C.F.R. Part 850, as implemented).

3.11 Environmental Matters.

(a) The Company is and has been since the Lookback Date in compliance in all material respects with all applicable Environmental Laws and possesses all permits, licenses, registrations, authorizations and approvals required under applicable Environmental Laws for the operation of the business of the Company as presently conducted.

(b) Neither the Company nor the Leased Real Property (i) is the subject of any pending notice from any Governmental Entity or any other Person alleging the violation of, or liability under, any applicable Environmental Law; (ii) is the subject of any Order or Action arising under any Environmental Law; and (iii) there are no facts, conditions or circumstances which could form the basis of any such notice, Order or Action including the presence of any Hazardous Substances.

(c) The Company has delivered or otherwise made available for inspection to Purchaser copies of any reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, studies, analyses, tests or monitoring in the possession of or reasonably available to the Company pertaining to: (i) any unresolved liabilities under Environmental Law pertaining to the Company or the Leased Real Property; (ii) any Hazardous Substances in, on, beneath or adjacent to the Leased Real Property or any property formerly owned, operated or leased by the Company; or (iii) the Company’s compliance with applicable Environmental Laws.

3.12 Taxes.

(a) All income and other material Tax Returns that are required to be filed by the Company have been or will be timely filed (taking into account applicable extensions), and all such Tax Returns are true, complete and correct in all material respects. All income and other material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid, except for any Taxes being contested in good faith and for which appropriate reserves have been established in compliance with GAAP.

(b) The unpaid Taxes of the Company for periods (or portions thereof) ending on or prior to the date of the Interim Financial Statements do not exceed the accruals set forth on the balance sheet included in the Interim Financial Statements (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and no unpaid Taxes of the Company have been incurred since the date of the Interim Financial Statements other than in the ordinary course of business or in connection with the Transactions.

(c) The Company has not received from any Governmental Entity any written notice of proposed deficiency or adjustment of any income Taxes or other adjustment of a material amount of Taxes that has not been either satisfied by payment or withdrawn or otherwise resolved.

(d) The Company has collected all sales, use, value added, transfer and other similar taxes required to be collected, and has, in all material respects, remitted on a timely basis such amounts to the appropriate Governmental Entity. The Company has collected and maintained all required material documentation relating thereto, including applicable exemption certificates.

(e) There are no Liens for Taxes upon any of the assets of the Company, other than Permitted Liens.

(f) The Company has timely and properly paid or withheld with respect to its employees and other third parties (and timely paid over any withheld amounts to the appropriate Tax authority) all amounts of Taxes required to be withheld or paid, and has complied in all material respects with all applicable Laws relating to the payment, reporting, collection and withholding of Taxes.

(g) No jurisdiction where the Company does not file Tax Returns or pay Taxes has made a claim in writing that the Company is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(h) The Company (i) does not have a permanent establishment, within the meaning of any applicable Tax treaty, an office or fixed place of business, or other form of taxable nexus in a country other than in which it is organized and (ii) has not been subject to Tax in a country other than in which it is organized.

(i) There is no ongoing or pending Tax Contest by any Governmental Entity with respect to any Taxes of the Company, and no such Tax Contest has been threatened in writing.

(j) The Company has not (i) consented to extend the time in which any Tax may be assessed or collected by any Tax authority (other than pursuant to any extension of time to file Tax Returns obtained in the ordinary course of business), which extension is in effect as of the date hereof, or (ii) entered into any “closing agreement” as described in Section 7121 of the Code or other similar agreement or arrangement with any Tax authority.

(k) The Company (i) is not a party to or bound by any Tax allocation, Tax indemnity, or Tax sharing agreement (other than agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes), (ii) does not have any liability for any unpaid Taxes of any other Person (other than the Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by assumption, or by operation of Law or (iii) has never been a member of a group filing an affiliated, consolidated, combined, unitary or similar Tax Return (other than any such group consisting solely of the Company).

(l) The Company will not be required to include in taxable income for a taxable period (or portion of a taxable period) beginning after the Closing Date any material item of income or to exclude from taxable income for a taxable period (or portion of a taxable period) beginning after the Closing Date any material item of deduction, credit or loss as a result of (i) any change in, or use of an incorrect, method of accounting prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) any installment sale or open transaction disposition made prior to the Closing; (iii) any “closing agreement” as described in Section 7121 of the Code entered into prior to the Closing; (iv) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code with respect to a transaction occurring prior to the Closing; or (v) any prepaid amount or deferred revenue received outside of the ordinary course of business prior to the Closing.

(m) No private letter rulings (or other comparable ruling), Tax holidays that require specific application therefor, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued or requested from any Governmental Entity in respect of the Company.

(n) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or similar tax-free spin-off or demerger transaction under non-U.S. Tax Law) in the past two (2) years.

(o) The Company is not, nor has it ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Treasury Regulations Section 1.897-2(h).

(p) The Company is in compliance in all material respects with all applicable transfer pricing Laws (including Treasury Regulations promulgated under Section 482 of the Code), including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology of the Company.

(q) The Company is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, Tax reduction or other similar Tax incentives, and no such Tax incentive would reasonably be expected to be subject to clawback or recapture as a result of the consummation of the Transactions.

(r) The Company has not applied for, claimed or received as a refund of Taxes any amount related to the “employee retention tax credit” pursuant to Section 3134 of the Code (or any applicable provision of state or local Tax Law).

(s) The Company has not participated in a listed transaction within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or non-U.S. Law).

(t) No power of attorney with respect to any Taxes of the Company (other than any such power of attorney entered into with Tax Return preparers or payroll Tax providers in the ordinary course of business) has been executed or filed with any Governmental Entity that will remain outstanding as of the Closing.

(u) The Company has no material amount of liability for any escheat or abandoned or unclaimed property obligations.

(v) The Company is, and has been since May 10, 2012, properly treated and classified as an association taxable as a corporation for U.S. federal income tax purposes (and applicable state and local tax purposes).

(w) Notwithstanding anything to the contrary herein, nothing in this Agreement shall be construed as a representation or warranty as to (i) the amount of, or limitations on, any net operating losses, Tax credits, Tax basis, or other Tax assets or attributes of the Company or (ii) except for the representations and warranties in Sections 3.12(k)(ii), (l), (n) and (s), any Taxes attributable to, or any Tax position taken by Purchaser or any of its Affiliates (including the

Company after the Closing) in, any taxable period (or portion thereof) beginning after the Closing Date.

3.13 Labor Matters.

(a) Except to the extent that disclosure would not be permitted under applicable Laws, including applicable Privacy Laws, Schedule 3.13(a) of the Company Disclosure Letter contains a complete and correct list of all employees of the Company, stating each such employee’s (i) name; (ii) job title or position; (iii) employing entity; (iv) hire date; (v) work location; (vi) current annual base salary or, if applicable, hourly wage rate; (vii) commission, bonus or other cash-based incentive compensation; (viii) full-time or part-time status; (ix) exempt or non-exempt status for purposes of the Fair Labor Standards Act of 1938, as amended and any similar Laws; (x) applicable visa or work authorization and (xi) leave status.

(b) The Company has not been a party to, or bound by, any Collective Bargaining Agreement with a Labor Organization. Since the Lookback Date, there have been no pending, or, to the Knowledge of the Company, threatened, unfair labor practice charges, material grievances, material arbitrations, labor strikes, walk-outs, work stoppages, slow-downs, lockouts or other material labor disputes, against or affecting the Company. To the Knowledge of the Company, there have been no activities or proceedings by any individual or group of individuals, including representatives of any Labor Organization, to organize any employees of the Company. No Labor Organization or group of employees of the Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company is not required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Labor Organization, prior to or in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) The Company is, and has since the Lookback Date been, in compliance in all material respects with all applicable Laws with respect to employment and employment practices, including Laws relating to terms and conditions of employment, wage and hour, occupational safety and health, child labor, immigration, employment discrimination and harassment, employee and independent contractor classification, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, employee trainings and notices, discrimination and automated employment decision tools and other artificial intelligence.

(d) Since the Lookback Date, there have not been any Actions by or against the Company pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Entity or arbitral tribunal in connection with the employment or engagement of any current or former applicant, director, officer, employee or independent contractor, or the termination thereof, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(e) To the Knowledge of the Company, no Key Employee and no other employee of the Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or (ii) to a former employer of any such employee or any third party relating (A) to the right of any such employee to be employed by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

(f) The Company is not party to a settlement agreement with a current or former director, officer, employee or independent contractor that involves allegations relating to sexual harassment, sexual misconduct or sex discrimination by an employee of the Company. To the Knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made against any employee of the Company since the Lookback Date.

(g) To the Knowledge of the Company, no current employee of the Company with annual base compensation in excess of $125,000 or Key Employee intends to terminate his or her employment within the twelve (12) months immediately following the Closing Date.

3.14 Real Property.

(a) The Company does not own and has never owned any real property and is not a party to any agreement or option to purchase any real property.

(b) Schedule 3.14(b) of the Company Disclosure Letter contains a true, complete and correct list of all leases, subleases, licenses, written easements and occupancy agreements, including all amendments, modifications, supplements, extensions, assignments thereof, guarantees and security agreements thereto (each, a “Lease”), for real property leased, subleased, licensed or otherwise occupied by the Company (together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing, collectively, the “Leased Real Property”), in each case as of the date of this Agreement. The Company has made available to Purchaser a true, correct and complete copy of each Lease. The Company has a valid leasehold estate in all Leased Real Property, free and clear of all Liens, other than Permitted Liens.

(c) There is no real property, other than the Leased Real Property, that is used in or necessary for the use, maintenance and operation of the business of the Company in the ordinary course. Each Lease is legal, valid and binding and in full force and effect and, to the Knowledge of the Company, is enforceable against the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. There exists no material default or material event of default (or any event that with notice or lapse of time or both would become a material default or material event of default) on the part of the Company, or, to the Knowledge of the Company, any other party under any Lease, and each party thereto has paid and performed in all material respects all of its obligations thereunder and there are no unpaid monetary obligations owed by any party thereto to any other party thereto. Neither the Company nor any of its Affiliates has assigned its interest, as applicable, under any Leased Real Property or subleased or granted any right of use or occupancy of all or any part of the space demised thereby.

(d) No condition in respect of the Leased Real Property exists requiring repairs, alterations or corrections, except as would not, individually or in the aggregate, reasonably be likely to be material to the Company. The Company has not received prior to the date of this Agreement any written notice of the intention of any Governmental Entity or other Person to take all or any portion of any Leased Real Property. No condemnation action is pending or, to the Knowledge of the Company, threatened that would preclude or impair the current use of any Leased Real Property. To the Knowledge of the Company, the Company’s current use of the Leased Real Property does not violate any restrictive covenant of record that affects any of the Leased Real Property. The Company has not received any notice of any modification to and there is no action pending or, to the Knowledge of the Company, threatened to modify, the zoning of, or other governmental rules or restrictions applicable to, the Leased Real Property or the use or development thereof. All permits required for the use, ownership, occupancy, construction, operation and maintenance of the Leased Real Property or any portion thereof: (i) are valid and in full force and effect; and (ii) are held by the Company.

(e) The Leased Real Property and the buildings, structures, facilities and other improvements located thereon are structurally sound, are in good operating condition and repair, have no material defects, and are adequate for the uses to which they are being put. There is no ongoing construction or capital improvement work at any Leased Real Property other than normal maintenance and repairs being performed in the ordinary course of business. Neither the Leased Real Property nor any portion thereof is now damaged or injured as a result of any fire, explosion, accident, flood or other casualty, whether or not covered by insurance.

(f) There are no rights of first offer to purchase, rights of first refusal to purchase, purchase options or similar rights pertaining to any portion of the Leased Real Property.

3.15 Tangible Personal Property. The Company has good and valid title to, or a valid leasehold or licensed interest in, all tangible personal property and assets used in the conduct of the business of the Company, free and clear of all Liens, except for Permitted Liens, other than property and assets sold or otherwise disposed of in the ordinary course of business since the date of the Interim Financial Statements. The buildings, machinery, equipment and other material tangible assets that the Company owns or leases are in good operating condition and repair (subject to normal wear and tear), and have been well-maintained. The assets of the Company are sufficient in the aggregate to conduct the business of the Company in the ordinary course of business as it is being conducted on the date hereof.

3.16 Intellectual Property & Data Privacy.

(a) Schedule 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all items of applicable Owned Intellectual Property that are registered with, or are the subject of a pending application before, any Governmental Entity (collectively, the “Registered Owned IP”), including, for each item listed, the record owner, jurisdiction in which each such item of Registered Owned IP has been issued, registered or in which any such application for such issuance or registration has been filed, the applicable registration or application number, and the issuance, registration or application date, as applicable, of each such item. No Registered Owned IP has been adjudged invalid or unenforceable, in whole or in part, and all Registered Owned IP is subsisting, enforceable and, to the Knowledge of the Company, valid.

All necessary registration, maintenance, and renewal fees and actions with respect to the Registered Owned IP have been timely paid or taken. No Registered Owned IP is subject to any pending or, to the Knowledge of the Company, threatened interference, opposition, reexamination, cancellation, invalidation, revocation or similar proceeding before any Governmental Entity or authorized registrar, and no Registered Owned IP has been dedicated to the public domain (other than where intentionally abandoned in the business judgment of the Company) or is subject to any compulsory licensing obligation.

(b) Schedule 3.16(b) of the Company Disclosure Letter contains a correct, current, and complete list of Company IP Contracts (other than those Contracts excluded from the listing requirements of Section 3.17(a)(xiv)), specifying for each the date, title, and parties thereto, and separately identifying the Company IP Contracts: (i) under which the Company is a licensor or otherwise grants to any Person any right or interest relating to any Owned Intellectual Property; (ii) under which the Company is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person; and (iii) which otherwise relate to the Company’s ownership or use of Intellectual Property. The Company has made available to Purchaser true and complete copies of all Company IP Contracts, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. Neither the Company nor, to the Knowledge of the Company, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Contract.

(c) The Company is the sole and exclusive owner of all right, title, and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and has a valid and enforceable right to use all other Intellectual Property used or held for use in the conduct of the business of the Company as currently conducted. No Person other than the Company owns, or has any right to receive any royalty, milestone or other payment in respect of, any Owned Intellectual Property, and the Company has not granted to any Person any exclusive license or exclusive right under any Owned Intellectual Property. No Owned Intellectual Property is jointly owned with any third party, and no current or former employee, officer, director, consultant, contractor or other Person has any claim of joint inventorship, joint authorship or joint ownership with respect to any Owned Intellectual Property.

(d) The conduct of the business of the Company as currently conducted and as currently proposed to be conducted, including the design, development, manufacture, testing, packaging, marketing, distribution, sale, support and maintenance of each current product and service of the Company (including, for clarity, each product and service that is currently offered, sampled or under development) and any natural successor, extension, derivative, version, generation, iteration or replacement of such product or service, has not infringed, misappropriated, diluted or otherwise violated, and does not currently infringe upon, misappropriate, dilute or otherwise violate, any Intellectual Property rights of any Person. The Company is not, and has never been, the subject of any pending or threatened Action either (i) involving a claim of infringement, misappropriation, dilution or other violation of Intellectual Property by any Person against the Company, or (ii) challenging the ownership, use, validity or enforceability of any Owned Intellectual Property nor, to the Knowledge of the Company, any Licensed Intellectual Property. The Company has not received any written notice, charge, complaint, claim or demand alleging any infringement, misappropriation, dilution or other violation of any Person’s Intellectual Property, even if no formal Action has been commenced, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to any such Action.

(e) To the Knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing upon, misappropriating, diluting or otherwise violating any Owned Intellectual Property. The Company has not sent any notice to, or instituted or threatened any Actions against, any Person alleging such Person has infringed, misappropriated, diluted or otherwise violated any Owned Intellectual Property.

(f) The Company has taken reasonable measures to protect the secrecy, confidentiality and value of all Trade Secrets and other confidential information included in the Owned Intellectual Property or used or held for use by the Company in the conduct of its business, including by requiring all Persons with access to such Trade Secrets and other confidential information to execute written confidentiality or non-disclosure agreements. No such Trade Secret or other confidential information has been disclosed by the Company to any third Person, other than pursuant to written agreements providing restrictions on the disclosure and use thereof consistent with industry standards. There have not been any disclosures of or access to such Trade Secret or other confidential information included in the Owned Intellectual Property in a manner that has resulted in or is likely to result in the loss of trade secret status for such information.

(g) The Company has not (i) disclosed, granted access to, nor is it subject to any legally binding obligation (contingent or otherwise) to disclose or grant access to any Person (other than employees, contractors and service providers who are subject to written confidentiality obligations), access or rights to any Technology (including any source code for any Software) embodying any Owned Intellectual Property, including via an escrow arrangement, (ii) used, modified, incorporated, linked to, combined with, distributed or made available any Technology (including any Software) that is subject to an Open Source License in a manner that requires, or purports to condition any right on, the disclosure, licensing, distribution or making available of the source code of any Technology owned by the Company, that restricts the ability of the Company to charge a fee for or otherwise commercially exploit any such Technology, or that grants or purports to grant to any Person any license, immunity or covenant not to assert under any Owned Intellectual Property, or (iii) licensed, distributed or used any Technology (including any Software) that is subject to an Open Source License in breach of the terms of such Open Source License.

(h) No funding, facilities or personnel of any Governmental Entity or of any university, college, other educational institution, or any international organizations or research centers, were used to develop or create any Owned Intellectual Property in a manner that could reasonably require the Company to grant any such Governmental Entity or university, college, other educational institution, or any such international organizations or research centers, any license or other rights in or to such Owned Intellectual Property. The Company has not applied for, received or been awarded any grant, subsidy, loan, loan guarantee, tax credit or other incentive from any Governmental Entity (including under the CHIPS and Science Act of 2022, Section 48D of the Code or any comparable non-U.S. program) that (i) is subject to any march-in, license-back, use, disclosure, domestic-manufacturing, national-security or similar right in favor of any

Governmental Entity with respect to any Owned Intellectual Property or (ii) would be terminated, suspended, modified, accelerated or required to be repaid, in whole or in part, as a result of the execution and delivery of this Agreement or the consummation of the Transactions.

(i) The Company is not currently, and has never been, a member or promoter of, or a contributor to, any industry standards body or similar organization that requires or obligates the Company to grant or offer to any other Person any license or right to any Owned Intellectual Property.

(j) The consummation of the Transactions will not (i) result in the granting by the Company of any right, license, forfeiture, immunity from suit or covenant not to assert in favor of any third Person under or with respect to any Intellectual Property (including Owned Intellectual Property or any Intellectual Property of Purchaser or its Affiliates), (ii) result in the release of source code for any proprietary Software or Technology owned by the Company from escrow, or (iii) require the consent of any other Person in respect of, the Company’s right to transfer, maintain, enforce, license, own, use or otherwise exploit any Owned Intellectual Property or Technology.

(k) The Owned Intellectual Property, together with the Licensed Intellectual Property, constitutes all of the Intellectual Property necessary and sufficient for the conduct of the business of the Company as currently conducted and as currently proposed to be conducted, including the design, development, manufacture, testing, packaging, marketing, distribution, sale, support and maintenance of each current product and service of the Company (including, for clarity, each product and service that is currently offered, sampled or under development) and any natural successor, extension, derivative, version, generation, iteration or replacement of such product or service. Immediately following the Closing, the Surviving Company will own or have the right to use all such Intellectual Property on terms and conditions identical to those in effect immediately prior to the Closing, without payment of any additional consideration. The Company is not bound by any obligations that restrict the Company’s ability to transfer the manufacturing, production, or assembly of any products to any Person.

(l) The Company IT Systems have been maintained and supported in accordance with industry standards, the Company has reasonable and appropriate maintenance and support agreements in respect of the Company IT Systems, and no such agreement will be terminable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. The Company IT Systems that are currently used by the Company constitute all the information and communications technology and other systems infrastructure necessary to carry on the business of the Company as currently conducted, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of such business with regard to information and communications technology, data processing, and communications. The Company IT Systems are in good working order and function in all material respects in accordance with all applicable documentation and specifications.

(m) The Company maintains (i) industry standard disaster recovery and business continuity plans, procedures, and facilities (including the taking and storing on-site and off-site of back-up copies of critical data), (ii) industry standard steps to safeguard the security and integrity of the Company IT Systems, (iii) industry standard measures designed to prevent the introduction of Malicious Code into the Company IT Systems (including firewall protections and regular virus scans) and (iv) all security patches and upgrades that are generally available for the Company IT Systems. The foregoing plans, procedures, facilities, and measures have been proven effective upon testing in all material respects. There has not been any material or persistent failure, deficiency, disruption, or interruption with respect to the Company IT Systems, and there have been no unauthorized intrusions, compromises, or other breaches of security with respect to the Company IT Systems or any software or data stored therein or Processed thereby. The Company IT Systems do not contain any Malicious Code.

(n) In each case in which the Company has engaged or hired a founder, employee, independent contractor, consultant or other Person who has developed or created or contributed to the development or creation of any Owned Intellectual Property for or on behalf of the Company (“Author”), the Company has obtained valid and enforceable written assignments from all such Authors whereby the Author: (i) acknowledges the Company’s exclusive ownership of all Intellectual Property invented, created, or developed by such Author within the scope of his or her employment or engagement with the Company; (ii) grants to the Company a present, irrevocable assignment of any ownership interest such Author may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) where applicable irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. No Author has retained, or has asserted or threatened any claim to, any right, title or interest in or to any Owned Intellectual Property, and no Author was, at the time of the relevant development or creation, subject to any Contract with, or policy of, any former or concurrent employer, university, research institution or Governmental Entity that would grant, or purport to grant, any such Person any right, title or interest in or to any Owned Intellectual Property. No Author was, at the time of the relevant development or creation, subject to any invention assignment agreement, non-disclosure agreement or similar obligation to any prior employer, university, research institution or other Person that could give such prior employer, university, research institution or other Person any right, title or interest in or to any Owned Intellectual Property. All Authors have been and are in compliance with their Contracts with the Company.

(o) The Company has complied in all material respects with all Privacy Requirements. There have been no claims, allegations, investigations, inquiries, or complaints (whether by a Governmental Entity, a customer, or any other Person) against or involving the Company relating to any Security Breach or any Privacy Requirement. The Company has implemented and maintains (and has at all times implemented and maintained) industry standard administrative, technical, and physical safeguards designed to protect the Company IT Systems and the Personal Information and other confidential, proprietary, or sensitive information in its possession or under its control against Security Breaches, including through regular penetration tests and vulnerability assessments, and has remediated all such Security Breaches and all high-, critical- and medium-level vulnerabilities identified through any penetration tests or vulnerability assessments.

(p) The Company has not (A) experienced any Security Breach; or (B) notified in writing, or been required by applicable Law or Governmental Entity to notify in writing, any Person of any Security Breach.

(q) The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby comply in all material respects with the Privacy Requirements.

3.17 Contracts.

(a) Schedule 3.17(a) of the Company Disclosure Letter lists all Material Contracts. The term “Material Contracts” shall mean all of the following types of Contracts to which the Company is a party and bound as of the date of this Agreement (other than the Organizational Documents of the Company and Benefit Plans, which are provided for in Section 3.9):

(i) all Contracts governing the terms of or otherwise related to any Indebtedness, including the incurrence, assumption or guarantee thereof;

(ii) each joint venture, partnership and other similar Contract involving the sharing of profits of the Company with any third party;

(iii) each Contract entered into since January 1, 2023 pursuant to which the Company has agreed to provide any equity or debt investment in, or any loan to, any Person;

(iv) all Contracts that involved payments to or from the Company in excess of $100,000 in the twelve (12)-month period ended on the date of this Agreement, or that are reasonably expected to involve payments to or from the Company in excess of $500,000 in any future twelve (12)-month period, or that cannot be terminated by the Company on ninety (90) days’ notice or less without liability, penalty or continuing obligation of any kind, in each case, other than any Contract for the employment or engagement of any employee or individual independent contractor;

(v) all Contracts committing the Company to future capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;

(vi) all Contracts pursuant to which the Company acquired or agreed to acquire another operating business;

(vii) all Contracts that limit, or purport to limit, the ability of the Company (A) to compete in any line of business or with any Person or to operate in any geographic area or during any period of time, (B) to solicit customers or employees or (C) to purchase products or services from any Person;

(viii) all Contracts that reflect a settlement, conciliation or similar agreement of any threatened or other Action;

(ix) all Contracts under which the Company (A) is lessee of, or holds or operates, any personal property or real property owned by any other party or (B) is lessor of or permits any other party to hold or operate any personal property or real property owned, controlled or leased by the Company;

(x) all Contracts (A) granting a right of first refusal, right of first offer, right of first negotiation or any similar right or requirement on the sale of any part of the business or any material assets or properties of the Company, or with respect to any product, service or Intellectual Property of the Company, (B) granting a “most favored nation” right or any similar provision for the benefit of another Person, (C) imposing minimum purchase obligations or granting exclusive purchase rights to any such Person, (D) granting any such Person the right to acquire equity interests or warrants of the Company, (E) providing for any Person to be the exclusive or preferred provider, seller, purchaser, lessor or distributor of any product or service to the Company, or for the Company to be the exclusive or preferred provider, seller, lessor or distributor of any product or service to any Person, or (F) containing “earn-out,” rebate or other contingent payment obligations;

(xi) all sales representative, original equipment manufacturer, value added reseller, remarketer or other Contracts for the sale or distribution of products or services of the Company or of any other Person;

(xii) all Contracts with any sole source supplier, or with any supplier of components, materials, parts or similar items having lead times greater than sixty (60) days;

(xiii) all Contracts with any semiconductor foundry, wafer supplier, mask or photomask supplier, outsourced assembly and test provider or other contract manufacturer, and all Contracts for the license or supply of semiconductor intellectual property cores, standard cell or process design kits;

(xiv) all Company IP Contracts other than Standard Terms or non-exclusive licenses for Off-the-Shelf Software that is generally commercially available on standard terms for annual fees of less than $10,000;

(xv) all Active Government Contracts, including all Contracts with any college, university or other research institution;

(xvi) all Contracts with any Significant Customer or Significant Supplier, other than Contracts for Off-the-Shelf Software;

(xvii) all Contracts containing any provision pursuant to which the execution and delivery of this Agreement or the consummation of the Transactions would (A) require the consent of, or notice to, any other party thereto, (B) result in a breach or default under, or a right of termination, cancellation, acceleration, suspension or modification of any right or obligation under, such Contract, (C) result in the creation of any Lien on any asset of the Company, or (D) trigger any payment or increase in any payment obligation;

(xviii) any Contract for the employment or engagement of any director, officer, employee, or individual independent contractor providing for annual base compensation in excess of $200,000, other than any such Contract that (A) is terminable by the Company at will and without advance notice, severance or penalty, and (B) does not provide for any guaranteed bonus, retention, or change in control or severance payment or benefit;

(xix) any other Contract that is material to the business, operations or financial condition of the Company; and

(xx) any commitment to do any of the foregoing.

(b) As of the date hereof, each Material Contract is in full force and effect and valid, binding and enforceable against the Company and, to the Knowledge of the Company, each other party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, neither the Company nor, to the Knowledge of the Company, any other Person is in material breach or material violation of, or default under, any Material Contract. As of the date hereof, no event has occurred which would result in a breach of or default under or give rise to any penalty or right of termination, cancellation or acceleration of any right or obligation under (in each case, with or without notice or lapse of time, or both) any Material Contract, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company. Since the Lookback Date, the Company has not received any written notice from any counterparty to a Material Contract of any intention to terminate, cancel, fail to renew or materially modify any Material Contract, or of any dispute thereunder. The Company has made available to Purchaser true, correct and complete copies of each Material Contract, including all amendments, supplements, statements of work, purchase orders and side letters thereto.

3.18 Government Contracts.

(a) The Company is not currently in, and the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not result in, any material violation, material breach or material default of any term or provision or trigger automatic or optional termination of a Government Contract for which final payment has not been received (“Active Government Contract”). Within the last six (6) years, the Company has complied in all material respects with and developed all policies required by: (i) all Laws applicable to each Government Contract and Government Bid, including the Federal Acquisition Regulation (“FAR”), agency supplements to the FAR, or any similar state or federal applicable Law, and (ii) all terms and conditions, including all clauses, provisions, specifications and quality assurance, testing and inspection requirements, minimum wage obligations, and all requirements of each Government Contract, whether incorporated expressly, by reference or by operation of law and has included all such required terms in its agreements with third parties (including subcontractors, joint venture partners, teaming partners, consultants, agents or representatives). The Company has not received a material cure notice or a stop work notice, or been threatened in writing with termination for default under any Active Government Contract.

(b) All facts set forth in or acknowledged by any representations, certifications, cost or pricing submissions, or disclosure statements made or submitted by or on behalf of the Company in connection with any Government Contract or Government Bid (including all representations and certifications contained in the Company’s System for Award Management Registrations and all representations and certifications submitted to any prime contractor or higher-tier subcontractor) were true and accurate as of the date of submission in all material respects. The

Company has complied in all material respects with all applicable representations, submissions, certifications and disclosure requirements under each of the Company’s Government Contracts and Government Bids, including any obligation to update such representations, certifications, submissions and disclosures.

(c) In the last six (6) years, the Company has not received written notice of any material claim against it for any of the following related to a Government Contract: (i) defective pricing, (ii) FAR noncompliance, (iii) fraud, (iv) false claims or false statements, (v) unallowable costs as defined in the FAR at Part 31, including those that may be included in indirect cost claims for prior years that have not yet been finally agreed to by the Governmental Entity, or (vi) any other monetary claims relating to the performance or administration by the Company of Government Contracts.

(d) Neither the Company nor any of its Principals (as defined at FAR 52.209-5) is suspended or debarred from bidding on Government Contracts or Government Bids, and no such suspension or debarment has been initiated or threatened in writing. To the Knowledge of the Company, there has not been any ongoing investigation, audit, prosecution, civil or administrative proceeding or settlement negotiation by any Governmental Entity relating to Government Contracts or the violation of any federal, state or local order, statute, rule, or regulation relating to Government Contracts by the Company.

(e) The Company has not granted ownership, unlimited rights, or government purpose rights with respect to any Owned Intellectual Property to a Governmental Entity, or any other Person in connection with a Government Contract. The Company has taken all reasonable steps available under any Government Contract and applicable Law to assert, protect and support its rights in Owned Intellectual Property, so that no more than the minimum rights required under the Government Contract will have been provided to a Governmental Entity or other Person. Schedule 3.18(e) of the Company Disclosure Letter shall include copies of any material data rights assertions made by the Company to a Governmental Entity or any Persons performing under a Government Contract. The Company has not provided to any Governmental Entity or to any Person performing a Government Contract, greater intellectual property rights to use third-party materials than have been granted to the Company.

(f) The Company and its officers, directors, managers and employees collectively hold all security clearances necessary for the performance of the Active Government Contracts.

(g) The Company is in compliance in all material respects with the FAR, agency supplements or any contractual requirements of its Government Contracts relating to cybersecurity and cyber incident reporting, including the protection of information of such Person, the Governmental Entity and prime contractors stored in such Person’s digital files, the disclosure of any intrusion of those digital files or the unintentional disclosure or release of such files. The Company is in compliance in all material respects with any directive or order from a Governmental Entity or prime contractor performing a Government Contract relating to cybersecurity or cyber incident reporting.

(h) The Company has not received any written notice that any of the Company’s employees, consultants or agents are under administrative, civil or criminal investigation by any Governmental Entity in connection with a Government Contract.

3.19 Customers and Suppliers.

(a) Schedule 3.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of the top five (5) customers of the Company (including any customers for which the Company indirectly provides products or services through a distributor or other intermediary) for the twelve (12)-month period ended August 31, 2026 based on revenues received from each such customer during such period (each, a “Significant Customer”).

(b) Schedule 3.19(b) of the Company Disclosure Letter sets forth a complete and accurate list of the top ten (10) suppliers of the Company for the twelve (12)-month period ended August 31, 2026 based on payments made to such supplier during such period (each, a “Significant Supplier”).

(c) During the twelve (12) months preceding the date of this Agreement, no Significant Customer or Significant Supplier has canceled or otherwise terminated its relationship with the Company or has materially altered, in a manner adverse to the Company, its relationship with the Company, except for any such cancellations, terminations or alterations that would not, individually or in the aggregate, reasonably be likely to be material to the Company. To the Knowledge of the Company, all cancellations or reschedules of orders by a Significant Customer within the one hundred twenty (120) days preceding the date of this Agreement have been made in accordance with the terms of the applicable customer agreement. To the Knowledge of the Company, as of the date hereof, no such Significant Supplier or Significant Customer has any plan or intention, and has not threatened, to terminate, cancel or otherwise adversely modify its relationship with the Company.

3.20 Affiliated Transactions. Except for (i) advances to employees, officers and directors of the Company for expenses incurred in the ordinary course of business, (ii) employment agreements with any employee, officer or consultant of the Company, and (iii) any Benefit Plan, no officer, director, employee (or its equivalent) or Affiliate of the Company (other than the Company) (each, a “Related Party”) (A) is a party to any Contract with the Company, including intercompany services agreements or arrangements with Affiliates or any other entities controlled by, under common control with, or owned by the officers or directors of the Company or (B) has any material interest in any property used by the Company, including any Intellectual Property or real estate.

3.21 Insurance. Schedule 3.21 of the Company Disclosure Letter sets forth a true and complete list of all currently in-force material insurance policies maintained by or for the benefit of the Company (other than those comprising a Benefit Plan) (the “Insurance Policies”), including for each Insurance Policy, the coverage line, first named insured, insurer, policy number, policy period, limits and deductible / retention. All Insurance Policies have been made available to Purchaser. The Insurance Policies are in full force and effect and the limits of the Insurance Policies are fully in place without any erosion due to recoveries by the Company against such Insurance Policies. The Company is in compliance in all material respects with all of the terms and conditions of the

Insurance Policies and predecessor insurance policies, including with respect to the giving of timely and otherwise valid notice to the applicable insurer(s) of any material claim, occurrence or other matter that may be covered under any Insurance Policy. The Company has not received written notice of any pending or threatened cancellation, non-renewal, reduction in coverage or material premium increase with respect to any of the Insurance Policies. There are no pending claims under any of the Insurance Policies or predecessor insurance policies. The Insurance Policies are sufficient to comply with applicable Law and all Material Contracts in all material respects. The Company does not maintain any captive or fronted insurance and does not have any material liabilities with respect to any such policy or program.

3.22 Brokers and Finders. Except for UBS Securities LLC, neither the Company nor any of its directors or officers, as applicable, has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions.

ARTICLE IV

Representations and Warranties of Purchaser and Merger Sub

Except as set forth in the corresponding sections of the disclosure letter delivered to the Company on or before entering into this Agreement (the “Purchaser Disclosure Letter”) (it being agreed that disclosure of any item in any part of the Purchaser Disclosure Letter shall be deemed disclosure with respect to any other part to which the relevance of such item is readily apparent on the face of such disclosure), Purchaser and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1 Organization and Good Standing.

(a) Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted. Merger Sub is a newly formed entity and does not have any operations or liabilities other than incident to its formation, this Agreement and the Transactions.

4.2 Authority.

(a) Each of Purchaser and Merger Sub has all requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. This Agreement has been duly authorized and executed by Purchaser and Merger Sub and is a valid and binding agreement of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.

4.3 Governmental Filings; No Conflicts.

(a) Other than (i) compliance with any applicable requirements under the HSR Act and any other applicable Antitrust Laws and, (ii) the filing of the Certificate of Merger, no notices, reports, filings or other approvals are required to be made or effected by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Purchaser and Merger Sub or the performance of their obligations hereunder.

(b) The execution and delivery of this Agreement by Purchaser and Merger Sub, the performance of their respective obligations hereunder and the consummation of the Transactions will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Purchaser or Merger Sub, as applicable; (ii) a breach or violation of, or a default under, or the acceleration of any obligations or the creation of a Lien on the assets of Purchaser or Merger Sub (with or without notice, lapse of time or both) pursuant to, any Contract binding upon Purchaser or Merger Sub; or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.3(a), conflict with, breach or violate any Law applicable to Purchaser or Merger Sub or by which their respective properties are bound or affected, except, in the case of clauses (i) through (iii) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, would not reasonably be likely to prevent, materially delay or materially impair the consummation of the Transactions.

4.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.5 Sufficient Funds. As of the date hereof, Purchaser has, and at the Closing, Purchaser will have, sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to permit Purchaser and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, including the payment of all amounts payable hereunder at the Closing. Purchaser will have sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to pay the Earn-Out Amount when (and if) any such Earn-Out Amount becomes due pursuant to Section 2.7.

4.6 Brokers and Finders. Except for Barclays Capital Inc., none of Purchaser, Merger Sub or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions.

ARTICLE V

Covenants of the Parties

5.1 Interim Operations.

(a) During the period from the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement pursuant to Article VII, except to the extent (i) required, permitted or otherwise contemplated by this Agreement, (ii) required by applicable

Law or the terms of any Contract or Benefit Plan, (iii) expressly approved in writing by Purchaser or (iv) set forth in Schedule 5.1 of the Company Disclosure Letter, the Company shall:

(i) use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practice and preserve its business organization intact and maintain its existing business relations and goodwill, including with customers, suppliers, and employees;

(ii) not amend the Company’s Organizational Documents;

(iii) not merge or consolidate with any Person or completely or partially liquidate, restructure, or reorganize;

(iv) not agree to, request or adopt (A) any moratorium or suspension of payment of any Borrowed Money Indebtedness, (B) the appointment of a receiver, administrator, liquidator, assignee, trustee or other similar officer with respect to the Company or any of its assets, (C) an assignment for the benefit of creditors or an admission in writing of the inability of the Company to pay its debts as they become due, or (D) any plan of complete or partial liquidation or dissolution;

(v) not (A) terminate, fail to renew, cancel, fail to maintain, let lapse, transfer, abandon, sell, dispose of or encumber (other than Permitted Liens) any material portion of its assets, including any Owned Intellectual Property, other than in the ordinary course of business consistent with past practice or (B) enter into any Contract granting any license, release, covenant not to sue or assert, immunity or options under or with respect to any Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(vi) not transfer, abandon, exclusively license, lease, sublease, assign, pledge, sell, grant any Person the right to use or occupy, or otherwise dispose of or encumber (other than Permitted Liens) any of its material real property or tangible property;

(vii) not disclose any Trade Secrets (including Technology or any source code embodying such Trade Secrets) or other confidential information, except for disclosures in the ordinary course of business consistent with past practice and subject to reasonable and appropriate confidentiality and use restrictions;

(viii) not settle or compromise any claims or litigation where the settlement or compromise grants any rights in, under or to any Intellectual Property;

(ix) not (A) increase the salary, wages, bonus, incentive compensation or other compensation payable or to become payable to any employee other than (1) regularly scheduled merit increases in the ordinary course of business and consistent with past practice, with such increases not to exceed 5% individually or in the aggregate and (2) the regularly scheduled payment of annual bonuses for completed periods based on actual performance in the ordinary course of business and consistent with past practice, with the aggregate value of such bonuses not to exceed the aggregate value of annual bonuses paid with respect to the 2025 performance period, in each case of (1) and (2) as set forth in Schedule 5.1(a)(ix) of the Company Disclosure Letter; (B) grant any rights to or pay any bonus, severance, retention, change in control, or termination pay to any current or former officer, manager, employee, individual independent contractor, consultant or director of the Company; (C) grant or promise to grant any Company Option or other equity or equity-related award to any current or former officer, manager, employee, individual independent contractor, consultant or director of the Company; (D) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Benefit Plan; (E) pre-fund any payments or benefits that may become payable or provided under any Benefit Plan; (F) establish, modify, adopt, enter into, amend, or terminate any Benefit Plan or plan, policy, program, arrangement or agreement that would have constituted a Benefit Plan if it had been in effect on the date of this Agreement, except for amendments in the ordinary course of business consistent with past practice that would not have an effect on the cost of maintaining the Benefit Plan; (G) create any retention-related pools of cash, stock or other compensation; or (H) otherwise grant any new, or modify or accelerate any existing, compensatory arrangements of any kind or nature; provided that the foregoing clauses (A) through (C) shall not restrict the Company from establishing and paying the initial base salary and wages for any employee, individual independent contractor, or consultant hired or engaged in compliance with clause (xii) below, in each case on terms consistent with the Company’s customary new-hire practices and consistent with the base salary and wages provided to the Company’s similarly situated employees;

(x) not (A) establish, negotiate, adopt, enter into, commence participation in, renew, extend or amend any Collective Bargaining Agreement with a Labor Organization or (B) recognize or certify any Labor Organization or group of employees as the bargaining representative for any employees of the Company;

(xi) not waive, release, amend or fail to enforce the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of the Company;

(xii) not hire or engage any (A) vice-president or above level employee or (B) employee or individual independent contractor or consultant with annual base compensation or fees in excess of $150,000, except in cases of replacement of employees that resign or are terminated, in the ordinary course of business and on terms consistent with past practice;

(xiii) not terminate the employment of (A) any Key Employee (other than for cause) or (B) any other employee with annual base compensation in excess of $100,000 (in the case of employees located in the United States) or $60,000 (in the case of employees located outside of the United States) (in each case, other than for cause);

(xiv) except in the ordinary course of business consistent with past practice, not materially amend or terminate (other than terminations or non-renewals in accordance with their terms) any Material Contract or Lease or enter into any Contract that would have been a Material Contract or Lease had it been entered into prior to this Agreement, or waive any material rights under any Material Contract;

(xv) not acquire by merger, consolidation, acquisition of assets or Equity Interests or any similar transaction any corporation, partnership, limited liability company or other business organization or all or substantially all of the assets of any such entity, or make any investment in or loan to any Person;

(xvi) not form any new Subsidiary, or form or enter into any Contract to form any joint venture, legal partnership or similar collaborative arrangement;

(xvii) except in the ordinary course of business consistent with past practices, not settle or compromise any claims or litigation or agree to any non-monetary relief;

(xviii) not commence any Action or seek equitable relief, other than to preserve or protect the rights of the Company where the failure to commence such Action promptly would reasonably be expected to prejudice such rights;

(xix) not make any material change, other than as required by GAAP, to its accounting principles or procedures;

(xx) not (A) make, change or revoke any income or other material Tax election, (B) amend any income or other material Tax Return, (C) adopt or change any Tax accounting method, (D) enter into any Tax sharing agreement or other similar agreement or “closing agreement” as described in Section 7121 of the Code, (E) settle any claim or assessment in respect of a material amount of Taxes, (F) enter into any intercompany transactions giving rise to a material amount of deferred gain or loss of any kind, (G) file any income or other material Tax Return in a manner inconsistent with past practice, (H) affirmatively surrender any right to claim a refund of a material amount of Taxes, (I) fail to pay a material Tax when due (including any material estimated Tax payments) or (J) extend or waive the limitations period applicable to any Tax claim or assessment (other than pursuant to any extension of time to file Tax Returns obtained in the ordinary course of business);

(xxi) not make any material capital expenditures or commitments therefor, except (A) any unbudgeted capital expenditures not to exceed $100,000 individually or $500,000 in the aggregate and (B) for such capital expenditures or commitments in connection with the Company’s budget set forth in Schedule 5.1(a)(xxi) of the Company Disclosure Letter, nor fail to make any capital expenditures substantially in the amounts and at the times contemplated by such budget;

(xxii) not incur, guarantee or become liable for any indebtedness for borrowed money, other than intercompany loans;

(xxiii) other than in the ordinary course of business consistent with past practice, not (A) enter into any agreement or negotiation with any Person to extend the payment date of any accounts payable, (B) accelerate the collection of, or discount, any account or note receivable, or (C) delay or postpone the payment of any account payable or other liability;

(xxiv) other than in the ordinary course of business consistent with past practice, not (A) diminish, increase or terminate any material promotional program or (B) engage in any material pricing, sales, receivables, discount, rebate, product giveaway or other consumer or trade offer, any inventory overstocking or understocking practice, or any material change to credit, trade or supply terms;

(xxv) not enter into any Contract containing covenants that limit in any material respect the freedom of the Company (or, following the Closing, Purchaser or any of its Affiliates) to compete or operate in any line of business or geographic area, to compete with any Person, to operate its assets at maximum production capacity, or to solicit any Person;

(xxvi) not implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;

(xxvii) not enter into, modify or amend in any respect any Contract with a Related Party, or Contract that would have been a Contract with a Related Party if entered into prior to the date hereof; or

(xxviii) not authorize or enter into an agreement to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct any of the operations of the Company prior to the Closing Date. Prior to the Closing Date, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. With regard to any request for Purchaser’s consent pursuant to the first paragraph of this Section 5.1, (1) all requests for Purchaser’s prior written consent shall be delivered to Parag Agarwal, Sonal Chandrasekharan and Peter Buckles (each, a “Purchaser Designated Person”) at contacts communicated to the Company in writing, and (2) Purchaser shall use commercially reasonable efforts to respond to such request for written consent within five (5) Business Days, it being understood that any requests duly submitted to the Purchaser Designated Persons in accordance with this Section 5.1 to which Purchaser has not responded within such five (5) Business Day period shall be deemed approved by Purchaser.

5.2 Cooperation and Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Parties (other than the Stockholder Representative) shall cooperate with each other and shall (and shall cause their respective controlled Affiliates to) use commercially reasonable efforts to obtain, at or prior to Closing, all consents, waivers, and approvals from third parties required to consummate the Transactions, including: (i) consents or waivers necessary under Material Contracts, Leases, licenses, or other agreements to which the Company is party; and (ii) approvals required to transfer, assign, or continue any rights, assets, or permits held by the Company that are material to its operations and necessary to consummate the Transactions, as promptly as reasonably practicable.

5.3 Regulatory Filings/Approvals.

(a) Submission of Filings and Notices.

(i) Exchanging Information. Subject to applicable Laws, the Company and Purchaser shall each, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Purchaser, the Company or any of their Subsidiaries to any Governmental Entity in connection with the Transactions. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials or its legal counsel; provided that materials provided pursuant to this Agreement may be redacted (A) to remove references concerning the valuation of the Company or the identity of alternative bidders, (B) as necessary to comply with contractual obligations or applicable Laws or (C) as necessary to avoid waiver of legal privilege.

(ii) Initial Submissions. The Company and Purchaser shall prepare and file as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, clearances, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Without limiting the foregoing, each of the Company and Purchaser shall make its respective filing pursuant to the HSR Act with respect to the Transactions as promptly as practicable after the date of this Agreement and no later than ten (10) Business Days after the date of this Agreement.

(iii) Subsequent Submissions. The Company and Purchaser shall respond as promptly as reasonably practicable and advisable to any inquiries or requests for information or documents by any Governmental Entity to obtain all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from such Governmental Entity in order to consummate the Transactions. Neither Purchaser nor the Company shall extend any waiting period under the HSR Act, by pull and refile or otherwise, or enter into any agreement with the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice or any other Governmental Entity not to consummate the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(iv) Conduct of Interactions with Governmental Entities. Subject to applicable Laws relating to the exchange of information, Purchaser and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.3. In that regard, prior to the

Closing, each of Purchaser and the Company shall: (A) consult with the other Parties (other than the Stockholder Representative) to this Agreement with respect to and provide any necessary information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) (other than the Stockholder Representative) with copies of) all notices, submissions or filings made by or on behalf of such Party with any Governmental Entity or any other information supplied by or on behalf of such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions, and (B) inform the other Parties (other than the Stockholder Representative) to this Agreement, and if in writing, furnish the other Parties (other than the Stockholder Representative) with copies of (or, in the case of oral communications, advise the other Parties (other than the Stockholder Representative) orally of) any communication from or to any Governmental Entity regarding the Transactions, and permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication or submission with any such Governmental Entity; provided that, and notwithstanding anything to the contrary in this Agreement, while Purchaser and the Company have the joint right to control and direct all strategy in connection with all notices, filings, approvals or clearances sought under applicable Antitrust Laws with respect to the Transactions, Purchaser shall have the right to take the lead in any meetings, communications, discussions, or negotiations with any Governmental Entity in connection with obtaining any consents, clearances, registrations, approvals, permits or authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. In exercising the foregoing rights, the Company and Purchaser shall act reasonably and as promptly as practicable. Neither Purchaser nor the Company shall permit any of its officers or any other representatives or agents to participate in any substantive meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transactions to the extent reasonably practicable unless it consults with the other Party in advance and, if permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(b) Purchaser and Merger Sub shall use reasonable best efforts to obtain all consents, registrations, approvals, permits and authorizations of any Governmental Entity necessary to consummate the Transactions and to cause the Closing to occur as promptly as reasonably practicable and, in any event, prior to the Termination Date. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Purchaser, Merger Sub or any of their Affiliates to (i) commence, contest, defend against, appeal or otherwise participate in any Action (excluding, for purposes of this Section 5.3(b), any investigation) by or before any Governmental Entity or any other Person challenging or seeking to prevent, restrain or prohibit the consummation of the Transactions, or to seek to have vacated, lifted, reversed or overturned any Order, or (ii) offer, agree to, accept or effect any remedy, condition, limitation, commitment or undertaking in connection with obtaining any approval or clearance from a Governmental Entity, including any action that would (A) require the sale, divestiture or disposition of assets or the commitment to take such action that limits its freedom of action with respect to, or its ability to retain, any businesses, services or assets of the Company or Purchaser or its Subsidiaries or (B) reasonably be expected to have a material impact on the business or financial condition of the Company.

(c) Purchaser and Merger Sub agree that, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VII, they shall not, and shall ensure that none of their respective Subsidiaries shall consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, business combination, merger, or other transaction, involving any Person or Persons that would reasonably be determined to compete with the Company, in each case, that would reasonably be expected to materially delay, materially impede, or prevent the consummation of the Transactions before the Termination Date.

5.4 Access.

(a) Pre-Closing Access. Upon reasonable notice, the Company shall afford Purchaser’s officers, employees, counsel, accountants, insurance providers and other authorized representatives reasonable access, solely for purposes of furthering the Transactions or integration planning relating thereto, during normal business hours throughout the period prior to the earlier of the Closing and the termination of this Agreement pursuant to Article VII, to its properties, books, contracts, documents, insurance policies and records and, during such period, the Company shall furnish promptly to Purchaser all information concerning its business, properties and personnel as may reasonably be requested by Purchaser, other than any such matters that relate to the negotiation and execution of this Agreement; provided that (i) the Company shall be permitted to provide such information electronically or by other remote access and materials provided pursuant to this Section 5.4(a) may be redacted, solely to the extent necessary, to remove references concerning the valuation of the Company or the identity of alternative bidders, (ii) Purchaser and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company, and (iii) nothing in this Section 5.4(a) shall require the Company to disclose or provide access to any information if such disclosure would reasonably be expected to (A) result in the loss or waiver of any attorney-client or other legal privilege or (B) contravene any applicable Law, or any written confidentiality agreement entered into with a third party prior to the date of this Agreement, except that in the event that access or disclosure is restricted under the immediately preceding clauses (A) or (B), the Company shall (x) promptly notify Purchaser that information is being withheld and, to the extent permitted, describe the general nature of such information and (y) use commercially reasonable efforts to provide alternative arrangements for such disclosure or access to Purchaser or its representatives. All requests for information made pursuant to this Section 5.4(a) shall be directed to Noah Sturcken or such other Person as may be designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Post-Closing Access. Subject to applicable Law, from and after the Closing, Purchaser shall cause the Surviving Company to, and the Surviving Company shall, (i) retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company in existence at the Closing that are required to be retained under current retention policies (collectively, the “Records”) for a period of seven (7) years from the Closing Date, and (ii) in connection with any reasonable business purpose relating to the Holders’ ownership of shares of Company Capital Stock, Company Options, Company Warrants or Company SAFEs, or their, or any of their affiliates’, status as a current or former officer or director of the Company, including preparation of governmental or regulatory reporting obligations, provide the Holders or their representatives at the Holders’ expense with reasonable access without hindering the normal operations of the Surviving Company (solely for the purpose of inspection and copying), during normal business hours, and upon reasonable advance notice, in compliance with the Surviving Company’s generally applicable policies and procedures, and under the supervision of Purchaser’s or the Surviving Company’s personnel, to the Records with respect to periods or occurrences prior to the Closing Date. Notwithstanding the foregoing provisions of this Section 5.4(b), Purchaser and the Surviving Company may withhold access, documents or information that in the reasonable judgment of Purchaser or the Surviving Company would result in the disclosure of any Trade Secrets or privileged information or would violate any of its contractual or legal obligations with respect to confidentiality.

5.5 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter throughout the period prior to the earlier of the Closing and the termination of this Agreement pursuant to Article VII, neither the Company nor Purchaser shall issue any press releases, make any public announcements with respect to the Transactions or make any filings with any third party or any Governmental Entity with respect thereto, in each case, without the other Party’s prior written consent, except as may be required by Law or applicable securities exchange rules or to the extent such release or statement is consistent with previous press releases, public disclosures or public statements made jointly by the Parties or individually with the prior written consent of the other Parties.

5.6 Tax Matters.

(a) Cooperation. Following the Closing, Purchaser agrees to furnish or cause to be furnished to the Stockholder Representative, and the Stockholder Representative agrees to furnish or cause to be furnished to Purchaser, upon reasonable request and using commercially reasonable efforts, as promptly as practicable, such information (including access to books and records) (to the extent in its possession) and assistance relating to the Company, as is reasonably requested in connection with the filing of any Tax Returns of the Company or for the preparation of any Tax audit or proceeding relating to the Company, including providing reasonable access to the Surviving Company’s books and records and accounting staff and taking such reasonable steps as may be necessary to cause the Company’s historic Tax Return preparer to take direction from the Stockholder Representative. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to provide the Stockholder Representative with any Tax Return of Purchaser or any of its Affiliates (other than, after the Closing, the Company) that is prepared on a consolidated, combined, unitary or similar group basis.

(b) Transfer Taxes. All Transfer Taxes shall be economically borne fifty percent (50%) by Purchaser, on the one hand, and fifty percent (50%) by the Holders, on the other hand. The Person(s) required by applicable Law shall prepare and timely file all Tax Returns required to be filed in respect of any Transfer Taxes; provided that Purchaser, the Company, Merger Sub and the Stockholders shall reasonably cooperate in the preparation and filing of such Tax Returns and, if required by applicable Law, will join in the execution of any such Tax Returns. Each of Purchaser, the Company, Merger Sub and the Stockholders shall use reasonable efforts to avail itself of any available exemptions from any Transfer Taxes, and shall cooperate with each such Party in reasonably providing any information and documentation requested by such Party that may be reasonably necessary to obtain such exemptions (excluding, for the avoidance of doubt, any Tax clearance or similar certificate).

(c) Straddle Period. For purposes of this Agreement, in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Tax (other than any Transfer Tax) allocable to the portion of such Straddle Period ending on and including the Closing Date shall: (i) in the case of any Taxes based on receipts, sales or payments or that are transactionally based, be determined based on an interim closing of the books as of the end of the Closing Date (and, for such purposes, treating the taxable year of any partnership or other pass-through entity as having closed on the Closing Date); provided, that any exemptions, allowances or deductions that are calculated on an annual basis (such as any depreciation or amortization deductions) shall be allocated between the portion of such Straddle Period ending on and including the Closing Date and the portion of such Straddle Period beginning after the Closing Date in proportion to the number of days in each such respective period, and (ii) in the case of any other Taxes, be determined based on the proportion of the number of days in the portion of such Straddle Period ending on and including the Closing Date compared to the total number of days in such Straddle Period.

(d) Termination of Tax Sharing Agreements. Notwithstanding anything herein or in any other agreement to the contrary, the Company shall take all actions necessary to cease and terminate any Tax sharing, allocation or indemnity agreement or arrangement (other than any commercial Contract entered into in the ordinary course of business not primarily related to Taxes), and the Company shall not have any obligations thereunder after the Closing.

(e) Tax Conventions. “Accrued Income Taxes,” “Net Working Capital,” and “Transaction Costs” shall, as applicable, be determined in accordance with the following conventions: (i) by taking into account estimated Tax payments or prepayments of Taxes made before the Closing, (ii) by taking into account net operating losses, R&D credits and other similar Tax attributes arising in Pre-Closing Tax Periods that are available to offset taxable income in the applicable Pre-Closing Tax Periods, (iii) by taking into account Transaction Tax Deductions to the extent deductible in Pre-Closing Tax Periods at a “more likely than not” or higher level standard, (iv) by excluding any Taxes resulting from any election under Section 336 or 338 of the Code (or any similar provision of state, local, or non-U.S. Tax Law), (v) by treating the taxable year of the Company as ending at the end of the Closing Date, (vi) by excluding any Taxes resulting from any transactions on the Closing Date after the Closing outside the ordinary course of business, and (vii) by excluding Transfer Taxes for which Purchaser is responsible pursuant to Section 5.6(b). For the avoidance of doubt, in no event shall the application of any of the foregoing conventions cause Accrued Income Taxes (or any component thereof) to be less than zero (0).

(f) Tax Returns.

(i) The Stockholder Representative shall engage the Company’s historic Tax Return preparer to prepare all income Tax Returns of the Company for any taxable period ending on or before the Closing Date that are required to be filed after the Closing Date (taking into account applicable extensions); provided that (A) each such Tax Return shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by applicable Law and (B) the Stockholder Representative shall provide a copy of each such Tax Return to Purchaser for review and comment at least twenty (20) days before the due date (taking into account applicable extensions) of such Tax Return (or as soon as reasonably practicable if such due date is less than twenty (20)

days after the Closing Date) and shall consider in good faith any comments of Purchaser with respect to such Tax Return. Purchaser shall cooperate to timely file or cause to be timely filed each such Tax Return after the Closing Date.

(ii) Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company for any Pre-Closing Tax Period, other than Tax Returns described in clause (i) of this Section 5.6(f); provided that (A) each such Tax Return shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by applicable Law, and (B) Purchaser shall provide a copy of each such Tax Return that shows a material amount of Taxes to the Stockholder Representative for review and comment at least twenty (20) days before the due date (taking into account applicable extensions) of such Tax Return (or as soon as reasonably practicable if such due date is less than twenty (20) days after the Closing Date) and shall consider in good faith any comments of the Stockholder Representative with respect to such Tax Return.

(g) Post-Closing Tax Actions. Following the Closing, Purchaser shall not, and shall not permit any of its Affiliates (including the Company after the Closing) to, (i) file any Tax Returns of the Company for any Pre-Closing Tax Period (except in accordance with Section 5.6(f)), (ii) amend any Tax Returns of the Company for any Pre-Closing Tax Period, (iii) make, adopt, or change any Tax elections or methods of accounting that have retroactive effect to any Taxes or Tax Returns of the Company for any Pre-Closing Tax Period, (iv) agree to extend or waive the statute of limitations with respect to Taxes of the Company for any Pre-Closing Tax Period, (v) make any election under Section 336 or 338 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) with respect to the Company, (vi) initiate any discussions or examinations with any Governmental Entity (including making any voluntary disclosures or participating in any amnesty, self-correction, or similar program or action) regarding Taxes of the Company for any Pre-Closing Tax Period, or (vii) take any action on the Closing Date after the Closing outside of the ordinary course of business, in each case except (A) with the Stockholder Representative’s prior written consent (not to be unreasonably withheld, conditioned, or delayed), (B) if such action could not reasonably be expected to reduce the Company Closing Equity Value or give rise to a claim for indemnification under this Agreement or (C) if such action is required by applicable Law.

(h) Intended Tax Treatment. Unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or non-U.S. Tax Law), for applicable Tax purposes, the Parties shall file all Tax Returns consistent with, and shall not take any position inconsistent with, the following Tax treatment: (i) the Holders’ rights to the Adjustment Holdback Amount, the Indemnity Holdback Fund and the Earn-Out Amount shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) (except to the extent of any portion of such amounts required to be treated as imputed interest under Section 483 of the Code (or any similar provision of state, local or non-U.S. Tax Law)), and (ii) no portion of the Company Closing Equity Value shall be allocated to any non-compete or similar agreement or, except with respect to amounts payable in respect of Company Options or clause (ii) of Transaction Costs, treated as compensation for services.

5.7 Employee Matters.

(a) Purchaser agrees that, during the period commencing on the Closing Date and ending on the first anniversary thereof, the employees of the Company who continue to be employed by Purchaser or its Affiliates (including the Surviving Company) after the Closing (each, a “Continuing Employee”) will continue to be provided with (i) base salaries or base wages, determined on an individual employee basis, that are no less favorable than the base salaries or base wages provided by the Company to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities (excluding any long-term incentives, equity or equity-related compensation, change-in-control or transaction-based payments or retention-related opportunities) that are no less favorable in the aggregate than the target annual cash bonus opportunities provided by the Company to each such Continuing Employee immediately prior to the Effective Time, and (iii) welfare and retirement benefits that are no less favorable in the aggregate than those provided by Purchaser to similarly situated employees of Purchaser as of immediately prior to the Effective Time (other than defined benefit pension benefits or retiree health and welfare benefits).

(b) Purchaser will use commercially reasonable efforts to cause each employee benefit plan or program or service-based policy of Purchaser or its Affiliates (including the Company) in which Continuing Employees are eligible to participate to take into account, for purposes of eligibility, vesting and benefit accrual (other than benefit accruals and eligibility for early retirement subsidies under any defined benefit pension plan or eligibility for or benefits under any retiree health or welfare plan) and levels of benefits thereunder, the pre-Closing service of such employees with the Company (including any predecessors thereto) as if such service had been performed with Purchaser or its Affiliates; provided that such crediting of service does not result in any duplication of benefits.

(c) Purchaser will use commercially reasonable efforts to cause each employee benefit plan or program that is a group health plan of Purchaser or its Affiliates (including the Company) in which a Continuing Employee may be eligible to participate after the Closing (a “New Plan”), to waive, or cause the waiver of, all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements, other than limitations or waiting periods that are already in effect with respect to such employee and that have not been satisfied as of the Closing under the corresponding Benefit Plan immediately prior to the Closing.

(d) Prior to making any broad-based written or broad-based oral communications to the directors, officers or employees of the Company pertaining to post-Closing compensation or benefit matters that are affected by the Transactions or that relate to the employment or engagement of any Continuing Employee following the Closing, each Party (other than the Stockholder Representative) shall provide the other Party (other than the Stockholder Representative) with a copy of such intended communication, such other Party shall have the opportunity to review and comment on the communication, and the relevant Party shall consider any such comments in good faith. Neither the Company, on the one hand, nor Purchaser, on the other hand, shall communicate or distribute any such communications without the prior written approval of the other Party, which approval shall not be unreasonably withheld, conditioned, or delayed.

(e) The Company shall take all actions necessary to cause the Company to terminate the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”), or cause such plan to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If such request to terminate the Company 401(k) Plan is made, (i) the Company shall provide Purchaser with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) the form and substance of which shall be subject to prior review, comment and approval by Purchaser (such approval to not be unreasonably withheld, conditioned or delayed), and (ii) the Continuing Employees shall be eligible to participate, effective as of, or as soon as administratively feasible following, the Effective Time, in the corresponding tax-qualified defined contribution plan sponsored or maintained by Purchaser or one of its Subsidiaries (the “Purchaser 401(k) Plan”).

(f) Following the execution of this Agreement and prior to the Closing Date, the Company shall (i) use commercially reasonable efforts to obtain, at least two (2) Business Days prior to the Closing Date, from each “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver by such individual of any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement to the extent necessary so that such payments and benefits would not be “excess parachute payments” under Section 280G of the Code (the “Parachute Payment Waivers”) and (ii) at least one (1) Business Day prior to the Closing Date, submit to the Stockholders of the Company for approval (which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulation) any payments or benefits that the Company determines may, separately or in the aggregate, constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) (the “280G Shareholder Vote”), such that, if the Stockholders of the Company approve such payments and benefits, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to seeking to obtain the Parachute Payment Waivers, and not less than five (5) Business Days prior to the expected Closing Date, the Company shall provide, or cause to be provided, to Purchaser (and allow Purchaser to review, comment on and approve (such approval to not be unreasonably withheld, conditioned or delayed)) a draft of the 280G Shareholder Vote solicitation and related documents, including the calculations, contemplated by this Section 5.7(f), including any disclosure documents. Prior to the Closing, to the extent applicable, the Company shall provide to Purchaser evidence reasonably satisfactory to Purchaser to demonstrate (A) that the 280G Shareholder Vote was solicited in accordance with this Section 5.7(f) with respect to each of the applicable “disqualified individuals” who executes a Parachute Payment Waiver, (B) the results of the 280G Shareholder Vote, and (C) to the extent the 280G Shareholder Vote results in a failure to obtain the requisite shareholder approval under Section 280G of the Code, evidence that excess parachute payments to the applicable “disqualified individuals” will not be made. To the extent any “disqualified individual”

fails to waive any excess parachute payments, despite the Company’s reasonable best efforts to obtain such Parachute Payment Waiver, then such failure shall not, by itself, constitute a breach of this Section 5.7(f). To the extent that any contract, agreement or arrangement is or is expected to be entered into by and between Purchaser (or its Affiliates) and a “disqualified individual” in connection with the transactions contemplated by this Agreement on or prior to the Closing that provides for payments or benefits that may separately or in the aggregate constitute “parachute payments” (the “Purchaser Arrangements”), Purchaser shall provide to the Company a copy of such Purchaser Arrangements (or a description of the material terms of such Purchaser Arrangements) and cooperate with the Company in order to calculate or determine the value of any such payments or benefits granted or contemplated therein which constitute a “parachute payment” so that the Purchaser Arrangements may be included in the 280G Shareholder Vote documents submitted for approval to the Stockholders (as applicable); provided, that the Company’s failure to include the Purchaser Arrangements in such stockholder voting materials due solely to Purchaser’s failure to provide the Purchaser Arrangements in accordance with this Section 5.7(f) shall not by itself constitute the Company’s breach of the covenants set forth in this Section 5.7(f) or the Company’s breach of the representation and warranty in Section 3.9(h) in this Agreement to the extent Purchaser’s failure to comply with its obligations under this Section 5.7(f) is the cause of such breach.

(g) Prior to or concurrently with the Closing, in consultation with Purchaser, the Company shall take any actions necessary to terminate all co-employment arrangements with any professional employer organization (“PEO”) and all employer of record (“EOR”) arrangements to which the Company is a party (collectively, the “PEO/EOR Arrangements”), including the Company’s existing PEO/EOR Arrangement with People Center, Inc. (d/b/a Rippling) or its Affiliates or Subsidiaries (collectively, “Rippling”), effective as of December 31, 2026; provided that the Company shall not be required to terminate the arrangement with Rippling with respect to the Company’s employee located in Argentina (the “Retained EOR Arrangement”), which Retained EOR Arrangement shall remain in effect following the Closing until such time as Purchaser or one of its Affiliates determines, in its reasonable discretion, to transition such employee to an alternative employment arrangement, provided, further, that to the extent the Closing will not occur by December 31, 2026, the Company and Purchaser will discuss and determine in good faith the appropriate termination period and use commercially reasonable efforts to cancel any previously delivered termination notice for the PEO/EOR Arrangements. Subject to, and consistent with, the terms and conditions of the PEO/EOR Arrangements, the Company shall deliver written notice, in form and substance reasonably satisfactory to Purchaser, to all PEOs and EORs that all PEO/EOR Arrangements (other than the Retained EOR Arrangement) will, subject to the immediately preceding sentence and proviso, terminate effective as of December 31, 2026. The Company shall cooperate with Purchaser to facilitate the orderly transition of the Key Employees from the PEO/EOR Arrangements to the employment of the Surviving Company, Purchaser or one of Purchaser’s Affiliates, as applicable, effective as of the Closing, including by providing all information and documentation reasonably requested by Purchaser in connection with such transition. For the avoidance of doubt, all costs, fees, penalties or other amounts arising from or in connection with the termination of the PEO/EOR Arrangements (other than the Retained EOR Arrangement) pursuant to this Section 5.7(g), including any early termination fees or wind-down costs, shall be considered Transaction Costs borne by the Company.

(h) Nothing contained in this Agreement is intended to (i) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, any collective bargaining representative thereof, or any other Person that is not a party to this Agreement, (ii) be deemed to constitute the adoption, amendment or modification of any employee benefit plan, including the Benefit Plans, or limit the right of Purchaser or any of its Affiliates to amend or terminate any employee benefit plan, including the Benefit Plans, or (iii) limit the right of Purchaser or any of its Affiliates to terminate any employee at any time and for any reason.

5.8 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Closing, Purchaser shall cause the Company to maintain and honor the provisions with respect to indemnification, exculpation and advancement of expenses as set forth in the Organizational Documents of the Company or any indemnification agreement between any current or former director or officer (including any advisory board member) of the Company (collectively, the “D&O Indemnitees”) and the Company, in each case, as in effect on the date of this Agreement and made available to Purchaser prior to the date of this Agreement, which provisions shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any D&O Indemnitee except to the extent required by applicable Law.

(b) At or prior to the Closing Date, Purchaser shall (on behalf of the Company) obtain (with the Company’s reasonable cooperation), and Purchaser shall (on behalf of the Company) fully pay the premium for, “tail” insurance extensions of (i) the Company’s existing directors’ and officers’ liability insurance policies and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Tail Insurance”), in each case with an extended claims reporting period or discovery period of at least six (6) years from and after the Closing from one or more insurance carriers with the same or better AM Best financial strength rating as the Company’s insurance carrier(s) as of the Closing Date with respect to such insurance and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds thereunder as the Company’s existing policies as of the date of this Agreement (the “Current D&O Insurance”) with respect to actual or alleged acts or omissions of an insured that are first committed or attempted at or prior to the Closing (including in connection with the Transactions); provided that Purchaser shall not be required to pay an aggregate premium for the D&O Tail Insurance that exceeds three hundred percent (300%) of the aggregate annual premium paid for the Current D&O Insurance (the “Maximum Amount”); provided, further, that if the D&O Tail Insurance is not reasonably available for a premium not exceeding the Maximum Amount, then Purchaser shall obtain the most favorable coverage available for a cost not exceeding the Maximum Amount. Purchaser shall, and shall cause the Surviving Company to, maintain the D&O Tail Insurance in full force and effect from and after the Closing Date in accordance with its terms.

5.9 Expenses. Except as otherwise specifically provided in this Agreement, the Company, on the one hand, and Purchaser, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the Transactions, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Transactions are effected. Notwithstanding the foregoing, the following expenses shall be considered Transaction Costs: (a) the total premium, brokerage commissions, underwriting fees and applicable policy taxes and fees of any R&W Insurance Policy (which shall not include Purchaser’s and its Affiliates’ internal and external out-of-pocket costs incurred in connection with the obtainment of the R&W Insurance Policy), (b) the premium of the D&O Tail Insurance, (c) 50% of the fees of the Payments Administrator, (d) 50% of any filing fees required under the HSR Act or any similar filings required in any other jurisdiction and (e) any Transfer Taxes for which the Holders are responsible pursuant to Section 5.6(b).

5.10 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

5.11 R&W Insurance Policy. Purchaser or one of its Affiliates will obtain a representations and warranties insurance policy(ies) in respect of the representations and warranties contained in this Agreement (the “R&W Insurance Policy”); provided that (a) Purchaser shall provide the Company a reasonable opportunity to review and comment on the R&W Insurance Policy in advance of binding coverage, (b) the R&W Insurance Policy shall contain an express waiver by the insurer(s) of any claims or rights, whether directly or indirectly, against the Stockholders, the Company or any of their respective employees, members, directors, officers, agents, Affiliates, attorneys, third-party counsel, advisors, partners, or other representatives (or the functional equivalent of any such position) of any of the foregoing (collectively, with the Stockholders, the “Seller Related Parties”), by way of subrogation, indemnification, contribution, or otherwise (except in the case of losses resulting from Fraud with respect to the making of the representations and warranties contained in Article III of this Agreement (as qualified by the Company Disclosure Letter)), solely with respect to the Person who committed the Fraud, and only to the extent that such Fraud by such particular Person results in the payment of loss by the insurer(s) under the R&W Insurance Policy; provided that, solely for purposes of this clause (b), actions or intentions of any Person shall not be imputed to any other Person (with the insurer(s) bearing the burden of proving such Fraud), and (c) neither Purchaser nor any of its Affiliates shall amend, supplement, waive, modify or otherwise revise the R&W Insurance Policy in any manner inconsistent with the foregoing or otherwise adverse to the Seller Related Parties, without the prior written consent of the Company (prior to the Closing) or the Stockholder Representative (following the Closing). The R&W Insurance Policy shall provide that the Seller Related Parties are express third-party beneficiaries of, and entitled to enforce, such waiver described in subsection (b) herein. Without limiting the generality of any of the foregoing, any rights of any insurer(s) of the R&W Insurance Policy, including any rights of subrogation, shall not expand or increase any liability or obligation of any Seller Related Party under this Agreement. The Company shall reasonably cooperate with reasonable requests from Purchaser with respect to its obtainment of the R&W Insurance Policy, including with respect to any reasonable request for information by or on behalf of the insurer(s) of the R&W Insurance Policy. Promptly following the Closing, Purchaser shall provide the Stockholder Representative with a complete and accurate final copy of the bound R&W Insurance Policy.

5.12 Obligations of Merger Sub. Merger Sub shall, and Purchaser shall cause Merger Sub to, perform when due its obligations under this Agreement and consummate the Transactions pursuant to the terms and subject to the conditions set forth in this Agreement.

5.13 Stockholder Consent. Within two (2) hours of the execution of this Agreement, the Company shall, in accordance with applicable Law and the Organizational Documents of the

Company, obtain the written consent of Stockholders of the Company constituting the Required Stockholder Approval adopting and approving this Agreement and the Transactions. Prior to the Closing, the Company shall use commercially reasonable efforts to obtain executed copies, in the form attached hereto as Exhibit A, of the Requisite Support Agreements. The Company shall promptly deliver copies of such written consent and executed Requisite Support Agreements to Purchaser.

5.14 Payments Administrator Agreement. As promptly as practicable after the date hereof, each of the Parties shall duly execute, and Purchaser shall cause the Payments Administrator to duly execute and deliver to the Parties, an agreement with the Payments Administrator in form mutually acceptable to the Parties for purposes of facilitating payments to the Holders (other than Employee Optionholders) hereunder.

5.15 Company Warrants. No later than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver notice to each holder of a Company Warrant in accordance with the terms thereof.

5.16 Retention RSUs. Subject to the approval of the chief executive officer of Purchaser or the board of directors of Purchaser or the compensation committee thereof, as applicable, such approval to be obtained at the first regularly scheduled meeting of the board of directors of Purchaser or the compensation committee thereof that is held no sooner than five (5) Business Days following the Closing Date, certain Continuing Employees shall be entitled to receive Purchaser RSUs or Purchaser PBRSUs (the “Retention RSUs”) collectively having an aggregate value no less than the Incentive Pool Amount. Any award of Retention RSUs will be made subject to and in accordance with applicable Law and the terms and conditions of the Purchaser Incentive Plan. The allocation of eighty percent (80%) of the Retention RSUs among the Continuing Employees and the vesting terms thereof shall be determined by Purchaser in consultation with Noah Sturcken at least five (5) Business Days prior to the Closing and the remaining twenty percent (20%) shall be determined within six (6) months following the Closing. Nothing contained in this Section 5.16 is intended to (i) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, any collective bargaining representative thereof, or any other Person that is not a party to this Agreement, (ii) be deemed to constitute the adoption, amendment or modification of any employee benefit plan, including the Benefit Plans, or limit the right of Purchaser or any of its Affiliates to amend or terminate any employee benefit plan, including the Benefit Plans, or (iii) limit the right of Purchaser or any of its Affiliates to terminate any employee at any time and for any reason. After the Closing, this Section 5.16 shall be enforceable by the Stockholder Representative on behalf of the Holders.

5.17 Transition Bonuses. At least ten (10) Business Days prior to the anticipated Closing Date, Purchaser shall identify any employees of the Company who as of such time it does not intend to retain until at least the first anniversary of the Closing Date (any such employees, “Transition Employees”) and shall communicate the same to the Company no later than such date. Following such identification, the Company may offer such Transition Employees a cash bonus (a

“Transition Bonus” and the aggregate amount so offered, the “Transition Bonus Amount”) to be paid upon the conclusion of such Transition Employee’s service with the Surviving Company, with the terms and conditions of such Transition Employee’s transitional employment with the Surviving Company and the terms and amount of such Transition Bonus to be set forth in an agreement in form reasonably satisfactory to Purchaser and the Company (a “Transition Employment and Bonus Agreement”). The Company shall use reasonable best efforts to cause each Transition Employee to enter into a Transition Employment and Bonus Agreement with the Company and Purchaser prior to the Closing. Following the Closing, Purchaser shall pay, or cause the Surviving Company to pay, each Transition Bonus in accordance with the terms of each Transition Employment and Bonus Agreement. The Transition Bonus Amount shall be included as a Transaction Cost; provided that, to the extent (a) any Transition Employee becomes ineligible to receive any Transition Bonus pursuant to the terms of his or her Transition Employment and Bonus Agreement or (b) in the case of a Transition Employee that does not execute and deliver a Transition Employment and Bonus Agreement, such Transition Employee is no longer eligible to receive accelerated vesting in connection with his or her Unvested Double Trigger Options, in each case, then prior to the time that Final Transaction Costs are determined pursuant to Section 2.6, Final Transaction Costs shall be reduced by the amount of such Transition Bonus and the employer portion of payroll and employment Taxes payable by the Company associated therewith. For the avoidance of doubt, only the Transition Employees designated by Purchaser and who execute and deliver a Transition Employment and Bonus Agreement, shall be eligible to receive a Transition Bonus.

5.18 Holder-Funded Payments. Prior to the Closing, the Company and the Stockholder Representative shall establish an escrow arrangement (the “Escrow”) with the Escrow Agent and a payments administration arrangement with the Holder-Engaged Paying Agent, in each case, for purposes of facilitating certain payments to certain Persons identified by the Company (each, a “Holder-Funded Payment Recipient” and such amounts, collectively, the “Holder-Funded Payments”) on such terms as the Company, the Stockholder Representative and the applicable Holder-Funded Payment Recipients may agree. If any portion of the Escrow Amount remains in the Escrow Account after all Holder-Funded Payments have been paid or forfeited by the time that any Earn-Out Amounts are otherwise due to be paid to the Holders pursuant to Section 2.7 (the “Holder-Funded Payment Excess Amount”), then the Stockholder Representative shall direct the Escrow Agent to pay, by wire transfer of immediately available funds to an account designated in writing by the Payments Administrator, the Holder-Funded Payment Excess Amount for further distribution to the applicable Holders, each in accordance with Sections 2.1(b)(i)(F), 2.1(b)(ii)(F), 2.2(a)(vi), and 2.3(b)(ii)(F), respectively; provided that any such payments to Employee Optionholders in respect of their Company Options shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates (including, following the Closing, the Surviving Company) shall have any liability or obligation with respect to the Escrow, the Escrow Amount or the Holder-Funded Payments (except as contemplated by the immediately preceding proviso).

ARTICLE VI

Closing Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each Party to effect the Merger are subject to the satisfaction or, to the extent lawful, waiver by Purchaser and the Company at or prior to the Closing of each of the following conditions:

(a) Antitrust Approval. All waiting periods applicable to the Transactions under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission or the U.S. Department of Justice, as applicable) shall have expired or been terminated.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent), in each case, that is in effect and enjoins or otherwise prohibits consummation of the Transactions, nor shall any Action brought by any Governmental Entity be pending or threatened in writing (and remain in effect) that has or would reasonably be expected to have the same effect.

(c) Stockholder Approval. The Required Stockholder Approval shall have been obtained.

6.2 Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent lawful, waiver by Purchaser at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date and as though made on and as of the Closing Date, (ii) the Company Fundamental Representations (other than the representations and warranties of the Company set forth in Section 3.12 (Taxes)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case as of such date), and (iii) all other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import as set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case as of such date), except where the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by the Company under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. An officer of the Company shall have executed and delivered to Purchaser and Merger Sub on behalf of the Company a certificate certifying that the Company has satisfied the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d) Company Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect of the Company that is continuing.

(e) Closing Deliverables. The Company will have delivered to Purchaser each of the deliverables set forth in Section 2.4(a).

(f) Employee Retention. Not less than 90% of the employees set forth on Schedule 3.13(a) of the Company Disclosure Letter (excluding the Transition Employees) shall (i) have remained employed by the Company as of the Closing and (ii) not have given notice (whether or not effective as of the Closing) of their intent to terminate or resign from such employment; provided that any individual whose employment is terminated at Purchaser’s request shall be excluded from the calculation.

6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or, to the extent lawful, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser and Merger Sub set forth in Sections 4.1 (Organization and Good Standing), 4.2 (Authority) and 4.6 (Brokers and Finders) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such date), and (ii) all other representations and warranties of Purchaser and Merger Sub set forth in Article IV shall be true and correct (without giving effect to qualifications or limitations as to “materiality” or words of similar import as set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing

Date (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case as of such date), except where the failure to be true and correct has not had or would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser and Merger Sub. Each of Purchaser and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. An officer of each of Purchaser and Merger Sub shall have executed and delivered to the Company on behalf of Purchaser and Merger Sub a certificate certifying that each of Purchaser and Merger Sub has satisfied the conditions set forth in Section 6.3(a) and Section 6.3(b).

6.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if a material cause of such failure was the failure of such Party or its Subsidiaries to perform any of its obligations under this Agreement.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by mutual written consent of Purchaser and the Company.

7.2 Termination by Either Purchaser or the Company. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by either Purchaser or the Company if (a) the Transactions shall not have been consummated by February 1, 2027 (the “Termination Date”), or (b) any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law that is in effect and permanently enjoins or otherwise prohibits the consummation of the Transactions (and, in the case of such an Order, such Order shall have become final and non-appealable); provided that the right to terminate this Agreement pursuant to clause (a) or (b) above shall not be available to any Party that has breached its obligations under this Agreement in any manner that has been a material cause of or resulted in the failure of the Closing to be consummated on or prior to such date or the issuance of such Order or Law.

7.3 Termination by the Company. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by the Company if there has been a breach of any representation, warranty, covenant or agreement made by Purchaser or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (a) thirty (30) days after written notice from the Company setting forth in reasonable detail the basis for the breach and requesting such breach to be cured is given by the Company to Purchaser, and (b) the Termination Date; provided that the Company is not then in material breach of any of its representations, warranties, covenants or obligations under this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.2.

7.4 Termination by Purchaser. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by Purchaser if (a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice setting forth the basis for the breach and requesting such breach to be cured is given by Purchaser to the Company, and (ii) the Termination Date; provided that neither Purchaser nor Merger Sub are then in material breach of any of their representations, warranties, covenants or obligations under this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.3, or (b) at or after the end of the second (2nd) hour following the execution and delivery of this Agreement, a copy of the Required Stockholder Approval has not been previously delivered to Purchaser; provided that the right to terminate this Agreement under this Section 7.4(b) shall not be available to Purchaser in the event that the Company has delivered an executed copy of the Required Stockholder Approval prior to the time Purchaser elects to terminate this Agreement under this Section 7.4(b).

7.5 Effect of Termination and Abandonment. In the event of valid termination of this Agreement and the abandonment of the Transactions pursuant to this Article VII, this Agreement shall become void and of no effect with no liability on the part of any Party (or of any of its directors, managers, officers, employees, agents, legal and financial advisors or other representatives); provided that (a) no such termination shall relieve any Party of any liability or damages resulting from any Willful Breach of this Agreement or Fraud and (b) the provisions set forth in this Section 7.5 (Effect of Termination and Abandonment), Section 5.9 (Expenses), Section 8.5 (Stockholder Representative), Article IX (Miscellaneous and General) and the Confidentiality Agreement shall survive the termination of this Agreement.

ARTICLE VIII

Indemnification

8.1 Indemnification.

(a) Subject to the limitations set forth in this Article VIII, from and after the Closing, the Indemnifying Parties shall severally (in accordance with their respective Indemnity Pro Rata Shares) but not jointly, indemnify, defend and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages, directly or indirectly, whether or not due to a third-party claim, arising out of or resulting from any of the following (each matter set forth in clauses (i)-(vii), a “Company Indemnifiable Matter”):

(i) any failure of any representation and warranty made by the Company herein to be true and correct as of the date hereof or as of the Closing Date, in each case, as though such representation and warranty were made as of such date, except for any representation and warranty that speaks only as of a specific date or dates, in which case any failure of such representation and warranty to be true and correct as of such date or dates (each, a “Representation Matter”);

(ii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement required to be performed by the Company at or prior to the Closing;

(iii) any inaccuracies in the Spreadsheet;

(iv) any Indemnified Taxes, except to the extent expressly taken into account in the calculation of the Company Closing Equity Value;

(v) any claims by (A) any then-current or former holder or alleged then-current or former holder of any equity interests of the Company (including any predecessors), arising out of or resulting from (1) the Transactions, this Agreement or the Transaction Documents and the allocation of the Company Closing Equity Value or (2) such Person’s status or alleged status as a holder of equity interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise or (B) any Person with respect to any Company Stock Plan or any other plan, policy or Contract providing for compensation to any Person in the form of equity interests of the Company;

(vi) any claims by any Person to the effect that such Person is entitled to any equity interest of the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet, including payments made with respect to Dissenting Shares to the extent that such payments or issuances, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 2.1(b) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights; and

(vii) any Company Fraud.

(b) Each Indemnifying Party shall also indemnify and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages, directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with (i) any failure of such Indemnifying Party to have good and valid title to the Company SAFEs, Vested Company Options or shares of Company Capital Stock, as applicable, as set forth in the Spreadsheet and (ii) any Personal Fraud by such Indemnifying Party (the matters set forth in clauses (i)-(ii), collectively, “Personal Indemnifiable Matters” and together with the Company Indemnifiable Matters, the “Indemnifiable Matters”).

(c) Notwithstanding anything in this Agreement to the contrary: (i) nothing in this Agreement will limit the remedies of an Indemnified Person against any Indemnifying Party, or the liabilities of such Indemnifying Party to any Indemnified Person, arising out of, resulting from or in connection with Personal Fraud; (ii) no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Purchaser, the Surviving Company or any other Indemnified Person (based upon such Indemnifying Party’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the Indemnifiable Matters; and (iii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (A) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to a Representation Matter, subject to the limitations on the effect of such disclosure set forth therein), any Indemnified Person at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (B) any waiver of any condition to the Closing related thereto.

(d) Material Adverse Effect and materiality standards or qualifications, or qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur, in any representation, warranty or covenant shall not be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, or in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct. For purposes of calculating the amount of any Indemnifiable Damages with respect to any breach of any representation or warranty set forth in Section 3.12 (Taxes), disclosures made in the Company Disclosure Letter or elsewhere shall be disregarded.

8.2 Limitations to the Indemnification Obligations of the Indemnifying Parties.

(a) Representation Matters General Cap. If the Merger is consummated, the sole source of recovery for indemnification pursuant to this Article VIII for Indemnifiable Damages arising out of or resulting from all Representation Matters will be the Indemnity Holdback Fund (the “General Cap”); provided that the General Cap shall not apply to any claims based on Company Fraud.

(b) Other Caps. If the Merger is consummated, the aggregate liability of each Indemnifying Party for indemnification pursuant to this Article VIII will be capped at the total amount of consideration such Indemnifying Party actually receives (on a gross basis and not net of Taxes) pursuant to this Agreement; provided that there shall be no limit on the liability of an Indemnifying Party arising out of, resulting from or in connection with Personal Fraud.

(c) Survival; Claims Period.

(i) The Indemnifying Parties’ obligation to indemnify the Indemnified Persons in respect of (A) Representation Matters will survive until the twelve (12)-month anniversary of the Closing Date (or, solely for purposes of claims under the R&W Insurance Policy, such longer period as specified in the R&W Insurance Policy), (B)

Fundamental Indemnification Matters (other than Company Fraud) will survive until the later of the expiration of the statute of limitations applicable to the underlying matter and the date that is the fifth (5th) anniversary of the Closing Date and (C) Fundamental Indemnification Matters arising out of, resulting from or in connection with Company Fraud will survive indefinitely. The obligation of each Indemnifying Party to indemnify the Indemnified Persons in respect of Personal Indemnifiable Matters will survive indefinitely (in each case, as applicable to such matter, a “Survival Period”); provided that the period during which indemnification claims may be made under this Article VIII in respect of any Indemnifiable Matter shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the date that is thirty (30) days following the applicable Survival Period (as applicable to such matter, the “Claims Period”).

(ii) For clarity, if an Indemnified Person delivers a Claim Certificate to the Stockholder Representative prior to the end of the applicable Claims Period, then the indemnification obligations of the Indemnifying Parties will continue until the claims set forth in such Claim Certificate (as may be amended pursuant to Section 8.4(b)) are finally resolved in accordance with Section 8.4 and will not be affected by the expiration of any representation, warranty or covenant.

(d) Satisfaction of Indemnification Claims. With respect to Representation Matters (except in the event of Company Fraud), the Indemnified Persons may seek recovery of Indemnifiable Damages from the portion of the Indemnity Holdback Amount maintained by Purchaser at such time (the “Indemnity Holdback Fund”) prior to seeking recovery from the R&W Insurance Policy, but shall also seek recovery under the R&W Insurance Policy to the extent such Indemnifiable Damages are covered as a “Loss” as set forth in the R&W Insurance Policy. With respect to all other Indemnifiable Matters, the Indemnified Persons may seek recovery of Indemnifiable Damages, at Purchaser’s election, from the Indemnity Holdback Fund, directly from the Indemnifying Parties (on an Indemnity Pro Rata Share basis) or by setoff against the Earn-Out Amount (if payable) in lieu of such payment pursuant to Section 2.7; provided that the Indemnified Persons may elect to recover Indemnifiable Damages in respect of the Personal Indemnifiable Matters directly from such Indemnifying Party. Subject to the caps set forth in Section 8.2(b), if the Indemnified Persons seek recovery of any Indemnifiable Damages directly against the Indemnifying Parties pursuant to this Section 8.2(d), then each Indemnifying Party shall, as promptly as practicable (and in any event within ten (10) Business Days) following the date such amount becomes payable pursuant to this Article VIII, satisfy its Indemnity Pro Rata Share of the Indemnifiable Damages by paying to the Indemnified Persons an amount in cash sufficient to satisfy such Indemnifiable Damages.

(e) Insurance; Other Recoveries. Indemnifiable Damages shall be calculated net of the amount of actual recoveries received by any Indemnified Person under any existing insurance policies and any contractual indemnification or contribution provisions (net of any actual collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums (as determined in good faith) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that nothing set forth in this Section 8.2(e) shall be deemed to require or obligate any Indemnified Person to seek or continue to pursue recovery under any insurance policy or any contractual indemnification or contribution provisions with respect to any amount of Indemnifiable

Damages except for the obligation of Indemnified Persons to seek recovery under the R&W Insurance Policy as explicitly provided in this Article VIII.

(f) No Duplicate Recovery. Notwithstanding anything to the contrary contained in this Agreement, no Indemnified Person shall have any right to seek or obtain indemnification under this Agreement for any Indemnifiable Damages to the extent the liability related to such Indemnifiable Damages has been included as a deduction in the calculation of the Company Closing Equity Value at the Closing or in accordance with Section 2.6.

8.3 Indemnity Holdback Fund. Within ten (10) Business Days following the Indemnity Holdback Release Date, Purchaser will release (a) the Indemnity Holdback Fund less (b) that portion of the Indemnity Holdback Fund that is subject to unresolved Claim Certificates delivered to the Stockholder Representative on or before the Indemnity Holdback Release Date in accordance with this Article VIII, to each of the applicable Indemnifying Parties in accordance with Sections 2.1(b)(i)(C), 2.1(b)(ii)(C), 2.2(a)(iii), and 2.3(b)(ii)(C), respectively, in each case pursuant to the terms and subject to the conditions of this Article VIII. Any portion of the Indemnity Holdback Fund held by Purchaser after the Indemnity Holdback Release Date with respect to such unresolved Claim Certificates will be distributed by Purchaser to the applicable Indemnifying Parties in accordance with Sections 2.1(b)(i)(C), 2.1(b)(ii)(C), 2.2(a)(iii), and 2.3(b)(ii)(C), respectively (as provided above), within ten (10) Business Days following the resolution of such applicable Claim Certificates pursuant to and in accordance with this Article VIII. Any portion of the Indemnity Holdback Fund that is released pursuant to this Section 8.3 shall be paid to the Payments Administrator for further payment to the applicable Holders at such times as provided herein; provided that any such payments to Employee Optionholders in respect of their Company Options shall be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment.

8.4 Claims Procedure.

(a) On or before the last day of the applicable Claims Period, Purchaser may deliver to the Stockholder Representative a certificate signed by any officer of Purchaser (a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, suffered, paid, reserved or accrued, or in good faith reasonably anticipates that it may incur, suffer, pay, reserve or accrue, Indemnifiable Damages;

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, suffered, paid, reserved or accrued, may be the maximum amount reasonably believed by Purchaser in good faith to be incurred, suffered, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by or available to Purchaser) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) The Claim Certificate (i) need only specify such information to the knowledge of such officer of Purchaser as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Purchaser by delivering an updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claim Certificate; provided that all claims for Indemnifiable Damages properly set forth in the original Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, except to the extent that an Indemnifying Party is materially prejudiced by reason of such delay.

(c) If the Stockholder Representative accepts, by written notice to Purchaser, or does not contest any claim or claims by Purchaser made in any Claim Certificate on or prior to the date that is thirty (30) days after receipt of such Claim Certificate, then the Indemnifying Parties shall be liable to the Indemnified Persons for and shall promptly satisfy the entire amount of Indemnifiable Damages set forth on such Claim Certificate; provided that to the extent such Indemnifiable Damages can be satisfied in whole or in part from the Indemnity Holdback Fund pursuant to Section 8.2(d), Purchaser shall be entitled to deliver to itself cash from the Indemnity Holdback Fund in an amount equal to the amount of the Indemnifiable Damages (or if lesser, the remaining funds in the Indemnity Holdback Fund) and shall decrease the remaining value of the Indemnity Holdback Fund by such amount.

(d) If the Stockholder Representative objects in writing to any claim or claims by Purchaser made in any Claim Certificate within the thirty (30)-day period referenced in Section 8.4(c), Purchaser and the Stockholder Representative shall attempt in good faith for sixty (60) days after Purchaser’s receipt of such written objection to resolve such objection. If Purchaser and the Stockholder Representative shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Purchaser and the Stockholder Representative. Purchaser shall be entitled to conclusively rely on any such memorandum and the Indemnifying Parties shall be liable to the Indemnified Persons for and shall promptly satisfy the entire agreed amount of the Indemnifiable Damages, if any, as set forth in such memorandum; provided that to the extent such Indemnifiable Damages can be satisfied in whole or in part from the Indemnity Holdback Fund pursuant to Section 8.2(d), Purchaser shall be entitled to deliver to itself cash from the Indemnity Holdback Fund in an amount equal to the amount of the Indemnifiable Damages (or if lesser, the remaining funds in the Indemnity Holdback Fund) and shall decrease the remaining value of the Indemnity Holdback Fund by such amount.

(e) If no such agreement can be reached during the sixty (60)-day period for good faith negotiation referenced in Section 8.4(d), but in any event upon the expiration of such sixty (60)-day period, either Purchaser or the Stockholder Representative may bring suit in accordance with Section 9.4 to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Claim Certificate (the “Final Order”) shall be non-appealable, binding and conclusive upon the Parties. To the extent the Final Order awards or provides that

Purchaser is entitled to any Indemnifiable Damages, the applicable Indemnifying Parties shall be liable to the applicable Indemnified Persons for and shall promptly satisfy the entire amount of Indemnifiable Damages specified in such Final Order; provided that to the extent such Indemnifiable Damages can be satisfied in whole or in part from the Indemnity Holdback Fund pursuant to Section 8.2(d), Purchaser shall be entitled to deliver to itself cash from the Indemnity Holdback Fund in an amount equal to the amount of the Indemnifiable Damages (or if lesser, the remaining funds in the Indemnity Holdback Fund) and shall decrease the remaining value of the Indemnity Holdback Fund by such amount.

8.5 Stockholder Representative.

(a) At the Closing, by virtue of the adoption and approval of the Merger and this Agreement and the transactions contemplated hereby, and by receiving the benefits thereof, including any consideration payable hereunder, each Holder, without any further action of any of the Holders or the Company, shall be deemed to have constituted and appointed Shareholder Representative Services LLC as the Stockholder Representative, as of the Closing for all purposes in connection with this Agreement and any related agreement, and as true and lawful representative, agent, attorney-in-fact and exclusive Stockholder Representative for and on behalf of the Holders under this Agreement.

(b) Without limiting the generality of the foregoing, the Stockholder Representative, after the Closing, shall have the full power and authority to (i) give and receive notices and communications to or from Purchaser (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and other matters contemplated by this Agreement (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Holder individually), (ii) object to or resolve claims for Indemnifiable Damages pursuant to Section 8.4, (iii) consent or agree to, negotiate, enter into, or, if applicable, prosecute or defend, settlements and compromises of, and comply with orders of courts with respect to, such claims, (iv) provide any consents hereunder, including with respect to any proposed settlement of any claims or agree to any amendment to this Agreement and (v) take or refrain from taking the foregoing and all other actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or otherwise relating to the subject matter of this Agreement, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein and in the Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. The powers, immunities and rights to indemnification granted to the Stockholder Representative Group hereunder: (A) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto; and (B) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the Indemnity Holdback Fund. Purchaser, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Company) will be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholder Representative and treat such Stockholder Representative as the duly appointed attorney-in-fact of each Holder and as having the duties, power and authority provided for in this Section 8.5. All actions taken by the Stockholder Representative under this

Agreement or the Engagement Agreement shall be binding upon each Holder and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Engagement Agreement are waived. The Holders will be bound by all actions taken and documents executed by the Stockholder Representative in connection with this Article VIII, and Purchaser and other Indemnified Persons will be entitled to rely exclusively on any action or decision of the Stockholder Representative. The Stockholder Representative may resign at any time. The Person serving as the Stockholder Representative may be removed or replaced from time to time by the holders of a majority in interest of the cash then in the Indemnity Holdback Fund (or, in the event that there is no cash in the Indemnity Holdback Fund, then by the Holders collectively holding an Indemnity Pro Rata Share greater than fifty percent (50%)) upon not less than ten (10) days’ prior written notice to Purchaser. The immunities and rights to indemnification granted to the Stockholder Representative Group hereunder shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Group and the Closing or any termination of this Agreement.

(c) Certain Holders have entered into an engagement agreement (the “Engagement Agreement”) with the Stockholder Representative to provide direction to the Stockholder Representative in connection with its services under this Agreement and the Engagement Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”) shall be liable to any Holder for any act done or omitted in connection with the acceptance or administration of the Stockholder Representative’s responsibilities hereunder, under the Engagement Agreement or any related agreements, including any hereunder as the Stockholder Representative while acting in good faith, unless and only to the extent such act or omission constitutes gross negligence or willful misconduct. The Stockholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Holders shall indemnify and defend the Stockholder Representative Group and hold the Stockholder Representative Group harmless against any loss, liability, damage, claim, fee, cost, judgment, fine, amount paid in settlement or expense (collectively, the “Stockholder Representative Expenses”) arising out of or in connection with the acceptance or administration of its duties hereunder, under the Engagement Agreement or any related agreements, including any out-of-pocket costs and expenses and legal fees and other legal costs incurred by such member of the Stockholder Representative Group; provided, that if any such Stockholder Representative Expense is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Stockholder Representative or Advisory Group (as applicable), the Stockholder Representative or the Advisory Group (as applicable) will reimburse the Holders the amount of such indemnified Stockholder Representative Expense to the extent attributable to such gross negligence or willful misconduct. Stockholder Representative Expenses may be recovered by the Stockholder Representative from (i) the funds in the Stockholder Representative Expense Amount and (ii) any distribution of the Indemnity Holdback Fund or any other amount otherwise distributable to the Holders; provided, that this does not relieve the Holders from their obligation to promptly pay such Stockholder Representative Expenses as they are incurred. The Stockholder Representative may, upon receiving notice of a matter reasonably likely to give rise to a Stockholder Representative Expense (as determined in good faith by the Stockholder Representative), withhold from any Stockholder Representative Account distribution an amount as may be reasonably expected to cover such Stockholder Representative Expense until such matter is resolved. The Holders acknowledge that the Stockholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions. The Stockholder Representative shall be entitled to: (i) rely upon the Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations elsewhere in this Agreement on the Holders’ liability, indemnification obligations, or recourse against non-parties do not apply to the indemnities provided to the Stockholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(d) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative that is within the scope of the Stockholder Representative’s authority under Section 8.5 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Holders and shall be final, binding and conclusive upon each such Holder, and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Holder. Purchaser, Merger Sub, the Surviving Company and the other Indemnified Persons are hereby relieved from any liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholder Representative.

(e) Upon the Closing, Purchaser shall wire to the Stockholder Representative a cash amount equal to the Stockholder Representative Expense Amount. The Stockholder Representative Expense Amount shall be held by the Stockholder Representative in the Stockholder Representative Account and shall be used for the purposes of paying directly or reimbursing the Stockholder Representative for any loss, liability, claim, damage or other Stockholder Representative Expenses incurred pursuant to this Agreement or the Engagement Agreement or any related agreements. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholder Representative Account other than as a result of its bad faith, gross negligence or willful misconduct. The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholder Representative Account and has no tax reporting or income distribution obligations. The Holders will not receive any interest on the Stockholder Representative Account and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Subject to prior written Advisory Group approval, the Stockholder Representative may contribute funds to the Stockholder Representative Account from any consideration otherwise distributable to the Indemnifying Parties. As soon as reasonably determined by the Stockholder Representative that the Stockholder Representative Account is no longer required to be withheld, the Stockholder Representative shall deliver the remaining Stockholder Representative Account (if any) to the Payments Administrator, for further distribution to the Indemnifying Parties in accordance with Sections 2.1(b)(i)(E), 2.1(b)(ii)(E), 2.2(a)(v), and 2.3(b)(ii)(E), respectively, and the Spreadsheet; provided that any such payments to Employee Optionholders in respect of their Company Options shall, subject to the next sentence, be made to the Company’s payroll account for the benefit of, and further payment to, the Employee Optionholders on the next regularly scheduled payroll date of the Company that is at least five (5) Business Days following the date of such payment. For applicable Tax purposes, the Stockholder Representative Expense Amount shall be treated as having been received and voluntarily set aside by the Holders on the Closing Date, and no Tax withholding or information reporting shall be required in connection with any subsequent distribution of any portion of the Stockholder Representative Expense Amount to the Holders.

8.6 Third-Party Claims.

(a) In the event that Purchaser becomes aware of a third-party claim that Purchaser reasonably believes may result in a claim for indemnification of Indemnifiable Damages pursuant to and in accordance with this Article VIII by or on behalf of an Indemnified Person, Purchaser shall have the right in its sole discretion to conduct the defense of, and to settle or resolve, any such third-party claim, including paying or agreeing to pay, in settlement or resolution of such claim, any amount to the third party making such claim (such amounts, collectively, a “Settlement Payment”). The reasonable documented and out-of-pocket costs and expenses incurred by Purchaser in connection with any investigation, defense, settlement or resolution of such claim and the enforcement and protection of its rights under this Agreement in respect thereof (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) (the “Defense Costs,” which, for the avoidance of doubt, do not include a Settlement Payment itself) shall constitute Indemnifiable Damages for which the Indemnified Persons shall be indemnified, whether or not it is ultimately determined that such third-party claim is itself indemnifiable under Section 8.1.

(b) The Stockholder Representative shall have the right to participate in (but not control) such defense and the Indemnifying Parties shall be solely liable for the reasonable fees and expenses of any separate counsel of the Stockholder Representative; provided that, in any event the Stockholder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to such third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and subject to execution by the Stockholder Representative of Purchaser’s customary non-disclosure agreement to the extent that such materials contain confidential or proprietary information, and Purchaser shall keep the Stockholder Representative reasonably advised as to the status of such Action and the defense thereof and will cooperate with and consider in good faith the input and recommendations of the Stockholder Representative and its counsel. In the event that Purchaser determines to settle or resolve any such third-party claim and make a Settlement Payment in connection therewith, Purchaser shall seek the consent of the Stockholder Representative to such Settlement Payment. If the Stockholder Representative has consented to such Settlement Payment, then the existence and amount of Indemnifiable Damages with respect to such Settlement Payment shall be determinative and binding upon the Indemnifying Parties and neither the Stockholder Representative nor any Indemnifying Party shall have any power or authority to object to recovery by or on behalf of any Indemnified Person (against the Indemnity Holdback Fund or otherwise) for any Indemnifiable Damages claimed with respect to such Settlement Payment. If the Stockholder Representative has not consented to such Settlement Payment, then the existence and amount of Indemnifiable Damages with respect to such Settlement Payment shall be determined pursuant to this Article VIII.

8.7 Treatment of Indemnification Payments. The Parties agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article VIII as an adjustment to the Company Closing Equity Value for all Tax purposes to the maximum extent permitted by applicable Law.

8.8 Exclusive Remedy. Except for equitable remedies and claims arising out of, resulting from or in connection with Personal Fraud, from and after the Effective Time, the indemnification provided in this Article VIII and pursuant to Section 2.6(e) shall constitute the sole and exclusive remedy for monetary damages of the Indemnified Persons with respect to any breach of this Agreement or the Transactions. For clarity, the survival periods and liability limits set forth in this Article VIII shall control notwithstanding any statutory or common law provisions or principles to the contrary. Nothing in this Agreement, including the limitations set forth in Section 8.2, shall limit any Indemnified Person’s rights or obligations under any other Transaction Document entered into in connection with this Agreement.

ARTICLE IX

Miscellaneous and General

9.1 Amendment; Waivers, Etc.

(a) This Agreement may be amended, modified or supplemented by the Parties at any time solely by an instrument in writing signed on behalf of each of the Parties. To the extent permitted under the DGCL, the approval of the Transactions by the Stockholders shall not restrict the ability of the Company Board to cause the Company to terminate this Agreement in accordance with Article VII, to cause the Company to enter into an amendment to this Agreement pursuant to this Section 9.1(a), or to waive compliance with any of the terms or conditions of this Agreement pursuant to Section 9.1(b).

(b) At any time prior to the Closing, as applicable, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained in this Agreement by any other Party or in any document, certificate or writing delivered pursuant hereto by any other applicable Party or (iii) waive compliance with any of the covenants, agreements or conditions contained in this Agreement; provided that, in each case, any agreement on the part of a Party to any such extension or waiver shall be valid only if expressly set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.2 Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

9.3 GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

9.4 Consent to Jurisdiction; Waiver of Jury Trial. Except as set forth in Section 2.6, each of the Parties agrees that: (a) it shall bring any Action in connection with, arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Action is vested exclusively in the United States federal courts, such Action shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (b) solely in connection with such Actions, (i) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (ii) it waives any objection to the laying of venue in any Action in the Chosen Courts, (iii) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (iv) mailing of process or other papers in connection with any such Action in the manner provided in Section 9.5 shall be valid and sufficient service thereof and (v) it shall not assert as a defense any matter or claim waived by the foregoing clauses (i) through (iv) of this Section 9.4 or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (1) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) IT MAKES THIS WAIVER VOLUNTARILY AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4.

9.5 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by e-mail, as provided in this Section 9.5 (provided that no failure message is generated):

if to Purchaser or Merger Sub:

Semiconductor Components Industries, LLC

5701 N. Pima Rd.,

Scottsdale, AZ 85250

Attention: Legal Department

E-mail: legal@onsemi.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

1800 Larimer Street

Denver, CO 80202

Attention: Erik G. Knudsen

E-mail: eknudsen@mofo.com

and

Morrison & Foerster LLP

250 W. 55th Street

New York, NY 10019

Attention: Scott A. Behar

E-mail: sbehar@mofo.com

if to the Company:

Ferric, Inc.

350 7th Ave, 9th Floor

New York, New York 10001

Attention: Noah Sturcken

E-mail: noah@ferric.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Attention: Adam Bloom, Allison Pang

E-mail: abloom@cooley.com, apang@cooley.com

if to the Stockholder Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

E-mail: deals@srsacquiom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

9.6 Entire Agreement. This Agreement (including any exhibits or annexes hereto), the Company Disclosure Letter, the Confidentiality Agreement (solely between the Parties thereto), and the Clean Team Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof; provided that each Party acknowledges and agrees that the Confidentiality Agreement and Clean Team Agreement shall automatically terminate and be of no further force or effect at and as of the Closing and this Agreement supersedes any provision to the contrary in the Confidentiality Agreement.

9.7 No Third Party Beneficiaries. Except as set forth in Section 5.8 with respect to the D&O Indemnitees, the Parties agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth herein.

9.8 Definitions. Capitalized terms used herein have the meanings set forth in Annex A hereto.

9.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is determined to be invalid or unenforceable by a court of competent jurisdiction, (a) a suitable and equitable provision shall be substituted therefor by such court in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.10 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Annex, Exhibit, Section or Schedule, such reference shall be to an Annex, Exhibit, Section or

Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereunder” and words of similar import referring to this Agreement shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” has the inclusive meaning represented by the phrase “and/or.” The term “ordinary course of business” shall be understood to include any action reasonably taken or not taken in response to exigent circumstances. When calculating the period of time before which, within which or following which, any act is to be done or step taken under this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. The words “shall” and “will” shall be construed as creating a mandatory obligation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provision of this Agreement.

9.11 Assignment. The Parties shall not assign (by operation of law or otherwise) this Agreement or any part hereof without the prior written consent of the non-assigning Parties; provided that Purchaser may (a) assign any of its rights and interests hereunder to any Affiliate of or successor to Purchaser or the Company and (b) assign its rights under this Agreement to any lender (or agent on behalf of lenders) as collateral security for the obligations of Purchaser to such lender. Any assignment in violation of this Section 9.11 shall be null and void ab initio. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

9.12 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages may not be an adequate remedy. Accordingly, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) To the extent any Party brings a proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms and conditions of this Agreement, the Termination Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such proceeding, or (ii) such other time period established by the court presiding over such proceeding.

9.13 Company Non-Reliance; No Other Representations.

(a) The Company, for itself and on behalf of each Holder, acknowledges and agrees that (i) the only representations and warranties made by Purchaser, Merger Sub or any other Person on their behalf are the representations and warranties expressly set forth in Article IV, and (ii) except as set forth in Article IV, neither Purchaser, Merger Sub nor any other Person makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Company, this Agreement or the Transactions. Without limiting the generality of the foregoing, the Company, for itself and on behalf of each Holder, acknowledges and agrees that neither the Company nor any Holder has relied, or is relying, on any other representation, warranty, statement, information, projection, forecast or estimate of any kind or nature whatsoever, oral or written, express or implied, made or provided by Purchaser, Merger Sub or any of their respective Affiliates or representatives, including with respect to the Earn-Out Amount and the likelihood, timing or amount of achievement thereof, and none of Purchaser, Merger Sub, any of their respective Affiliates or any other Person shall be subject to any liability to the Company, the Stockholder Representative or any Holder resulting therefrom. Notwithstanding the foregoing, nothing in this Section 9.13 shall limit any remedies of the Company or the Holders for Fraud in the making of the representations and warranties expressly set forth in Article IV of this Agreement.

(b) Except for the representations and warranties contained in Article III (taking into account the Company Disclosure Letter), neither the Company nor any other Person has made or makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, on behalf of the Company, including any relating to the financial condition, results of operations, assets, liabilities or prospects of the Company or to the accuracy or completeness of any information regarding the Company furnished or made available to Purchaser and its representatives (including any information, documents or material made available to Purchaser by or on behalf of the Company including in any electronic documentation site established on behalf of the Company, management presentations or in any other form in expectation of the Transactions) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law.

9.14 Purchaser and Merger Sub Non-Reliance; No Other Representations.

(a) Each of Purchaser and Merger Sub acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company; and (ii) has been furnished with or given adequate access to such information about the Company as it has requested. Each of Purchaser and Merger Sub further acknowledges and agrees that (A) the only representations and warranties made by the Company or any other Person on its behalf are the representations and warranties made in Article III; and (B) except as set forth in Article III, neither the Company nor any other Person makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Company, this Agreement or the Transactions. Without limiting the generality of the foregoing, each of Purchaser and Merger Sub acknowledges and agrees that it has not relied on any other information provided or made available to Purchaser, Merger Sub or any of their respective Subsidiaries or Affiliates in connection with the Transactions, and that none of the Company, any of its Affiliates or any other Person shall be subject to any liability to Purchaser, Merger Sub or any other Person resulting from (1) any misrepresentation or omission by the Company or any other Person with respect to such information, or (2) Purchaser’s or Merger Sub’s use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Purchaser, Merger Sub, their respective Affiliates or their respective representatives in any “data rooms,” teaser, confidential information memorandum, management presentations or otherwise in connection with the Transactions and the other transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Article III. Notwithstanding the foregoing, nothing in this Section 9.14 shall limit any remedies of Purchaser or Merger Sub for Fraud in the making of the representations and warranties expressly set forth in Article III.

(b) Except for the representations and warranties contained in Article IV (taking into account the Purchaser Disclosure Letter), none of Purchaser or any of its Subsidiaries, Merger Sub or any other Person has made or makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, on behalf of Purchaser and Merger Sub, including any representation or warranty arising from statute or otherwise in Law.

9.15 Conflict of Interest. If the Stockholder Representative so desires, acting on behalf of the Indemnifying Parties and without the need for any consent or waiver by the Surviving Company or Purchaser, Cooley LLP (“Cooley”) shall be permitted to represent the Indemnifying Parties after the Closing in connection with any matter, including anything related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Indemnifying Parties, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversarial proceeding) with Purchaser, the Surviving Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement. Upon and after the Closing, the Surviving Company shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Surviving Company to represent the Surviving Company after the Closing and either such engagement involves no conflict of interest with respect to the Indemnifying Parties or the Stockholder Representative consents in writing at the time to such engagement. Any such representation of the Surviving Company by Cooley after the Closing shall not affect the foregoing provisions hereof. Cooley shall be an intended third-party beneficiary for the purpose of this Section 9.15.

9.16 Attorney-Client Privilege . All communications (i) exclusively pertaining to this Agreement, the Merger and the transactions contemplated hereby and (ii) subject to attorney-client privilege between a Holder, its Affiliates or any officer, director or employee of the Company and Cooley, shall be deemed to be attorney-client confidences and communications that belong solely to the Stockholder Representative and not that of the Surviving Company, following the Closing, and may be asserted or waived only by the Stockholder Representative. Absent the consent of the Stockholder Representative, neither Purchaser nor the Surviving Company shall have a right to access attorney-client privileged material of the Company related to the Merger and the transactions contemplated hereby following the Closing and neither Purchaser nor the Surviving

Company shall assert that the attorney-client privilege of the Company related to the Merger was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Surviving Company or were otherwise within the files or records of the Surviving Company after the Closing); provided that nothing herein will prohibit any Party or its respective Affiliates from providing ordinary course communications regarding this Agreement and the transactions contemplated hereby to such Party’s accountants, sources of debt financing, attorneys, and other representatives who, in each case, are subject to customary confidentiality restrictions prohibiting further communications or disclosure thereof. Notwithstanding anything to the contrary herein, if a dispute arises following the Closing between Purchaser or the Surviving Company, on the one hand, and a third party, on the other hand, then Purchaser or the Surviving Company or their respective Affiliates may assert the attorney-client privilege to prevent the disclosure of any such privileged communications to such third party.

[Signature Pages Follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

SEMICONDUCTOR COMPONENTS INDUSTRIES, LLC

By	/s/ Paul Dutton
Name: Paul Dutton
Title: Senior Vice President, Chief Legal Officer and Secretary

FORGE MERGER SUB, INC.

By	/s/ Hope Spencer
Name: Hope Spencer
Title: Vice President, Legal and Assistant Secretary

FERRIC, INC.

By	/s/ Noah Sturcken
Name: Noah Sturcken
Title: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINITIONS

“280G Shareholder Vote” shall have the meaning set forth in Section 5.7(f).

“Accounting Arbitrator” shall have the meaning set forth in Section 2.6(c).

“Accrued Income Taxes” shall mean an amount (which shall not be less than zero with respect to the Company or any jurisdiction) equal to the accrued and unpaid income Taxes of the Company for any Pre-Closing Tax Period with respect to any Tax Return that is not yet due (taking into account any applicable extensions) in those jurisdictions in which the Company is currently filing Tax Returns or has commenced business operations or activities after the close of the prior taxable year, which for such purpose shall be determined: (a) except as otherwise required by applicable Law (as determined based on a “more likely than not” or higher level standard), in accordance with the past practices of the Company in preparing Tax Returns (including any reporting positions, elections or accounting methods), (b) by including in taxable income any (i) adjustments pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) with respect to a change of accounting method made on or before the Closing Date and (ii) prepaid amounts and deferred revenue received prior to the Closing Date that, in each case, would not otherwise be included in taxable income on or prior to the Closing Date, (c) by applying the conventions set forth in Section 5.6(c) with respect to any income Taxes for a Straddle Period, and (d) by excluding any liabilities, accruals, or reserves for contingent Taxes or uncertain Tax positions.

“Active Government Contract” shall have the meaning set forth in Section 3.18(a).

“Action” shall mean any civil, criminal or administrative action, suit, claim, complaint, charge, litigation, investigation, audit, formal proceeding, arbitration or hearing.

“Adjustment Holdback Amount” shall mean $3,000,000.

“Advisory Group” shall have the meaning set forth in Section 8.5(c).

“Affiliate” shall mean with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and/or policies of a Person whether through the ownership of voting securities, contract or otherwise. For the avoidance of doubt, prior to the Closing, the Company shall not be an “Affiliate” of Purchaser and Merger Sub.

“Aggregate Company Cash-Out SAFE Amount” shall mean the aggregate amount payable in respect of Company Cash-Out SAFEs and Company Premium Cash-Out SAFEs.

“Aggregate Exercise Price” shall mean the aggregate exercise prices of all Company Options (including both Vested Company Options and Unvested Company Options but excluding the Unvested Double Trigger Options) and Company Warrants that are outstanding as of immediately prior to the Effective Time.

“Aggregate Liquidation Preference” shall mean the sum of the Aggregate Series A Liquidation Preference, Aggregate Series A-1 Liquidation Preference, Aggregate Series B Liquidation Preference, Aggregate Series B-1 Liquidation Preference, Aggregate Series C-1 Liquidation Preference, Aggregate Series C-2 Liquidation Preference and Aggregate Series C-3 Liquidation Preference.

“Aggregate Series A Liquidation Preference” shall mean the product of the Per Share Series A Liquidation Preference multiplied by the number of shares of Company Series A Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series A-1 Liquidation Preference” shall mean the product of the Per Share Series A-1 Liquidation Preference multiplied by the number of shares of Company Series A-1 Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series B Liquidation Preference” shall mean the product of the Per Share Series B Liquidation Preference multiplied by the number of shares of Company Series B Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series B-1 Liquidation Preference” shall mean the product of the Per Share Series B-1 Liquidation Preference multiplied by the number of shares of Company Series B-1 Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series C-1 Liquidation Preference” shall mean the product of the Per Share Series C-1 Liquidation Preference multiplied by the number of shares of Company Series C-1 Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series C-2 Liquidation Preference” shall mean the product of the Per Share Series C-2 Liquidation Preference multiplied by the number of shares of Company Series C-2 Preferred Stock outstanding as of immediately prior to the Effective Time.

“Aggregate Series C-3 Liquidation Preference” shall mean the product of the Per Share Series C-3 Liquidation Preference multiplied by the number of shares of Company Series C-3 Preferred Stock outstanding as of immediately prior to the Effective Time.

“Agreement” shall have the meaning set forth in the Preamble.

“Anti-Corruption Laws” shall have the meaning set forth in Section 3.10(c).

“Antitrust Laws” shall mean, collectively, the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other U.S. federal, state, local or non-U.S. Laws in effect from time to time that are (a) designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition, or restraint of trade, or (b) pertaining to the regulation of foreign investments or national security.

“Author” shall have the meaning set forth in Section 3.16(n).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.2(a).

“Benefit Plans” shall mean each employee benefit or compensation plan, program, contract, policy, agreement or arrangement for the benefit of current or former employees, individual independent contractors, consultants, directors, officers, or managers (or dependent or beneficiary thereof) of the Company, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any retirement, supplemental retirement, pension, cafeteria, retiree medical or life insurance, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, welfare, sick leave, holiday, vacation, paid-time-off, employment, consulting, commission, deferred compensation, severance, profit sharing, retention, change in control, transaction, retiree stock option, stock purchase, stock appreciation, phantom equity, stock or equity-based, incentive, bonus, employee assistance or fringe benefit plans, or other compensation or benefit plans, programs, contracts, policies, agreements or arrangements, in each case, whether or not in writing and which is sponsored or maintained by, or required to be contributed to, or with respect to which the Company has any material liability, excluding any plan, program or arrangement that is mandated and maintained or administered by a Governmental Entity to the extent fully funded by employment Taxes, social or national insurance contributions or similar obligations.

“Borrowed Money Indebtedness” shall mean Indebtedness of the kind described in clauses (a), (b), (c), (g), and (q) of the definition of Indebtedness.

“Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or Phoenix, Arizona.

“Cash” shall mean, as of any time of determination, the aggregate amount of all cash, cash equivalents, wire transfers and drafts deposited or received and available for deposit, marketable securities, and other similar cash items of the Company, together with any accrued interest thereon, other than Restricted Cash. Notwithstanding anything herein to the contrary, “Cash” shall be reduced by any issued but uncleared checks, but only to the extent that a corresponding payable has not been included for purposes of measuring Net Working Capital, and increased by any deposits of cash, checks and wires in transit, but only to the extent that a corresponding receivable has not been included for purposes of measuring Net Working Capital, in each case, as of such time of determination.

“Certificate of Merger” shall have the meaning set forth in Section 1.1.

“Change of Control Payments” shall mean, collectively, all obligations under change in control, severance, retention or similar arrangements with employees, former employees or consultants, in each case, that become payable, in whole or in part, upon or as a result of the execution of this Agreement or the consummation of the Transactions (for the avoidance of doubt, (a) including the Transition Bonus Amount, and (b) excluding (i) any such payments or obligations payable upon a termination of employment following the consummation of the Transactions and (ii) payments in respect of Company Options pursuant to Section 2.2 of this Agreement).

“Chosen Courts” shall have the meaning set forth in Section 9.4.

“Claim Certificate” shall have the meaning set forth in Section 8.4(a).

“Claims Period” shall have the meaning set forth in Section 8.2(c)(i).

“Clean Team Agreement” shall mean the Clean Team Confidentiality Agreement, dated as of September 10, 2026, by and between Purchaser and the Company.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Cash” shall have the meaning set forth in Section 2.6(a).

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing Fully Diluted Capitalization” shall mean, without duplication, the sum of, as of immediately prior to the Effective Time, (a) the aggregate number of issued and outstanding shares of Company Capital Stock (including shares of Company Capital Stock issued upon the due exercise of Company Warrants prior to the Effective Time), (b) the aggregate number of shares of Company Capital Stock subject to issued and outstanding Company Options (including both Vested Company Options and Unvested Company Options but excluding the Unvested Double Trigger Options), and (c) the aggregate SAFE Conversion Shares for all issued and outstanding Company Conversion SAFEs (but not any Company Cash-Out SAFEs or Company Premium Cash-Out SAFEs).

“Closing Indebtedness” shall have the meaning set forth in Section 2.6(a).

“Closing Net Working Capital” shall have the meaning set forth in Section 2.6(a).

“Closing Option Payment Amount” shall have the meaning set forth in Section 2.2(a).

“Closing Transaction Costs” shall have the meaning set forth in Section 2.6(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement or other similar labor-related Contract with any Labor Organization.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 5.7(e).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock, collectively.

“Company Cash-Out SAFE” shall mean each Company SAFE entitled to receive its “Cash-Out Amount” pursuant to its terms upon the occurrence of the Effective Time.

“Company Conversion SAFE” shall mean each Company SAFE entitled to receive its “Conversion Amount” pursuant to its terms upon the occurrence of the Effective Time.

“Company Closing Equity Value” shall mean (i) $600,000,000, plus (ii) the Estimated Closing Cash, minus (iii) the Estimated Closing Indebtedness, plus (iv) the Estimated Working Capital Adjustment, minus (v) the Estimated Transaction Costs.

“Company Common Stock” shall mean the Company’s Common Stock, par value $0.001 per share.

“Company Disclosure Letter” shall have the meaning set forth in Article III.

“Company Fraud” shall mean any Fraud by or on behalf of the Company.

“Company Fundamental Representations” shall mean the representations and warranties of the Company set forth in Section 3.1 (Incorporation, Good Standing and Qualification), Section 3.2 (Authority; Approval), Section 3.3 (Capital Structure), Section 3.7(b) (Absence of Material Adverse Effect), Section 3.12 (Taxes), Section 3.16 (Intellectual Property) and Section 3.22 (Brokers and Finders).

“Company Indemnifiable Matter” shall have the meaning set forth in Section 8.1(a).

“Company IP Contract” shall mean any license, sublicense, consent to use agreement, settlement, coexistence agreement, covenant not to sue, waiver, release, permission, domain name registration agreement, terms of service and other Contracts, whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company IT Systems” shall mean all computer, information technology and data processing systems, facilities, and services, including all networks, hardware, Software, communications facilities, platforms, databases, websites, and equipment owned, leased, or licensed by the Company, or otherwise used by the Company.

“Company Option” shall mean an option to purchase Company Common Stock granted under a Company Stock Plan.

“Company Preferred Stock” shall mean the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series B Preferred Stock, the Company Series B-1 Preferred Stock, the Company Series C-1 Preferred Stock, the Company Series C-2 Preferred Stock, and the Company Series C-3 Preferred Stock.

“Company Premium Cash-Out SAFE” shall mean each Company SAFE entitled to receive its “Change of Control Premium Amount” pursuant to its terms upon the occurrence of the Effective Time.

“Company SAFE” shall mean each Simple Agreement for Future Equity issued by the Company.

“Company Series A Preferred Stock” shall mean the Company’s Series A Preferred Stock, par value $0.001 per share.

“Company Series A-1 Preferred Stock” shall mean the Company’s Series A-1 Preferred Stock, par value $0.001 per share.

“Company Series B Preferred Stock” shall mean the Company’s Series B Preferred Stock, par value $0.001 per share.

“Company Series B-1 Preferred Stock” shall mean the Company’s Series B-1 Preferred Stock, par value $0.001 per share.

“Company Series C-1 Preferred Stock” shall mean the Company’s Series C-1 Preferred Stock, par value $0.001 per share.

“Company Series C-2 Preferred Stock” shall mean the Company’s Series C-2 Preferred Stock, par value $0.001 per share.

“Company Series C-3 Preferred Stock” shall mean the Company’s Series C-3 Preferred Stock, par value $0.001 per share.

“Company Stock Plans” shall mean the Company’s 2023 Equity Incentive Plan and 2013 Stock Option and Incentive Plan, in each case, as amended and/or amended and restated from time to time.

“Company Warrants” shall mean the warrants to purchase shares of Company Common Stock issued by the Company identified on Schedule 2.3 of the Company Disclosure Letter.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of April 6, 2026, by and between Purchaser and the Company.

“Continuing Employee” shall have the meaning set forth in Section 5.7(a).

“Contract” shall mean any legally binding (oral or written) contract, agreement, lease, sublease, license, note, mortgage, indenture, arrangement or other similar obligation.

“Controlled Group Liability” shall mean any and all liabilities (a) under any multiemployer plan (as defined in Section 3(37) of ERISA), (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code, (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code and (e) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Cooley” shall have the meaning set forth in Section 9.15.

“Current D&O Insurance” shall have the meaning set forth in Section 5.8(b).

“Customs & Trade Laws” shall mean all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Entity, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to the Company.

“D&O Indemnitees” shall have the meaning set forth in Section 5.8(a).

“D&O Tail Insurance” shall have the meaning set forth in Section 5.8(b).

“Defense Costs” shall have the meaning set forth in Section 8.6(a).

“DGCL” shall have the meaning set forth in the Recitals.

“Disputed Earn-Out Items” shall have the meaning set forth in Section 2.7(e)(iv).

“Disputed Items” shall have the meaning set forth in Section 2.6(c).

“Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which the holders have not voted in favor of the adoption of this Agreement or consented thereto in writing and appraisal rights have been perfected and not waived, withdrawn or lost, in accordance with Section 262 of the DGCL in connection with the Merger.

“Earn-Out Amount” shall have the meaning set forth in Section 2.7(a).

“Earn-Out Audit Accounting Firm” shall have the meaning set forth in Section 2.7(e)(ii).

“Earn-Out Objection Notice” shall have the meaning set forth in Section 2.7(e)(iii).

“Earn-Out Objection Period” shall have the meaning set forth in Section 2.7(e)(iii).

“Earn-Out Period” shall mean the period beginning on the Closing Date and ending on the Measurement Date.

“Earn-Out Statement” shall have the meaning set forth in Section 2.7(e)(i).

“Earn-Out Supporting Materials” shall have the meaning set forth in Section 2.7(e)(ii).

“Effective Time” shall have the meaning set forth in Section 1.1.

“Employee Optionholder” shall mean an Optionholder who is, or during the period in which the applicable Company Option held by such Person was outstanding, was an employee of the Company.

“Engagement Agreement” shall have the meaning set forth in Section 8.5(c).

“Environmental Law” shall mean any applicable Law of, and any license, permit, judgment, decree or injunction, from any Governmental Entity relating to (i) the pollution or protection of the environment (including air, surface water, groundwater and soil) and natural resources, (ii) the use, storage, handling, release, emission, discharge, threatened release or disposal of any Hazardous Substance, material or waste or record keeping, reporting or disclosures with respect to Hazardous Substances or (iii) the protection of human health and safety as it pertains to exposure to Hazardous Substances.

“EOR” shall have the meaning set forth in Section 5.7(g).

“Equity Interests” shall mean (i) any capital stock of a corporation, any partnership interest, any limited liability company interest and any other equity interest; and (ii) any security or right convertible into, exchangeable for, or evidencing the right to subscribe for any such stock, equity interest or security referred to in clause (i).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that together with the Company would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Escrow Account” shall have the meaning set forth in Section 2.4(b)(vi).

“Escrow Agent” shall mean Acquiom Clearinghouse LLC.

“Escrow Amount” shall mean an amount equal to $2,299,999.

“Estimated Adjustment Amount” shall mean an amount equal to:

(a) the Estimated Closing Cash; minus

(b) the Estimated Closing Indebtedness; minus

(c) the Estimated Transaction Costs; plus

(d) the Estimated Working Capital Adjustment.

“Estimated Closing Cash” shall have the meaning set forth in Section 2.5(a).

“Estimated Closing Indebtedness” shall have the meaning set forth in Section 2.5(a).

“Estimated Closing Net Working Capital” shall have the meaning set forth in Section 2.5(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.5(a).

“Estimated Transaction Costs” shall have the meaning set forth in Section 2.5(a).

“Estimated Working Capital Adjustment” shall mean an amount equal to the Estimated Closing Net Working Capital minus the Target Net Working Capital (which amount may be a negative number).

“Exchange Fund” shall have the meaning set forth in Section 2.8(b).

“Exchange Fund Participants” shall have the meaning set forth in Section 2.8(b).

“Excluded Option” shall mean any Company Option (a) that is an Unvested Company Option or (b) with a per share exercise price that is equal to or greater than the Per Share Common Consideration.

“FAR” shall have the meaning set forth in Section 3.18(a).

“Final Adjustment Amount” shall mean an amount equal to:

(a) the Final Closing Cash; minus

(b) the Final Closing Indebtedness; minus

(c) the Final Transaction Costs; plus

(d) the Final Working Capital Adjustment.

“Final Adjustment Report” shall have the meaning set forth in Section 2.6(d).

“Final Closing Cash” shall have the meaning set forth in Section 2.6(f).

“Final Closing Indebtedness” shall have the meaning set forth in Section 2.6(f).

“Final Net Working Capital” shall have the meaning set forth in Section 2.6(f).

“Final Order” shall have the meaning set forth in Section 8.4(a).

“Final Transaction Costs” shall have the meaning set forth in Section 2.6(f).

“Final Working Capital Adjustment” shall mean an amount equal to the Final Net Working Capital minus the Target Net Working Capital (which amount may be a negative number).

“Financial Statements” shall have the meaning set forth in Section 3.6(a).

“Fraud” shall mean, with respect to any Person, actual and intentional fraud (excluding constructive, promissory and equitable fraud) under the Laws of the State of Delaware.

“Fundamental Indemnification Matters” shall mean (i) each of the Company Indemnifiable Matters set forth in Section 8.1(a) (except for Representation Matters) and (ii) each Personal Indemnifiable Matter.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“General Gap” shall have the meaning set forth in Section 8.2(a).

“Government Bid” shall mean any bid, proposal, offer or quotation made by or on behalf of the Company that, if accepted or awarded, would result in a Government Contract.

“Government Contract” shall mean any Contract that is between, on the one hand, the Company, and, on the other hand, (a) a Governmental Entity, (b) any prime contractor or other higher-tier contractor of a Governmental Entity, or (c) any subcontractor at any tier with respect to any Contract of the type described in clause (a) or (b) above.

“Governmental Entity” shall have the meaning set forth in Section 3.5(a).

“Hazardous Substance” shall mean any chemicals, materials, or substances defined as, characterized, listed, or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants,” or words of similar meaning, or which can form the basis of liability, under any Environmental Law, including per- and polyfluoroalkyl substances, petroleum or petroleum by-products, friable asbestos, lead-based paint, or polychlorinated biphenyls.

“Holder-Engaged Paying Agent” shall mean Acquiom Financial LLC.

“Holder-Funded Closing Payment Amount” shall mean an amount equal to $1,574,999.

“Holder-Funded Earnout Payment Amount” shall mean an amount equal to $2,124,999, or such other amount as designated by the Stockholder Representative in writing prior to the payment thereof.

“Holder-Funded Payment Recipient” shall have the meaning set forth in Section 5.18.

“Holder-Funded Payment Excess Amount” shall have the meaning set forth in Section 5.18.

“Holder-Funded Payments” shall have the meaning set forth in Section 5.18.

“Holders” shall mean Stockholders, Optionholders, Warrantholders and SAFE Holders, collectively (and each of the Holders shall individually be a “Holder”).

“HSR Act” shall have the meaning set forth in Section 3.5(a).

“Incentive Pool Amount” shall mean (a) the number of Unvested Company Options issued and outstanding immediately prior to the Effective Time (excluding the Unvested Double Trigger Options) (collectively, the Company Options described in this clause (a), the “Specified Options”)), multiplied by (b) the Per Share Common Consideration, minus (c) the aggregate exercise price of all Specified Options.

“Incremental Specified Revenue” shall mean the amount, if any, by which the Specified Revenue achieved for the four (4) consecutive calendar quarters ending on the Measurement Date exceeds $[***].

“Indebtedness” shall mean, with respect to the Company, without duplication, (a) all obligations and liabilities, including principal, interest, fees, costs, overdrafts, premiums, prepayment penalties, breakage amounts, expense reimbursements or other amounts payable in connection therewith, for borrowed money, (b) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, (c) obligations of any Person under letters of credit and all performance bonds, bankers’ acceptances and similar arrangements issued for the account of such Person, (d) any liability for deferred compensation obligations, “earn-out” or similar payments, or the deferred purchase price of property, assets, securities or services (including the maximum amount of any “earn-outs,” “non-compete,” “seller notes” and similar payments payable with respect to the acquisition of any business, assets or securities and including obligations with respect to purchase price adjustments and holdbacks), (e) any Accrued Income Taxes, (f) any liabilities under any interest rate, currency or commodity swaps, collars, caps, hedges, futures contract, forward contract, option or other derivative instruments, (g) any liability secured by a Lien (to the extent not otherwise identified in this definition), (h) any deferred revenue, (i) all accounts payable aged greater than ninety (90) days from invoice as of the Closing Date, (j) all liabilities for obsolete inventory, (k) any earned but unpaid severance obligations (including severance obligations triggered by the Transactions (if any)), (l) any incentive compensation obligations relating to (i) any performance period that ends prior to the Closing Date and (ii) with respect to any performance period ongoing as of the Closing Date, any portion of such performance period that has elapsed prior to the Closing Date, (m) any bonus obligations that are outstanding and unpaid as of the Closing Date (excluding any Transition Bonuses and the Holder-Funded Payments), (n) any deferred compensation plan obligations, (o) all unpaid retention bonuses and similar payments (excluding any Transition Bonuses and the Holder-Funded Payments), (p) the employer portion of payroll and employment Taxes payable by the Company in connection with any obligations set forth in the foregoing clauses (k) through (o), and (q) liabilities pursuant to guarantees of any of the foregoing types of Indebtedness of any other Person, including, in each case, any accrued interest thereon and prepayment or similar penalties and expenses which would be payable if such indebtedness were paid in full as of the Closing Date; provided that in no event shall Indebtedness include (x) any liability that is included in Net Working Capital or Transaction Costs or (y) any Taxes other than those set forth in the foregoing clauses (e) and (p).

“Indemnifiable Damages” shall mean losses, liabilities, claims, damages, fees, and costs and expenses, including costs of investigation, costs of defense, costs of enforcement and settlement and reasonable fees and expenses of lawyers, experts and other professionals; provided, that “Indemnifiable Damages” shall not include (a) punitive or exemplary damages, except to the extent such damages are actually awarded to a third party by a court of competent jurisdiction or (b) consequential, indirect or special damages that are unforeseeable.

“Indemnifiable Matters” shall have the meaning set forth in Section 8.1(b).

“Indemnified Person” shall mean each of Purchaser, Merger Sub, the Surviving Company and their respective Subsidiaries, officers, directors, agents and employees, and each Person, if any, who controls or may control Purchaser within the meaning of the Securities Act (collectively, the “Indemnified Persons”).

“Indemnified Taxes” shall mean any and all (a) Taxes of the Company for any Pre-Closing Tax Period (determined with respect to any Straddle Period in accordance with the principles set forth in Section 5.6(c)), (b) Taxes required to be withheld with respect to payments made to the Holders pursuant to this Agreement (other than as a result of the applicable withholding agent’s bad faith, gross negligence, or willful misconduct), (c) Taxes of any Person for which the Company is liable by reason of having been included in an affiliated, combined or unitary group prior to the Closing Date (including pursuant to Treasury Regulations Section 1.1502-6 or any corresponding or similar provision of state, local or non-U.S. Tax Law), as transferee or successor, by Contract, or otherwise by operation of Law, and (d) Transfer Taxes for which the Holders are responsible pursuant to Section 5.6(b) that have not otherwise been reflected as Transaction Costs.

“Indemnifying Parties” shall mean the Holders (other than a holder of solely shares of Company Capital Stock that constitute Dissenting Shares) as of immediately prior to the Effective Time that are entitled to receive a portion of the Company Closing Equity Value pursuant to Section 2.1(b), Section 2.2 or Section 2.3.

“Indemnity Holdback Amount” shall mean $1,200,000.

“Indemnity Holdback Fund” shall have the meaning set forth in Section 8.2(d).

“Indemnity Holdback Release Date” shall mean the date that is thirty (30) days following the twelve (12)-month anniversary of the Closing Date.

“Indemnity Pro Rata Share” shall mean, with respect to a particular Holder as of a given time (a) the sum of the portion of the Company Closing Equity Value, Post-Closing Excess and Earn-Out Amount paid to such Holder hereunder divided by (b) the sum of all Company Closing Equity Value, Post-Closing Excess and Earn-Out Amount paid to all Holders hereunder.

“Insurance Policies” shall have the meaning set forth in Section 3.21.

“Intellectual Property” shall mean any and all intellectual property rights in any jurisdiction in the world, whether registered or unregistered, including all such rights under U.S. or international statutory or common law throughout the world, including: (a) all trademarks, service marks, trade dress and trade names, Internet domain names and other indicia of origin, and all goodwill associated with any of the foregoing, together with all translations, adaptations, derivations, and combinations thereof; (b) all patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, provisionals, and re-examinations thereof (“Patent Rights”); (c) all trade secrets, proprietary processes, formulae, models (including machine learning and artificial intelligence models and training methodologies), methodologies, know-how, inventions (whether or not patentable), invention disclosures, discoveries, improvements, techniques, methods, algorithms, compositions, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and business information, pricing and cost information, customer and supplier lists, and all other proprietary or confidential information and rights therein (collectively, “Trade Secrets”); (d) all copyrights and copyrightable works, including rights in or to Software, firmware, documentation, databases, compilations, data collections, and website content, whether or not registered or published, and all moral rights therein; (e) proprietary rights in data, datasets and databases; (f) mask work rights and integrated circuit layout-design and topography rights; (g) proprietary rights in Software or other Technology; (h) all registrations and applications for registration, renewals, extensions and reversions of any of the foregoing; and (i) all rights to sue or recover for, and all damages, profits, injunctive relief, and other remedies arising from or relating to, any past, present, or future infringement, misappropriation, dilution, or other violation of any of the foregoing.

“Interim Financial Statements” shall have the meaning set forth in Section 3.6(a).

“IRS” shall have the meaning set forth in Section 3.9(c).

“Key Employees” shall mean [***].

“Key Employee Agreement” shall have the meaning set forth in the Recitals.

“Knowledge of the Company” shall mean the knowledge of the Key Employees, in each case, after reasonable inquiry of their respective direct reports who would reasonably be expected to have knowledge of the matters in question.

“Labor Organization” shall mean any union, labor organization, works council or other similar employee representative body.

“Laws” shall have the meaning set forth in Section 3.10(a).

“Lease” shall have the meaning set forth in Section 3.14(a).

“Leased Real Property” shall have the meaning set forth in Section 3.14(a).

“Letter of Transmittal” shall have the meaning set forth in Section 2.8(b)(i).

“Licensed Intellectual Property” shall mean all Intellectual Property in which the Company holds any rights or interests granted by other Persons.

“Lien” shall mean any lien (statutory or otherwise), mortgage, hypothecation, deed of trust, security interest, claim, right of first offer, right of first refusal, option or any similar restriction of any kind, imperfection of title, encroachment, lease, license, servitude, right-of-way, covenant, charge, pledge, easement or other material encumbrance, restriction on transfer or voting, restriction or adverse claim, or other encumbrance or adverse right or interest.

“Lookback Date” shall mean January 1, 2023.

“Malicious Code” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (b) compromising the privacy or data security of a user; or (c) damaging or destroying any data or file without an authorized user’s consent.

“Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development (“Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, properties, business, assets, or results of operations of the Company, or (b) the ability of the Stockholders of the Company to consummate the Transactions; provided that none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect pursuant to clause (a) or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur pursuant to clause (a): (i) any change or development in or with respect to any Law or applicable accounting standards, including GAAP, or interpretations or enforcement thereof; (ii) any changes, developments, circumstances, facts or effects that are the proximate result of factors generally affecting the industries in which the Company operates; (iii) any change, development or effect resulting from national or international political or social conditions including acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, any weather or natural disaster or any other force majeure event, whether or not caused by any Person (other than the Company); (iv) any epidemic, pandemic or disease outbreak, or any Law providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any material worsening of such conditions; (v) any failure by the Company to meet any internal projections or forecasts or estimates of revenues or earnings; provided that any change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred; or (vi) any change, development or effect relating to and generally affecting the financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); provided that with respect to clauses (i), (ii), (iii), (iv) and (vi), such changes, developments or effects shall be taken into account in determining whether a “Material Adverse Effect” is occurring, has occurred or would reasonably be expected to occur to the extent it disproportionately and adversely affects the Company relative to other competitors of the Company (in which case only the incremental disproportionate and adverse impact may be taken into account, and then only to the extent otherwise permitted by this definition).

“Material Contracts” shall have the meaning set forth in Section 3.17(a).

“Maximum Achievement Condition” shall have the meaning set forth in Section 2.7(b)(i).

“Maximum Amount” shall have the meaning set forth in Section 5.8(b).

“Measurement Date” shall mean December 31, 2029.

“Measurement Time” shall have the meaning set forth in Section 2.5.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Net Working Capital” shall mean the Company’s (a) current assets (excluding Cash) minus (b) current liabilities (excluding Indebtedness and Transaction Costs), and shall be determined in accordance with the methodology illustrated in Annex D and, to the extent not inconsistent with such methodology, in accordance with GAAP and consistent with the methodology and principles used in the preparation of the Financial Statements; provided that Net Working Capital shall not include income or deferred tax assets, income or deferred tax liabilities, or the employer portion of payroll and employment Taxes payable by the Company in connection with any obligations set forth in clauses (k) through (p) of the definition of Indebtedness (or clause (ii) of Transaction Costs or any payments in respect of Company Options).

“New Plan” shall have the meaning set forth in Section 5.7(c).

“Non-Employee Optionholder” shall mean an Optionholder who is not, and during the period in which the Company Option held by such Person was outstanding, was not an employee of the Company.

“Objection Notice” shall have the meaning set forth in Section 2.6(b).

“Objection Period” shall have the meaning set forth in Section 2.6(b).

“OFAC” shall mean the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Off-the-Shelf Software” shall mean any Software that is generally available and is licensed to the Company on a non-exclusive basis on standard terms.

“Open Source License” shall mean any of the following: (a) a license identified as an open source license by the Open Source Initiative (www.opensource.org); the Free Software Foundation (including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), the GNU Affero General Public License (AGPL), or the GNU Free Documentation License (FDL)) or similar body; (b) a license that requires as a condition of use, modification, distribution, making available, or redistribution of the Technology licensed thereunder (or any derivative work, modification, enhancement, or combination thereof), that: (i) the source code, design documentation, or other proprietary information of such Technology, or any derivative work, modification, enhancement, or combination thereof (including any Technology that is linked with, incorporated into, combined with, or otherwise interoperates with, any Technology subject to such license) be disclosed, distributed, made available, offered, or licensed to any third party; (ii) any Person be granted the right to create derivative works of, decompile, disassemble, reverse engineer, or otherwise access or derive the source code of such Technology, or any derivative work, modification, enhancement, or combination thereof; (iii) such Technology, or any derivative work, modification, enhancement, or combination thereof be redistributable at no charge or on terms that restrict the ability to charge fees, royalties, or other consideration for such Technology; (iv) any patent rights, patent claims, or other Intellectual Property rights be licensed, granted, or otherwise made available (whether by implication, estoppel, or otherwise) with respect to such Technology, or any derivative work, modification, enhancement, or combination thereof; or (v) any restriction be imposed on the future use, modification, licensing, distribution, or commercialization of such Technology, or any derivative work, modification, enhancement, or combination thereof, or on any other software or Technology that is linked with, incorporated into, combined with, bundled with, or otherwise interoperates with, any Technology subject to such license; or (c) any other license, terms, or arrangement that would, by its terms or by operation of law, impose any obligation or restriction on the Company or Purchaser (or any of Purchaser’s Affiliates) with respect to any proprietary software, source code, Technology, or Intellectual Property of any of them as a result of the use, modification, distribution, linking, combination, or interoperation of any Owned Intellectual Property or Technology subject to such license.

“Optionholder” shall mean a holder of Company Options.

“Order” shall have the meaning set forth in Section 3.8(b).

“Organizational Documents” shall mean with respect to any corporation, its articles or certificate of incorporation and bylaws, and with respect to a limited liability company, its certificate of formation and operating, shareholders or similar agreement, in each case as amended through the date of this Agreement.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company.

“Parent” means ON Semiconductor Corporation, a Delaware corporation.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Parachute Payment Waivers” shall have the meaning set forth in Section 5.7(f).

“Patent Rights” shall have the meaning set forth in the “Intellectual Property” definition.

“Payments Administrator” shall have the meaning set forth in Section 2.8(a).

“PEO” shall have the meaning set forth in Section 5.7(g).

“PEO/EOR Arrangements” shall have the meaning set forth in Section 5.7(g).

“Per Share Common Consideration” shall mean (a) (i) the Company Closing Equity Value, minus (ii) the Adjustment Holdback Amount, minus (iii) the Indemnity Holdback Amount, minus

(iv) the Stockholder Representative Expense Amount, plus (v) the Aggregate Exercise Price, minus (vi) the Aggregate Liquidation Preference, minus (vii) the Aggregate Company Cash-Out SAFE Amount, minus (viii) the Escrow Amount, divided by (b) the Closing Fully Diluted Capitalization.

“Per Share Earn-Out Amount” shall mean (a) the Earn-Out Amount divided by (b) the Post-Closing Fully Diluted Capitalization.

“Per Share Holder-Funded Payment Excess Amount” shall mean (a) any portion of the Holder-Funded Payment Excess Amount released to Holders pursuant to Section 5.18 divided by (b) the Post-Closing Fully Diluted Capitalization.

“Per Share Indemnity Holdback Amount” shall mean (a) any portion of the Indemnity Holdback Amount released to the Holders pursuant to Section 8.3 divided by (b) the Post-Closing Fully Diluted Capitalization.

“Per Share Liquidation Preference” shall mean, as applicable, the Per Share Series A Liquidation Preference, the Per Share Series A-1 Liquidation Preference, the Per Share Series B Liquidation Preference, the Per Share Series B-1 Liquidation Preference, the Per Share Series C-1 Liquidation Preference, the Per Share Series C-2 Liquidation Preference and the Per Share Series C-3 Liquidation Preference.

“Per Share Post-Closing Excess” shall mean (a) the Post-Closing Excess divided by (b) the Post-Closing Fully Diluted Capitalization.

“Per Share Series A Liquidation Preference” shall mean $1.3075 per share of Company Series A Preferred Stock.

“Per Share Series A-1 Liquidation Preference” shall mean $1.372625 per share of Company Series A-1 Preferred Stock.

“Per Share Series B Liquidation Preference” shall mean $1.92 per share of Company Series B Preferred Stock.

“Per Share Series B-1 Liquidation Preference” shall mean $4.00 per share of Company Series B-1 Preferred Stock.

“Per Share Series C-1 Liquidation Preference” shall mean $15.7384 per share of Company Series C-1 Preferred Stock.

“Per Share Series C-2 Liquidation Preference” shall mean $12.5907 per share of Company Series C-2 Preferred Stock.

“Per Share Series C-3 Liquidation Preference” shall mean $12.50 per share of Company Series C-3 Preferred Stock.

“Per Share Stockholder Representative Expense Amount” shall mean (a) any portion of the Stockholder Representative Expense Amount released to the Holders pursuant to Section 8.5(e) divided by (b) the Post-Closing Fully Diluted Capitalization.

“Permits” shall mean all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances, consents, orders, exemptions, clearances, and similar rights, privileges, and approvals issued by or obtained from any Governmental Entity that are necessary for or used in the conduct of the business of the Company as presently conducted.

“Permitted Liens” shall mean the following Liens: (a) Liens for taxes, assessments or other governmental charges or levies that are not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) statutory, common law or contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law for amounts not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) Liens incurred or deposits made to a Governmental Entity in connection with a governmental authorization, registration, filing, license, permit or approval arising in the ordinary course of business; (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances which (i) are not violated in any material respect and (ii) do not materially impair the occupancy or use of the Leased Real Property, as applicable, for the purposes for which each such property is currently used in connection with the business of the Company; (f) Liens not created by the Company that affect the underlying fee interest of any Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property, as applicable, for the purposes for which each such property is currently used in connection with the business of the Company; (g) zoning, building and other generally applicable governmentally established land use restrictions which (i) are not violated in any material respect and (ii) do not materially impair the occupancy or use of the Leased Real Property, as applicable, for the purposes for which each such property is currently used in connection with the business of the Company; and (h) Liens resulting from any facts or circumstances relating to Purchaser or its Affiliates.

“Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, bank, trust company, organization, Governmental Entity or other entity, whether or not a legal entity, of any kind or nature.

“Personal Fraud” shall mean, with respect to each Indemnifying Party, any Fraud (i) by or on behalf of the Company of which such Indemnifying Party has or had actual knowledge (unless such Indemnifying Party reported such Fraud to Purchaser prior to the Closing) or (ii) committed or knowingly participated in by such Indemnifying Party.

“Personal Indemnifiable Matters” shall have the meaning set forth in Section 8.1(b).

“Personal Information” shall mean (a) all information that identifies or could reasonably be used to identify an individual, including name, physical address, telephone number, e-mail address, health or medical information or records, financial information, financial account number or government-issued identifier and (b) any information that constitutes “personal information,” “personal data,” “personally identifiable information” or other similar terms under applicable Law. Personal Information may relate to any individual, including a current, prospective, or former customer, user, or employee of any Person. Personal Information includes information in any form, including paper, electronic, and other forms.

“Post-Closing Adjustment” shall mean the Final Adjustment Amount minus the Estimated Adjustment Amount (which amount may be a negative number).

“Post-Closing Excess” shall mean either (a) any Post-Closing Adjustment and the Adjustment Holdback Amount released to the Holders pursuant to Section 2.6(e)(i), or (b) any portion of the Adjustment Holdback Amount released to the Holders pursuant to Section 2.6(e)(ii).

“Post-Closing Fully Diluted Capitalization” shall mean, without duplication, the sum of, as of immediately prior to the Effective Time, (a) the aggregate number of issued and outstanding shares of Company Capital Stock (including shares of Company Capital Stock issued upon the due exercise of Company Warrants prior to the Effective Time), (b) the aggregate number of shares of Company Capital Stock subject to issued and outstanding Vested Company Options, and (c) the aggregate SAFE Conversion Shares for all issued and outstanding Company Conversion SAFEs (but not any Company Cash-Out SAFEs or Company Premium Cash-Out SAFEs).

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Privacy Laws” shall mean any and all applicable Laws relating to the Processing of Personal Information, including those applicable to the recording, monitoring, interception, sending, or transmission of communications by email, telephone, robocall, text message, or fax or to the use of cookies or similar online tracking technologies.

“Privacy Requirements” shall mean (a) all Privacy Laws, (b) all internal and publicly-posted privacy policies of the Company, and (c) Contracts binding on the Company, in each case, to the extent related to the Processing of Personal Information.

“Process” shall mean any operation performed on information or data, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, security, disclosure, sale, making available, destruction, or disposal. The terms “Processed” and “Processing” have their correlative meanings.

“Purchase Price Adjustment Statement” shall have the meaning set forth in Section 2.6(a).

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser 401(k) Plan” shall have the meaning set forth in Section 5.7(e).

“Purchaser Arrangements” shall have the meaning set forth in Section 5.7(f).

“Purchaser Designated Person” shall have the meaning set forth in Section 5.1(b).

“Purchaser Disclosure Letter” shall have the meaning set forth in Article IV.

“Purchaser Incentive Plan” shall mean the Amended and Restated Stock Incentive Plan (2022, 2023, 2024 and 2025) of Purchaser.

“Purchaser Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, would or would reasonably be expected to hinder, prevent or materially delay Purchaser’s or Merger Sub’s performance of their respective obligations under this Agreement in any material respect or the consummation of the Merger.

“Purchaser PBRSU” shall mean a performance-based restricted stock unit relating to one share of common stock of Parent, par value $0.01 per share.

“Purchaser RSU” shall mean a restricted stock unit relating to one share of common stock of Parent, par value $0.01 per share.

“R&W Insurance Policy” shall have the meaning set forth in Section 5.11.

“Records” shall have the meaning set forth in Section 5.4(b).

“Registered Owned IP” shall have the meaning set forth in Section 3.16(a).

“Related Party” shall have the meaning set forth in Section 3.20.

“Representation Matter” shall have the meaning set forth in Section 8.1(a)(i).

“Required Stockholder Approval” shall have the meaning set forth in Section 3.2(a).

“Requisite Support Agreements” shall mean executed Support Agreements by Stockholders representing at least 90% of the outstanding voting power of the Company Capital Stock.

“Restricted Cash” shall mean any cash, cash equivalents or marketable securities not freely usable and available because such cash, cash equivalent or marketable securities are subject to restrictions on use or distribution by Contract or due to legal or regulatory restriction or used as collateral or otherwise to provide credit support, including in connection with letters of credit, hedging arrangements, performance bonds or that are held as security deposits, escrow accounts and other deposits held for the benefit of third parties.

“Restricted Person” shall mean any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred Parties List.

“Restrictive Covenant Agreement” shall have the meaning set forth in the Recitals.

“Retained EOR Arrangement” shall have the meaning set forth in Section 5.7(g).

“Retention RSUs” shall have the meaning set forth in Section 5.16.

“Revenue Report” shall have the meaning set forth in Section 2.7(d).

“Rippling” shall have the meaning set forth in Section 5.7(g).

“SAFE Conversion Share” shall mean, with respect to a particular Company Conversion SAFE, such number of shares of Company Common Stock as equals (a) the Purchase Amount or the Change of Control Premium Amount (each as defined in such Company Conversion SAFE, and as applicable) divided by (b) the Liquidity Price (as defined in such Company Conversion SAFE).

“SAFE Holders” shall mean holders of Company SAFEs.

“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including (a) any Person listed on any Sanctions- or other Customs & Trade Laws-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council,

the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom; (b) the Government of a Sanctioned Territory or the Government of Venezuela; (c) any Person that is located, organized, or resident in a Sanctioned Territory; (d) any Person otherwise subject to Sanctions; or (e) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(d).

“Sanctioned Territory” shall mean any country or territory that is, or since April 24, 2019 has been, the subject or target of any Sanctions (including Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, Kherson, and Zaporizhzhia regions of Ukraine).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Entities, including, but not limited to, OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Breach” shall mean any unlawful or unauthorized acquisition, access, use, alteration, exfiltration, destruction, or disclosure, or loss, theft, or other misuse of Personal Information or other confidential, proprietary, or sensitive information in the possession or control of the Company.

“Seller Related Parties” shall have the meaning set forth in Section 5.11.

“Settlement Payment” shall have the meaning set forth in Section 8.6(a).

“Significant Customer” shall have the meaning set forth in Section 3.19(a).

“Significant Supplier” shall have the meaning set forth in Section 3.19(b).

“Software” shall mean computer programs (whether in source code, object code, firmware, middleware, development tools, libraries, APIs, SDKs or other form), algorithms, databases, data (including any data used to train, pretrain, validate, or otherwise evaluate or improve an algorithm or model), compilations, data and data collections, models (including any artificial intelligence or machine learning models and related architectures, weights and parameters), algorithms, methodologies and implementations thereof any Technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Specified Options” shall have the meaning set forth in the “Incentive Pool Amount” definition.

“Specified Products” shall mean the products, services, offerings, and business lines reflected on Schedule VI, together with any successor, enhanced, derivative or replacement products, services, offerings, or business lines. For the avoidance of doubt, “Specified Products” shall not include any products, services, offerings, or business lines of Purchaser or its Affiliates that are not acquired hereunder, including if such products, services, offerings or business lines incorporate intellectual property or other components owned by the Company.

“Specified Revenue” shall mean, without duplication, the revenue that is recognized by the Surviving Company, Purchaser or another Affiliate of Purchaser and that is attributable to any of (a) sales of the Specified Products occurring prior to the Measurement Date by the Surviving Company, Purchaser or another Affiliate of Purchaser, (b) sales of the Specified Products that are included as part of a module intended for use in a voltage core (“Vcore”) application occurring prior to the Measurement Date by the Surviving Company, Purchaser or another Affiliate of Purchaser, (c) stand-alone licenses granted with respect to the Specified Products (excluding royalties and amounts paid for licenses granted as part of settlement of claims of infringement of Owned Intellectual Property), and (d) stand-alone licenses granted with respect to Owned Intellectual Property, in each case, (i) as reflected in Purchaser’s books and records and determined using the accounting principles, practices, procedures, policies and methods used by Purchaser in preparing its consolidated financial statements, consistently applied and (ii) for the avoidance of doubt, excluding revenue recognized or recorded by the Surviving Company, Purchaser or any other Affiliate of Purchaser in respect of any sale, license, transfer or other transaction involving Specified Products or Owned Intellectual Property between or among any of the Surviving Company, Purchaser and their respective Affiliates, in each case to the extent such revenue, receipts or other amounts are eliminated or would be eliminated in consolidation under GAAP.

“Spreadsheet” shall have the meaning set forth in Section 2.5(b).

“Standard Terms” shall mean Contracts entered into in the ordinary course of business by the Company, on the one hand, and (a) the customers, vendors or service providers of the Company or (b) the employees, contractors or consultants of the Company, on the other hand, in each case of clauses (a) or (b), which do not materially differ in substance from the Contracts that have been made available to Purchaser.

“Stockholder Representative” shall have the meaning set forth in the Preamble.

“Stockholder Representative Account” shall have the meaning set forth in Section 2.4(b)(iv).

“Stockholder Representative Expense Amount” shall have the meaning set forth in Section 2.4(b)(iv).

“Stockholder Representative Expenses” shall have the meaning set forth in Section 8.5(c).

“Stockholder Representative Group” shall have the meaning set forth in Section 8.5(c).

“Stockholders” shall mean holders of shares of Company Capital Stock.

“Straddle Period” shall have the meaning set forth in Section 5.6(c).

“Subsidiary” shall mean, with respect to any Person, any entity, whether incorporated or unincorporated, of which (i) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person or by any one or more of its Subsidiaries, or (ii) at least 50% of the Equity Interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person or by any one or more of its Subsidiaries. The term “Subsidiary” includes all Subsidiaries of such Subsidiary.

“Support Agreement” shall have the meaning set forth in the Recitals.

“Survival Period” shall have the meaning set forth in Section 8.2(c)(i).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Target Net Working Capital” shall mean ($1,473,930).

“Tax” (including, with correlative meaning, the term “Taxes”) shall mean all U.S. federal, state, local or foreign income, profits, franchise, gross receipts, environmental, customs duty, capital, estimated, alternative minimum, add-on minimum, surtax, transfer, registration, ad valorem, natural resources, occupation, premium, windfall profit, business, special assessment, inventory, social security (or similar), license severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, fees, levies, charges or other assessments of any kind whatsoever in the nature of taxes, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Contest” shall mean an audit, action, suit, investigation, examination, claim, appeal, dispute or controversy related to Taxes or Tax Returns.

“Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, estimates and information returns) filed or supplied or required to be filed or supplied to a Tax authority relating to Taxes, including any amendment thereof.

“Technology” shall mean all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulae, algorithms, compositions, processes and techniques, data, mask works, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), databases, software, computer hardware, electronic, electrical, and mechanical equipment, and all other forms of technology, tangible or intangible, whether or not protected or protectable as Intellectual Property, but, for clarity, excluding, in each case, Intellectual Property that may be embodied in or related to any of the foregoing.

“Termination Date” shall have the meaning set forth in Section 7.2.

“Trade Secrets” shall have the meaning set forth in the “Intellectual Property” definition.

“Transaction Costs” shall mean the sum of (i) all unpaid fees and expenses incurred by or charged to or payable by the Company for services provided through the Closing Date in connection with this Agreement (including the preparation, negotiation, delivery and execution thereof) and the Transactions, including legal fees and related expenses, including as set forth in Section 5.9, plus (ii) any transaction or retention or Change of Control Payments (excluding any payment obligations arising as a result of the payment of Company Options regardless of whether payable at or after the Closing), severance payments or other similar payments payable by the Company to any current or former individual service provider in connection with the transactions contemplated by this Agreement (including, without duplication of any of the items included as Indebtedness, the employer portion of payroll and employment Taxes payable by the Company in connection with any obligations set forth in this clause (ii) or any payment in respect of Company Options hereunder, but excluding the employer portion of payroll and employment Taxes payable in connection with any payments of the Earn-Out Amount, if any, in respect of Company Options, plus (iii) without duplication, investment banking fees and related expenses, accounting fees and related expenses, and other professionals’ and advisors’ fees and related expenses and any amounts payable in connection with the termination of the PEO/EOR Arrangements as set forth in Section 5.7(g), plus (iv) the Holder-Funded Closing Payment Amount (including the employer portion of payroll and employment Taxes payable by the Company in connection therewith).

“Transaction Documents” shall mean, collectively, this Agreement and each other certificate or agreement to be entered into in connection with the Transactions.

“Transaction Tax Deductions” shall mean all items of loss or deduction for U.S. federal and applicable state and local income Tax purposes resulting from or attributable to (i) any compensatory payments made in connection with this Agreement, (ii) Transaction Costs, assuming that the safe harbor election set forth in IRS Revenue Procedure 2011-29 applies with respect to any “success-based fee,” (iii) liabilities included in Net Working Capital, (iv) Indebtedness, and (v) any fees, expenses, premiums, and penalties with respect to the prepayment of debt and the write-off or acceleration of the amortization of deferred financing.

“Transactions” shall have the meaning set forth in the Recitals.

“Transfer Taxes” shall mean all federal, national, state, local, foreign or other registration, excise, sales, use, value added, goods and services, harmonized sales, transfer (including real property transfer), stamp taxes or duty, documentary, filing, recordation and other similar taxes and fees that may be imposed, payable or assessed by any Governmental Entity in any country as a result of or otherwise arising in connection with the Transactions, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transition Bonus” shall have the meaning set forth in Section 5.17.

“Transition Bonus Amount” shall have the meaning set forth in Section 5.17.

“Transition Employees” shall have the meaning set forth in Section 5.17.

“Transition Employment and Bonus Agreement” shall have the meaning set forth in Section 5.17.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Unvested Company Option” shall mean any Company Option (or portion thereof) that is not a Vested Company Option.

“Unvested Double Trigger Option” shall mean any Unvested Company Options that are held by Transition Employees and, by their terms, could vest following the Effective Time upon the occurrence of a subsequent event (such as a termination of employment).

“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested, unexpired and unexercised under the terms of any Contract between the holder of such Company Option and the Company (including any Company Stock Plan) as of immediately prior to the Effective Time, including any Company Option (or portion thereof) which vests and is no longer subject to any further vesting, right of repurchase or risk of forfeiture as a result of the Closing.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law.

“Warrantholders” shall mean holders of Company Warrants.

“Willful Breach” shall mean with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.